Form 20-F
period 2005-12-31
MASTELLONE BROTHERS INC
filed 2006-05-22
CIK 1067317

As filed with the Securities and Exchange Commission on May 22, 2006
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       OR
[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2005
                                       OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
           For the transition period from ____________ to ____________

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                       Commission file number: 333-122268

                            Mastellone Hermanos S.A.
             (Exact name of registrant as specified in its charter)

                            Mastellone Brothers Inc.
                 (Translation of Registrant's name into English)
                                    Argentina
                         (Jurisdiction of incorporation
                                or organization)
                         E. Ezcurra 365, Piso 2, Of. 310
                       (C1107CLA) Buenos Aires, Argentina
                              (011 5411) 4318-5000
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                    8% Series A2 and B2 Senior Notes due 2012

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
               Class A Ordinary Shares, one vote each:  263,119,267
              Class B Ordinary Shares, five votes each: 194,428,002
         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                 Yes [ ]  No [X]

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                 Yes [ ]  No [X]

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
                                 Yes [X]  No [ ]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

 Large accelerated filer [ ]  Accelerated filer [ ]  Non-accelerated filer [X]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [X]  Item 18 [ ]

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                 Yes [ ]  No [X]

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           Page


FACTORS AFFECTING FORWARD-LOOKING STATEMENTS..................................iv

INTRODUCTION AND USE OF CERTAIN TERMS.........................................iv

PART I.........................................................................1

         Item 1. Identity of Directors, Senior Management and Advisers.........1
         Item 2. Offer Statistics and Expected Timetable.......................1
         Item 3. Key Information...............................................1
         Item 4. Information on the Company...................................16
         Item 4A.  Unresolved Staff Comments..................................33
         Item 5. Operating and Financial Review and Prospects.................33
         Item 6. Directors, Senior Management and Employees...................51
         Item 7. Major Shareholders and Related Party Transactions............54
         Item 8. Financial Information........................................58
         Item 9. The Offer and Listing........................................59
         Item 10. Additional Information......................................59
         Item 11. Quantitative and Qualitative Disclosures about Market
                  Risk........................................................65

PART II.......................................................................65

         Item 12. Description of Securities other than Equity Securities......66
         Item 13. Defaults, Dividend Arrearages and Delinquencies.............66
         Item 14. Material Modifications to the Rights of Security Holders
                  and Use of Proceeds.........................................67
         Item 15. Controls and Procedures.....................................67
         Item 16. [Reserved]..................................................67

PART III......................................................................67

         Item 17. Financial Statements........................................68
         Item 18. Financial Statements........................................69
         Item 19. Exhibits....................................................69

                  FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

         This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Item 4.B Business overview" relating to the operation and performance of Mastellone Hermanos S.A. and under the caption "Item 5. Operating and Financial Review and Prospects" are forward-looking statements. You can identify forward-looking statements by, among other things, the use of forward-looking language, such as the words "believe", "expect", "anticipate" and similar expressions. These forward-looking statements reflect our expectations for future events and financial performance. These statements are based on current plans, estimates and projections. Such statements are subject to certain risks and uncertainties, such as changes in export and import controls and duties, and changes in prices or demand for products produced and sold by Mastellone Hermanos S.A. or its subsidiaries either in the domestic or in international markets as a result of competitive, economic, political and other factors, the availability of continued access to banking and financial resources on favorable terms, regulatory compliance requirements, labor disputes and the performance by third parties of their contractual obligations, etc. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, we cannot assure you that such expectations will prove to be correct. Actual results could differ materially from the results projected in the forward-looking statements as a result of the risks described above. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements. Forward-looking statements speak only as of the date they were made. We undertake no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this annual report.

                     INTRODUCTION AND USE OF CERTAIN TERMS

         Mastellone Hermanos is a sociedad anonima incorporated under the laws of the Republic of Argentina since 1973. In this document, any reference to "we," "our," "us" or "Mastellone Hermanos" means Mastellone Hermanos S.A. and its subsidiaries on a consolidated basis, except where we make clear that the term means Mastellone Hermanos S.A. or a particular subsidiary or business group only, and except that references to "our shares", matters relating to our shares or matters of corporate governance shall refer to the shares and corporate governance of Mastellone Hermanos S.A. In this annual report on Form 20-F, references to "Argentine pesos," "Pesos," or "Ps." are to the lawful currency of the Republic of Argentina and references to "dollars," "US dollars," "USD" or "$" are to the lawful currency of the United States. Similarly, any reference to the "Government" or the "Argentine Government" is to the government of the Republic of Argentina.

         Our principal executive office is currently located at E. Ezcurra 365, Piso 2, Of. 310 (C1107CLA) Buenos Aires, Argentina and our telephone number is +(011 5411) 4318-5000.

Item 1.  Identity of Directors, Senior Management and Advisers

         Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.  Key Information

A.       Selected financial data

         Introduction
         ------------

         The following tables set forth certain of our financial data for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. This financial data should be read in conjunction with, and are qualified in their entirety by, our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and the information contained in Item 5-"Management's Discussion and Analysis of Financial Condition and Results of Operations". The financial data for the years ended December 31, 2005, 2004 and 2003 have been derived from such consolidated financial statements.

         We maintain our financial books and records and publish our consolidated financial statements in Pesos. We prepare our consolidated financial statements in accordance with Argentine GAAP. Our consolidated financial statements included herein contain a reconciliation to accounting principles generally accepted in the United States of America, to which we refer as "US GAAP", of our shareholders' equity and net (loss) income. Our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 are included in this annual report on Form 20-F.

         Inflation Accounting
         --------------------

         Prior to September 1, 1995, to account for the effects of inflation in Argentina and in accordance with Argentine GAAP, our financial statements were periodically restated based on changes in the Argentine wholesale price index published by the National Institute of Statistics and Census. On August 15, 1995, the Argentine government issued Decree No. 316/1995 discontinuing the requirement that financial statements be restated for inflation for any date or period after August 31, 1995. Effective as of September 1, 1995, as required by General Resolution No. 272 of the Argentine National Securities Commission, we discontinued the inflation restatement methodology into constant Pesos, maintaining the effects of inflation accounted for in the prior periods.

         As a result of the inflationary environment in Argentina (the wholesale price index increased 118% during 2002) and the conditions created by the Public Emergency Law, the Professional Council in Economic Science of the City of Buenos Aires (Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires or the "CPCECABA") approved on March 6, 2002 Resolution Mesa Directiva, to which we refer as "MD", No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002 and requiring the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 (including the changes recently incorporated by Technical Resolution No. 19) issued by the Argentine Federation of Professional Councils in Economic Science (Federacion Argentina de Consejos Profesionales de Ciencias Economicas) adopted by Resolution Consejo Directivo, to which we refer as "CD", No. 262/01 of the CPCECABA, and providing that all recorded amounts restated by changes in general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in constant currency as of December 31, 2001.

         On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95 and instructing the Argentine National Securities Commission, among others, to issue the necessary regulations relating to preparation of financial statements in constant currency. On July 25, 2002, under

Resolution No. 415/02, the Argentine National Securities Commission reinstated the requirement that financial statements for periods beginning after December 31, 2001 be prepared in constant currency.

         On March 25, 2003, Decree No. 664/03 eliminated the requirement that financial statements for periods ending after that date be prepared in constant currency. On April 8, 2003, the Argentine National Securities Commission issued Resolution No. 441/03 discontinuing inflation accounting as from March 1, 2003. This decision was not in accordance with current professional accounting rules which required restatement to recognize the effects of inflation until September 30, 2003.

         As a result of the foregoing, our financial statements for the years ended December 31, 2003 and our financial data for the years ended December 31, 2003, 2002 and 2001 included herein for comparative purposes have been restated or adjusted for inflation through February 28, 2003. Effective March 1, 2003, we discontinued the restatement of our financial statements to reflect the effects of inflation.

         Miscellaneous
         -------------

         Unless otherwise indicated, our consolidated balance sheets and consolidated statements of operations use the exchange rates as of each relevant date or period-end quoted by Banco de la Nacion Argentina. The rates quoted by Banco de la Nacion Argentina for such exchange rates were Ps.3.032 per US$1.00 and Ps.3.5869 per 1(euro) at December 31, 2005. The reader should not construe the translation of currency amounts in this annual report on Form 20-F to be representations that the Peso amounts actually represent US Dollar or Euro amounts or that any person could convert the Peso amounts into US Dollars or Euros at the rate indicated or at any other exchange rate. See "Exchange Rates" for information regarding exchange rates. See also "Presentation of Financial and Other Information" above.

         Certain amounts and ratios set forth in the following table (including percentage amounts) have been rounded up or down in order to facilitate the footing of tables in which they are included. The effect of such rounding is not material. Such amounts, as so rounded, are also used in the text of this document.

                           Financial Statements' Data

                                              Year ended December 31,
------------------------------------------------------------------------------------------------------------------
                                                              2001       2002        2003       2004        2005
                                                           ---------  ---------   ---------  ---------   ---------
                                             In millions of Pesos (1)
Statement of Operations Data
Argentine GAAP
Net Sales                                                    1,426.0    1,178.9     1,132.1    1,385.4     1,599.2
Cost of Sales                                               (1,087.9)    (930.5)     (945.4)  (1,127.0)   (1,267.0)
                                                           ---------  ---------   ---------  ---------   ---------
Gross Income                                                   338.1      248.4       186.7      258.4       332.2
Expenses:
Selling                                                       (284.5)    (191.4)     (175.6)    (220.4)     (277.3)
General & Administrative & Other Expenses                      (64.6)     (61.1)      (54.6)     (58.0)      (60.3)
                                                           ---------  ---------   ---------  ---------   ---------
Operating Income (Loss)                                        (11.0)      (4.1)      (43.5)     (20.1)       (5.3)
Other Income (Expenses), net                                   (13.4)     (22.0)      (23.8)     (23.4)      (10.4)
Equity in Results of Unconsolidated Entities (2)                 0.8       (1.1)        0.0        0.0         0.0
Interest Expense                                               (83.7)     (94.0)     (123.7)    (117.7)      (53.1)
Interest Income                                                  8.6        7.7         7.8        2.4         5.1
Financial & Holding Results                                    (19.9)      68.5        (2.4)     (25.2)       (7.2)
                                                           ---------  ---------   ---------  ---------   ---------
Net ordinary loss before Income Tax, Minority
Interest and Extraordinary Item                               (118.6)     (45.0)     (185.7)    (184.0)      (71.0)
Income Tax                                                       0.0        0.0         0.2       (0.3)        0.0
Minority Interest                                                0.4        0.3        (0.1)       0.0         0.0
                                                           ---------  ---------   ---------  ---------   ---------
Loss before Extraordinary Item                                (118.2)     (44.7)     (185.6)    (184.3)      (71.1)
Extraordinary Item, net                                          0.0     (258.2)        0.0      510.0        37.8
                                                           ---------  ---------   ---------  ---------   ---------
Net (Loss) Income                                             (118.2)    (302.9)     (185.6)     325.7       (33.3)
Number of shares                                               409.9      409.9       409.9      409.9       457.5
Earnings (loss) per common share:
Ordinary loss                                                  (0.29)     (0.11)      (0.45)     (0.45)      (0.15)
Extraordinary (loss) income                                     -         (0.63)       -          1.24        0.08
Total (loss) income                                            (0.29)     (0.74)      (0.45)      0.79       (0.07)
                                                           =========  =========   =========  =========   =========

                                              Year ended December 31,
----------------------------------------------------------------------------------------------------------------
                                                              2001       2002        2003       2004        2005
                                                           ---------  ---------   ---------  ---------   ---------
                                             In millions of Pesos (1)
U.S. GAAP
Net Loss before cumulative effect of change in accounting
    principle                                               (617.2)     (91.1)      (41.4)      (95.6)      54.8
Cumulative effect of change in accounting principle            -        (53.0)        -           -          -
Net Loss                                                    (617.2)    (144.1)      (41.4)      (95.6)      54.8
Number of shares                                             409.9      409.9       409.9       409.9      457.5
Earnings (loss) per common share:
Income (loss) before cumulative effect of change in
    accounting principle                                      (1.51)     (0.22)      (0.10)      (0.23)      0.12
Cumulative effect of change in accounting principle            -         (0.13)       -           -          -
Total earnings (loss)                                         (1.51)     (0.35)      (0.10)      (0.23)      0.12
OTHER DATA
Argentine GAAP
Capital Expenditures                                          93.8       21.2        19.2        28.1       35.6
Cash Flows from:
Operating Activities                                         187.8      113.0        59.5       128.2       82.5
Investment Activities                                       (112.3)    (123.0)      (10.8)      (21.8)     (31.3)
Financing Activities                                         (58.0)     (23.0)       (6.5)     (188.8)     (46.7)
Increase (decrease) in cash and cash equivalents              17.0       77.7        42.1       (82.4)       4.5
Cash and cash equivalents at beginning of year                21.6       38.6       116.5       158.6       76.2
Cash and cash equivalents at end of year                      38.6      116.3       158.6        76.2       80.7
U.S. GAAP
Cash Flows from:
Operating Activities                                         109.1       90.0        55.2       104.0       28.2
Investment Activities                                       (112.8)     (12.3)      (10.8)      (21.8)     (31.3)
Financing Activities                                          21.4       (0.6)       (2.2)     (164.6)       7.6
Increase (decrease) in cash and cash equivalents              17.7       77.1        42.1       (82.4)       4.5
Cash and cash equivalents at beginning of year                21.7       39.4       116.5       158.6       76.2
Cash and cash equivalents at end of year                      39.4      116.5       158.6        76.2       80.7
OTHER RATIOS
Argentine GAAP
Ratio of Total Debt to Capitalization                         48.5%      70.6%       77.9%       48.5%      45.8%
Current Ratio (3)                                              1.12       0.78        0.72        1.74       1.84
Solvency Ratio (4)                                             0.49       0.42        0.28        1.06       1.18
Ratio of Non-current Assets to Total Assets                    0.73       0.78        0.72        0.75       0.71
Profitability (Return on shareholder's equity)               (13.0%)    (43.6%)     (41.2%)      62.6%      (4.8%)
U.S. GAAP

                                              Year ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                          2001        2002         2003        2004        2005
                                                       ---------  ---------   ---------  ---------   ---------
                                             In millions of Pesos (1)
BALANCE SHEET DATA
Argentine GAAP
Cash and Cash Equivalents                                 38.6        116.3       158.6         76.2        80.7
Property, Plant & Equipment                            1,280.7      1,490.1     1,186.0      1,046.1       974.2
Total Assets                                           2,044.7      2,061.6     1,863.2      1,592.1     1,588.3
Total Debt                                               795.4      1,304.4     1,261.8        642.8       589.4
Total Liabilities                                      1,192.2      1,512.5     1,501.4        909.0       890.8
Capital stock                                            409.9        409.9       409.9        409.9       457.5
Shareholders' Equity                                     846.0        543.1       357.4        683.1       697.5
U.S. GAAP
Capital stock                                            409.9        409.9       409.9        409.9       457.5
Shareholders' Equity                                     293.5        149.5       108.1         12.5       114.9

Footnotes
---------
(1) The requirement to restate in constant pesos to recognize the effects of inflation was suspended as of March 1, 2003. All of the figures in the table, corresponding to the fiscal years 2001 through 2003 are stated in constant pesos of February 2003.
(2)  Reflects our unconsolidated subsidiaries and other long-term investments.
     (3) Current Ratio is the ratio of current assets to current liabilities.
     (4) Solvency Ratio is the ratio of shareholders' equity to financial debt.


         Exchange Rates
         --------------

         Historically, the Argentine foreign exchange market has been subject to exchange controls. Between April 1, 1991, when Law No. 23,928 and Decree No. 529/91 (together referred to as the Convertibility Law) became effective, and January 5, 2002, pesos were freely convertible into US dollars at a fixed one-to-one exchange rate. Pursuant to the Convertibility Law, the Central Bank of Argentina, or the Central Bank, had to (1) maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of outstanding Argentine currency and (2) sell US dollars to any requesting person at a fixed US$1.00 to P$1.00 exchange rate.

         On January 6, 2002, the Argentine Congress passed Law No. 25,561 (the Public Emergency Law) which superseded certain provisions of the Convertibility Law, including the fixed one-to-one exchange rate. This law granted the federal executive branch the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. On January 6, 2002, the executive branch established a temporary dual exchange rate system. As of February 11, 2002, a single and free exchange market had been established for all exchange transactions. Within this new exchange regime and for the purpose of supporting the Peso exchange rate, the Central Bank initially intervened several times in the exchange rate market by selling US dollars.

         In light of a growing demand for US dollars during the six months ended June 30, 2002 and the shortage of US dollars available to satisfy this demand, the Argentine Government adopted a series of measures to mitigate the demand for US dollars and increase its US dollar international reserves. As a result, (1) the export sector had to exchange on a short-term basis its non-Argentine currency into Argentine pesos through the Central Bank, (2) new restrictions on the transfer of funds abroad were implemented, (3) the purchase of foreign exchange was limited and (4) requirements relating to the purchase of foreign currency from banks and exchange agencies became more stringent. Subsequently, the demand from private parties for US dollars significantly declined and the Central Bank gradually started to accumulate US dollar reserves. Towards the end of 2002, the Argentine Government implemented different measures aimed at stimulating the economy and reducing certain restrictions in order to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency.

         In 2003, the balance of trade yielded a strong surplus, which, together with the continuing default in a substantial part of foreign debt payments by the Government declared at the end of 2001, caused an excess supply of foreign currency. As a result, the Peso appreciated significantly against the US dollar during 2003. Only numerous currency purchases by the Central Bank, supported by the explicit intention of the Argentine Government to maintain a high rate of exchange, prevented greater appreciation of the Peso against the US dollar. In addition, on June 26, 2003, through Decree No. 285, the Government fixed the minimum period that currencies may enter the country with speculative purposes at 180 days in order to reduce volatility in the exchange rate.

         During 2004 and 2005, the Peso was relatively stable, again supported by the Government's explicit position in favor of a high exchange rate. To such respect, the Central Bank's intervention in the exchange market steadily increased due to an ongoing excess supply of foreign currency, again determined both by a still wide but contracting trade balance surplus and the continuation of the partial default on the sovereign external debt, and, to a lesser extent, due to foreign capital inflows. The trade balance evidenced new surpluses, although not as sizable as the previous year due to the increase in imports. In an effort to maintain the rate of exchange at about P$3 to US$1 during 2004 and 2005, the Central Bank made substantial levels of purchases in the exchange market, with records in excess of US$100 million per day. In addition, on May 24, 2005, through Resolution No. 292/05, the Government extended the minimum period for which currencies may enter the country with speculative purposes from 180 to 365 days, as an additional measure to mitigate the volatility of the exchange rate.

         On June 9, 2005, the federal executive branch issued Decree 616/05. As a result of this executive order any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of inflow of cash. In addition, 30% of the amount shall be deposited with domestic financial institutions. This deposit must be (1) registered, (2) non-transferable, (3) non-interest bearing,
(4) made in US dollars, (5) have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing operations, as well as primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions. However, the Central Bank issued since September 2005 several regulations tightening the control and requirements on pre-financing and financing facilities for exports.

         During January 2006, the Argentine Government paid in full its debt with the International Monetary Fund, which amounted to approximately $9.5 billion, using part of the free liquid position held by the Argentine Central Bank (which is deemed to be the excess of Central Bank foreign reserves as compared with the domestic monetary base). Argentine Central Bank's foreign reserves decreased by about one-third after this payment.

         The following table sets forth, for the periods indicated, the high, low, average and period end exchange rates for the purchase of US dollars, expressed in nominal pesos per US dollar. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

                                                              Exchange Rate (1)
                                                 -----------------------------------------------
                                                 High          Low      Average (2)   Period End
                                                 ----          ---      -----------   ----------
                                                                  (in pesos)
Year Ended December 31,
2001                                              1.00          1.00         1.00          1.00
2002                                              3.90          1.60         3.14          3.38
2003                                              3.37          2.73         2.95          2.94
2004                                              2.99          2.94         2.97          2.98
2005                                              3.04          2.86         2.92          3.03

Most Recent Six Months:

November 2005                                     2.99          2.94         2.97          2.97
December 2005                                     3.04          2.98         3.01          3.03
January 2006                                      3.06          3.03         3.05          3.07
February 2006                                     3.07          3.07         3.07          3.07
March 2006                                        3.08          3.07         3.08          3.08
April 2006                                        3.09          3.04         3.07          3.05

Footnotes
---------
(1) Source: Banco de la Nacion Argentina.
(2) Based on monthly average exchange rates.


         On May 19, 2006, the exchange rate for the purchase of US dollars published by Banco de la Nacion Argentina was Ps. 3.07 per $1.00 US dollar.

B.       Capitalization and indebtedness

         Not Applicable.

C.       Reasons for the offer and use of proceeds

         Not Applicable.

D.       Risk factors

         You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this annual report. See "Factors Affecting Forward-Looking Statements."

Risk Factors Relating to Argentina

         Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina.

         We are a stock corporation, or sociedad anonima, organized under the laws of Argentina and substantially all of our operations, facilities and most of our customers are located in Argentina. Accordingly, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing from time to time in Argentina.

         Argentina experienced an economic and political crisis in recent years, marked by a severe recession and the abandonment of US dollar-peso parity, which led to a significant devaluation of the Peso against foreign currencies. These conditions have had and may continue to have an adverse effect on our financial condition and results of operations.

         In the last quarter of 2001, following almost four years of recession, high levels of external indebtedness and the highest country risk ratings level yet, Argentina found itself in a critical economic situation marked by a significant decrease in deposit levels, high interest rates, a significant decline in the demand of products and services and a substantial increase in unemployment levels. The economic debacle was accompanied by a political crisis that led to the resignation of President Fernando De la Rua in December 2001, which was followed by a quick succession of interim presidents that ended with the election by the Legislative Assembly of Senator Eduardo Duhalde as president in January 2002.

         The Government's ability to fulfill its obligations and the availability of credit lines were greatly diminished. On December 23, 2001, interim President Adolfo Rodriguez Saa declared the suspension of debt payments on a significant portion of Argentina's sovereign debt.

         By late 2001, significant deposits were withdrawn from financial institutions as a result of the lack of confidence in the country's economic future and the Government's ability to sustain the parity of the Peso to the US dollar. This run on deposits had a material adverse effect on the Argentine financial system as a whole as banks suspended the disbursement of new loans and focused on collection activities in order to be able to pay their accountholders. However, the general unavailability of external or local credit created a liquidity crisis that hindered collections by financial institutions thus adversely affecting their ability to refund deposits. On December 1, 2001, in light of the severe withdrawal of deposits from the financial system, the Government established tight restrictions on cash withdrawals from banks and imposed controls on the transfer of funds outside of Argentina. The restrictions on cash withdrawals from banks, known as the "corralito," were lifted on December, 2002.

         The rapid and radical nature of the changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the Government or any particular set of economic policies, created an atmosphere of great uncertainty. During 2002, the Government implemented measures to address the effects of amending the Convertibility Law and the asymmetric conversion into pesos of foreign currency denominated debts and bank deposits subject to Argentine law. Moreover, these measures were also designed to allow the Government to recover access to financing, reduce Government spending, restore liquidity to the financial system, reduce unemployment, and generally stimulate the economy. Beginning in July 2002, the demand for pesos began to grow as the currency appreciated, the consumer inflation rate decreased sharply with deposits returning to the financial system attracted by high interest rates. Employment in the private sector also showed a modest increase in the second part of the year as a result of growth in the tradable goods sector. Industrial activity, driven by exports and import substitution, began to recover in April 2002.

         On May 25, 2003, Nestor Kirchner was elected as the new the President of Argentina. Since 2003, there has been a favorable evolution in the Argentine economy ending the economic recession that lasted over four years. The following economic indicators are worth mentioning: (i) an increase in the Treasury primary surplus; (ii) a decrease and stabilization in the foreign exchange parity as a result of substantial commercial surplus; (iii) an increase of approximately 9% in the Gross Domestic Product during each of the years 2004 and 2005; (iv) stabilization of wholesale and retail inflation rates (although with a further increase during 2005); (v) a steadier financial context with an increase in the deposits made in financial institutions; and (vi) a marked increase in the market value of Government securities. Moreover, unemployment levels also showed considerable improvements reaching 10.1% during the fourth quarter of 2005, 5.2 percentage points below the rate for the third quarter of 2003.

         In February 2005, the Argentine Government announced its plan to restructure the Sovereign defaulted bonds approximately amounting to US$80 billion. The Government offered to exchange the bonds for new bonds worth roughly 35% of the defaulted bonds, which was accepted by approximately 76% of bondholders. The exchange offer was closed during 2005. Additionally, during January 2006, the

Government paid in full the debt with the International Monetary Fund, which approximately amounted to $9.5 billion, to a great extent using part of the free liquid position of the Argentine Central Bank (which is deemed to be the excess of Central Bank foreign reserves as compared with the domestic monetary base).

         While economic indicators have shown considerable improvement in the Argentine economy since the start of the recession, and the restructuring of the Government debt is a positive development, there are still a number of macroeconomic and political uncertainties that affect the normalization of the Argentine economy.

         Although the restructuring of the Argentine sovereign debt has been completed with a high degree of acceptance, hold-out creditors to such restructuring process could represent a critical issue to the Government.

         On January 14, 2004, the restructuring process started for a substantial part of Argentina's sovereign debt, in default since late 2001 (for an aggregate principal amount of approximately US$80 billion). For this purpose, the Government offered three types of bonds in exchange for the defaulted securities, the characteristics at which were established pursuant to Decree No. 1753/04. The proposal contemplated the issuance of bonds with significant grace periods both for the amortization of principal and interest. This would allow the Government to schedule maturities on a staggered basis and have financial flexibility, as it would thus be able to adequately meet debt payments for the recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the Government). The exchange period came to an end on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 3, 2005, the Government announced an approximate 76% degree of acceptance of the exchange offer. In June 2005, the Government issued and delivered the new bonds in exchange for the defaulted bonds.

         Although the Government announced that it would not make payments on bonds that were not tendered, as of the date of this report it has not adopted any final resolution regarding the subject. Moreover, the hold-out creditors' issue has triggered a legal action that delayed the issuance of the bonds in connection with the exchange offer and may in the future lead to more legal actions. Together with the international pressure to come to an agreement with the hold-out creditors, this litigation and any future legal actions may impair the continuity of the current economic recovery.

         Argentina's financial sector remains vulnerable to further shocks.

         The economic crisis in 2001 and 2002 resulted in the withdrawal of a significant amount of bank deposits from the Argentine financial system in a short period of time. This precipitated a liquidity crisis, which prompted the Argentine Government to impose exchange controls and transfer restrictions, and to require the conversion of US Dollar deposits and loans into Pesos at Government established rates for depositors and financial institutions. Additionally, the payment default of the Argentine Government on part of its Argentine bonds held by Argentine banks also had an adverse and material impact on their financial condition. Ultimately, many financial institutions became insolvent. As a result, the Central Bank was forced to provide substantial financial aid to many banks in the financial sector. Although the financial system experienced a significant recovery since 2004, many Argentine financial institutions remain weakened by the effects of the economic crisis and the Argentine Government's response to it. Depositors' confidence in the Argentine financial system remains fragile.

         In the event of a future shock, such as the failure of one or more banks or a crisis due to depositors' lack of confidence in the financial system, another run on deposits could result and the Argentine Government could reimpose exchange controls or transfer restrictions. There can be no assurance that the Argentine Government would choose or be able to effectively intervene to prevent a significant deterioration or even a collapse of the financial system. Such a collapse would have a material and adverse effect on the prospects for economic recovery and political stability, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers.

         A significant deterioration or a collapse of the financial system and its effect on consumers could also have a material and adverse effect on us, including lower consumption of our products and a higher level of delinquent and uncollectible accounts. Furthermore, our capacity to obtain new financing in the Argentine financial system, either for working capital requirements or to repay our restructured debt at maturity could be materially and adversely affected.

         The devaluation of the Peso has had, and may continue to have, a material adverse effect on our results of operations and financial condition.

         The Argentine Government's economic policies and any future decrease in the value of the Peso against the US Dollar could adversely affect our financial condition and results of operations. The Peso has been subject to large devaluation in the past and may be subject to significant fluctuations in the future.

         The Public Emergency Law put an end to ten years of US Dollar-Peso parity and authorized the Argentine Government to set the exchange rate between the Peso and other currencies. The Argentine Government initially established a dual exchange rate of Ps.1.40 per US$1.00 for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso-Dollar exchange rate has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling US Dollars and, lately, by buying US Dollars. As of May 19, 2006, the exchange rate was Ps.3.07 per US$1.00. See "Exchange Rates" for additional information regarding Peso/US Dollar exchange rates.

         We cannot assure you that future policies adopted by the Argentine Government will be able to limit the volatility of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial conditions and results of operations.

         We realize substantially all of our revenues in Argentina and in Pesos and, as a result, the devaluation of the Peso had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency. In addition, such devaluation (combined in some cases, with significant increases in international prices and the availability of technical improvements) encouraged the shift in the use of substantial amounts of land from raising dairy cattle to produce milk for domestic sale in Pesos to the production of soybeans, corn and beef for export sale in Dollars, resulting in a substantial decline in the production and a substantial increase in the price of raw milk, our principal raw material. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the US Dollar will correspondingly increase the amount of our debt in Pesos and make the use of land to raise exportable commodities economically more attractive than the use of such land to raise dairy cattle, with further adverse effects on our results of operations and financial condition. As of December 31, 2005, the principal of and accrued interest on our debt in foreign currency aggregated the equivalent of approximately US$240.8 million.

         The Argentine economy may continue to experience significant inflation and we may be adversely affected if we are unable to increase prices accordingly.

         Although Argentina historically experienced high levels of inflation, after the enactment of the Convertibility Law in 1991, its domestic inflation rate fell significantly, even reaching deflation during some years. Following the devaluation of the Peso at the beginning of 2002, inflation rates increased again. The following is the evolution of the inflation rates since 2001, as measured by the Consumer Price Index (CPI) or the Wholesale Price Index (WPI):

                                Year                CPI               WPI
                                ----                ---               ---
                                2001                (1.5%)            (5.3%)
                                2002                41.0%            118.0%
                                2003                 3.7%              2.0%

                                2004                 6.1%              7.9%
                                2005                12.3%             10.7%

         Some of the reactions of the Argentine Government to the escalation of inflation rates seen during 2005 were directed toward private companies - primarily those manufacturing products included in the inflation baskets - to keep prices in low levels, and the imposition of additional export duties to reduce the profitability of the export business and encourage domestic sales. The dairy sector was subject during 2005 to both types of pressure from the Government (which deepened during 2006).

         In the past, inflation materially undermined the Argentine economy and the Argentine Government's ability to create conditions that would permit economic growth. If the value of the Peso cannot be stabilized by positive expectations for Argentina's economic future, as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected. Additionally, in case of a further increase in the inflation rates, we cannot discard the possibility of the deepening of the governmental actions seen during 2005 to control inflation, or even some kind of more formal price control. Any significant inflation that affects our costs and which we cannot pass on to our customers could have a negative effect on our results of operations.

         Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

         Beginning in early December 2001, the Argentine Government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which were constantly modified since they were first enacted and which applied to us, have been lifted. Currently, local companies may, without the Central Bank's approval:

         o transfer funds abroad for the payment of interest when due (or up to 15 days in advance of the due date)

         o transfer funds abroad for the payment of principal at maturity (or up to 365 days in advance of the due date)

         o transfer funds abroad to prepay principal with an anticipation greater than 365 days, provided that (x) the amount prepaid does not exceed the present value of the debt which is being prepaid or
              (y) in the context of a restructuring process, the terms and conditions of the new indebtedness, if any, do not result in an increase of the present value of the entire debt (the present value is to be calculated based on the implied interest rate for US Dollar forward transactions in regulated markets) and

         o transfer funds abroad, to create a portfolio specifically for the payment of capital and interest of financial debt maturing within 360 days.

         Prior to the transfer of funds abroad for the payment or redemption of principal and interest, the financial entity making the transfer must verify that the debtor has complied with all information requirements, and, if applicable, with the minimum terms established for the debt to be paid. We cannot assure you that the restrictions for transferring funds abroad will not be reinstated and if they are, whether they will prevent us from servicing our foreign currency-denominated financial debt.

         Argentina is experiencing energy shortages and restrictions on the supply of energy to our facilities in Argentina could curtail our production and impact our results of operations.

         As a result of a number of factors (including Argentina's financial crisis, effective limits on prices at which natural gas producers may sell the natural gas they produce, the conversion from dollars to pesos at a one-to-one ratio of previously dollar-denominated gas and electricity transportation and distribution tariffs and the effective freezing of such tariffs), oil and natural gas producers, gas and electricity transporters, electricity generators and gas and electricity distributors have dramatically reduced their investments in capital assets. In addition, during the last three years demand for natural gas has increased substantially as a result of Argentina's economic recovery and the relatively low price of natural gas in comparison to alternative fuels. These factors have resulted in shortages of natural gas and electricity and consequent supply restrictions.

         The Argentine Government is taking a number of measures to alleviate the short-term impact of these supply restrictions on residential and industrial users, including measures to rationalize residential consumption, to increase the price of compressed natural gas and to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela and the creation of a program for the rationing of gas exports and for the regulation of the use of transportation capacity. The Government has announced several measures intended to address theses shortages in the medium and longer-term, including allowing natural gas price to industrial users to rise and the imposition of an increase in export duties for the export of petroleum and a new tax on the export of natural gas.

         Our most critical production plants are designed to operate on a dual-fuel basis, that is, on natural gas or on liquid fuels such as fuel oil. We have storage capacity for liquid fuels equivalent to nine days of our consumption of liquid fuels. Such storage facilities have recently been refurbished or repaired as required and we maintain them at full capacity to respond to potential shortages in our supply of natural gas.

         We do not expect the current shortage of natural gas to have a substantial impact on our operations as long as we are able to purchase liquid fuels. Prolonged lack of access to natural gas could, however, negatively affect our results of operations as the cost of operating our facilities on natural gas is substantially lower than the cost of operating such facilities on liquid fuels. If, for any reason, we were not able to purchase fuel oil at a time when our supply of natural gas is reduced or suspended, our results of operations could be negatively affected.

         Risk Factors Relating to the Argentine Diary Industry

         We can be materially and adversely affected by changes in raw milk production in Argentina.

         Raw milk is the basic raw material required to produce substantially all of our products. If, for any reason, we are unable to procure sufficient quantities of raw milk at reasonable prices, we will be materially and adversely affected. The level of raw milk production in Argentina is affected by a number of factors, many of which are beyond our control. These factors include not only climatic conditions, such as prolonged droughts or floods, but also

         o economic factors, including the value of the Peso in terms of other currencies and the international prices of exportable agricultural commodities (mainly soybeans), which may make the use of land to grow exportable products economically more attractive than the use of such land to raise dairy cattle,

         o the ability of consumers to accept cost-related price increases in our products and

         o    the ability of consumers to forego the use of our products.

         After failing to produce sufficient raw milk to satisfy domestic demand during the period from 1991 to 1994, the amount of raw milk produced in Argentina increased sharply, reaching 10.3 billion liters in 1999 and resulting in an excess of supply in the domestic market and a reduction in prices for dairy products paid by Argentine consumers as well as in the prices paid to raw milk producers. As a result, dairy farmers began to shift the use of the land they had used to raise dairy cattle to other uses, which, in turn, led to a decrease in the production of raw milk in Argentina.

         The devaluation of the Peso in 2002 made the production of exportable commodities, including soybeans, corn and beef, more attractive than it had been before the Peso was devalued. As a result of such devaluation, the rate at which the use of land shifted from raising dairy cattle to produce milk for domestic sale for Pesos to growing soybeans, corn and beef for sale internationally for Dollars accelerated in 2002, a trend that has been strengthened by the increase in the international prices of those products. This change in the use of agricultural land is relatively more feasible in Argentina than in many other milk producing nations because of the relatively high fertility of the land in the areas in which milk is produced in Argentina as compared to the land in the areas in which milk is produced in other countries. As a result of the foregoing and as a result of the decrease in the productivity of Argentine dairy cattle, production of raw milk declined approximately 23.0% from approximately 10.3 billion liters in 1999 to approximately 8.0 billion liters in 2003. Raw milk production posted a significant increase in 2004, with a total volume of 9.2 billion liters, 15.3% over 2003 raw milk production and a further increase in 2005, with a total output of 9.7 billion liters, or 6.1%, as compared to 2004. See "The Argentine Dairy Industry--Production of Milk and Other Dairy Products in Argentina".

         We have been materially and adversely affected by this decrease in production of raw milk because we have been unable to acquire sufficient raw milk to permit us to operate at levels which make efficient use of our processing facilities. We could also be adversely affected again if there is another drop in raw milk production.

         We could also be affected by an excess in raw milk production above domestic consumption and the drying capacity of the powdered milk plants in Argentina, which could result in an excess of milk in the domestic market that could drive down prices and margins for the Argentine dairy industry.

         In light of numerous factors affecting raw milk production in Argentina, we cannot assure you that there will not be shortages or excesses in raw milk production in the foreseeable future.

         We have been materially and adversely affected by a significant drop in milk consumption in Argentina and a decrease in our margins.

         Consumption of dairy products in Argentina (expressed in terms of liters of milk required to produce the products consumed, to which we refer as "liters of milk equivalent") fell significantly over the last few years as a result of the economic crisis. On the basis of information from the Centro de la Industria Lechera, we estimate that per capita consumption dropped 16.1% in the period from 1999 to 2005 from 230.9 liters of milk equivalent in 1999 to 193.8 liters of milk equivalent in 2005. Our capacity to pass on to our customers through increased prices the cost increases experienced in such period has been negatively affected, resulting in a compression of our margins. Additionally, it is possible that in the future we may continue to earn lower margins if we are unable to pass on to our customers such cost increases. This might cause us to experience lower results than expected, even if there is a recovery in Argentine dairy consumption.

Risk Factors Relating to Us

         Our financial condition depends on Argentina's governmental policies.

         Argentine Government economic measures have had and may continue to have a substantial effect on us and on other private sector entities. We may also be affected by:

         o    currency fluctuations,

         o    inflation,

         o    interest rates,

         o    price controls,

         o taxation and changes in taxation policy of the provinces and the federal government,

         o    social unrest, and

         o other political, social and economic developments in and affecting Argentina.

         We are highly leveraged. The level of our leverage may have material adverse impacts on us.

         We are highly leveraged. At December 31, 2005 our consolidated financial debt under Argentine GAAP (including accrued interest) amounted to Ps.589.4 million, or 45.8%, of our total capitalization. Under Argentine GAAP, our restructured financial debt is required to be recorded at its net present value. Should it be recorded at its nominal or face value, our consolidated debt would amount to Ps.710.5 million, representing 55.2% of our total capitalization. We expect that we will continue to be highly leveraged over the next few years and that the level of our leverage may have material adverse impacts on us, including the following:

         o    limiting our ability to secure additional financing;

         o requiring the allocation of substantial portions of our operating cash flows to meet debt service, thereby reducing funds available for our operations and future business opportunities;

         o limiting our ability to invest in or develop new products and technologies;

         o limiting our ability to compete with companies with lower levels of leverage; and

         o limiting our ability to react to changing market conditions, changes in the dairy industry and economic downturns.

         We may be unable to pay interest or principal on our financial debt

         We believe we will be able to service our financial debt. However, this belief is based on a number of assumptions, including, without limitation,

         o that neither the Argentine economy nor the Dollar/Peso exchange rate deteriorates further,

         o    steady growth in Argentine GDP,

         o    low inflation rates,

         o    that our margins do not experience a further deterioration, and

         o    a favorable evolution of our working capital.

         If any of these assumptions is incorrect, if unforeseen events occur that materially and adversely affect our operations or if there are restrictions on our ability to transfer funds abroad, we may not be able to make payments of interest or principal due on our new notes and our other financial debt.

         We may be unable to refinance the principal amount of our new financial debt which remains outstanding on its final maturity date.

         We intend to refinance a substantial portion of the principal amount of our financial debt on its final maturity dates in the capital or bank markets. Our inability to refinance that principal amount could mean that we will default on our payment obligation on such debt on its final maturity dates. Such inability could result from, among other causes, our then current or prospective financial condition or results of operations or from our inability for any reason (including reasons applicable to Argentine issuers generally) to issue debt securities or otherwise obtain credit in the capital or bank markets.

         We are exposed to the devaluation of the Peso, and may be prohibited from hedging such exposure.

         Our revenues are substantially Peso-denominated because most of our sales are in Pesos and because we are required by Government regulations to exchange any Dollars and other foreign currency revenues we generate from exports into Pesos. Since most of our unsecured financial debt is denominated in foreign currency (predominantly Dollars), we are exposed to potential losses as a result of further devaluations of the Peso. Any eventual hedging of this exposure could be prohibited by Argentine regulations.

         Our sales depend on economic conditions in Argentina, Brazil and other markets.

         Changes in demand and prices for dairy products in Argentina usually vary in line with changes in disposable income and economic expectations of consumers in Argentina. The dairy industry has been adversely affected by material and prolonged negative changes in the Argentine economy, for example, during 1989 and 1990 when Argentina experienced a sharp recession. Once again, a profound decrease in per capita milk consumption since 2001 through 2003 has adversely and significantly affected the sector in general and us in particular. Even though there was a recovery in per capita milk consumption in 2004 and 2005, we believe it is currently approximately 11% lower than during 2001. Should the current situation endure, or new negative cycles emerge, we could be seriously affected.

         We also sell dairy products, principally powdered milk, in Brazil through Leitesol Industria e Comercio S.A, to which we refer as "Leitesol". We also export powdered milk to other markets, including Algeria, Colombia, Chile, Egypt, Iraq, Mexico and Venezuela. Any increase in our sales to these countries is dependent upon an increase in raw milk production in excess of any additional demand in the domestic market. These transactions also may be affected by economic and political developments in those countries, including factors such as:

         o    inflation,

         o    interest rates,

         o    currency fluctuations,

         o regulations, tariffs and other governmental policies related to the importation of dairy products,

         o    price and wage controls,

         o oil price in the international markets, as most of the milk importing countries are oil exporters,

         o    taxation, and

         o    war and other domestic hostilities.

         Seasonality in the production of milk affects our working capital.

         Production of raw milk in Argentina is seasonal, with production in the spring exceeding production in the fall by approximately 30%. As a consequence, working capital requirements increase at the end of the year as the spring ends in the southern hemisphere. This results in the accumulation of powdered milk stocks, which are exported or gradually used during the following months. At the same time, we, following market practices, acquire all of the milk produced by each of our suppliers. Accordingly, any increase in milk production (or a decrease in the domestic demand) could produce an increase in our powdered milk stocks.

         As a result of the foregoing, working capital needs can be subject to substantial variations, which, in turn, require adequate reserves of working capital. We cannot assure you that we will have the necessary funds for such purpose or that we can obtain such funds from the financial system.

         We face severe competition from other dairy companies in Argentina and in other countries.

         Our business is highly competitive. Significant changes in marketing or pricing strategies by one or more of our major competitors could adversely affect us. Competition in the dairy industry is based primarily on quality, brand name recognition, price, service, and the ability to develop, produce and distribute products that cater to changing consumer demands. Changes in consumer demand and increased competition may increase pricing pressures on certain of our products and adversely affect our activities.

         We are subject to restrictions on our activities.

         The indenture under which our 8% Senior Notes due 2012 will be outstanding contains several restrictions and covenants, including limitations on indebtedness, new investments, liens, asset sales and engaging in mergers or acquisitions. The loan agreement under which the floating rate debt is outstanding contains similar restrictions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise could restrict our activities. We cannot assure that these restrictions will not adversely affect our ability to finance our future operations or capital needs or to engage in other business activities.

         We may be subject to liabilities due to claims brought against us in the ordinary course or due to our prior ownership of Con-Ser S.A.

         Our business exposes us to claims with regard to contractual and statutory obligations, workers' compensation and other events in the ordinary course, and, therefore, we could be required to pay material amounts in respect of these claims. In addition and although we sold Con-Ser S.A. in 2000, we may be subject to liability for any claims brought against Con-Ser S.A. arising from transactions performed during our ownership of Con-Ser S.A. On December 2004, October 2005 and December 2005, we received letters from Multitrans S.A., the company that acquired Con-Ser S.A., pursuant to which we were informed of claims brought by the Tax Authorities of Ps.69.0 million, including estimated punitive interest, with respect to certain operations during the period when we were the owners of Con-Ser S.A. We have agreed with Multitrans that we will work together to contest such claim, and prepare the documents that will evidence the wrongful criteria used by the tax authorities in determining the referred claim.

         We depend on key managers.

         The loss of key managers or our inability to attract and retain qualified management personnel could materially and adversely affect the success of our operations. We require experienced managers particularly in light of the significant need to increase cash flow generation in order to service our financial debt and succeed in a highly competitive and complex market given the volatility of economic and financial conditions in Argentina. We cannot assure you that we will be able to attract and retain qualified management personnel on acceptable terms.

         Mr. Pascual Mastellone, who is 75 years old, has been our chief executive officer since 1952. Mr. Mastellone has indicated that he plans to continue serving as our chief executive officer for the foreseeable future. However, if he is unable for any reason to continue to serve as chief executive officer may have a negative impact on our business.

Item 4.  Information on the Company

A.       History and development of the Company

         Mastellone Hermanos S.A is organized in Argentina as a sociedad anonima for a period of 99 years from November 5, 1961 and was registered as such with the Argentine Public Registry of Commerce, General

Superintendence of Corporations of the City of Buenos Aires, on May 17, 1976, under number 1163, Book 85, Volume "A" of Corporations.

         Our registered address is Encarnacion Ezcurra 365, 2nd Floor, Suite 310, Buenos Aires, Argentina and our telephone number is (5411) 4318-5000. Our agent for the service of process in the United States of America is CT Corporation, located at 111 Eight Avenue, New York, NY, 10011. Its phone and fax numbers are 212-895-0200 and 212-895-0219, respectively.

         We are the leading processor of fresh dairy products in Argentina (ranking first in market share in fluid milk, cream and butter, according to market surveys made by CCR Market Knowledge, an Argentine market research company), and one of the two biggest dairy companies in the country. We process and distribute a broad line of fresh dairy products, including fluid milk, cream and butter, as well as long-life dairy products, including cheese, powdered milk and caramelized condensed milk, which is known in Argentina as dulce de leche. We market our dairy products under several brand names, including La Serenisima, La Armonia and Fortuna. We also package some of our products under the brands of certain of our major clients and deliver them to those clients for sale by them to their own customers, a strategy which we believe provides us with flexibility in competing in different market sectors. La Serenisima and several of our other brand names have enjoyed a high level of recognition throughout Argentina for over 30 years. According to several independent marketing surveys conducted over the last few years, our La Serenisima brand has consistently ranked among the leaders in brand image among all consumer brands in Argentina, ranking first in 2004 and 2005, according to surveys made by Clarin, one of the leading Argentine newspapers. During 2004 and 2005, we had a market share of approximately 56.6% and 63.1% of the Argentine fluid milk market in terms of physical volume.

         We and our predecessor businesses have been actively engaged in the dairy industry for over 76 years. During such period, we have been under the control of members of the Mastellone family.

         For the year ended December 31, 2004, we had net sales of Ps.1,385.4 million and a net income of Ps.325.7 million. For the year ended December 31, 2005, we had net sales of Ps.1,599.2 million and a net loss of Ps.33.3 million.

         Market share information contained in this document has been obtained from CCR Market Knowledge, an Argentine market research company.

         Principal capital expenditures and divestitures currently in progress

         Our purchases of property plant and equipment for the fiscal years 2003, 2004 and 2005 amounted to Ps.17.4 million, Ps.25.7 million and Ps.30.5 million, respectively.

         During 1998, we launched bottled fluid milk in plastic containers, a packaging system not available until then in the Argentine market. For such purposes, we developed jointly with, and outsourced to, Tetra Pak (a highly recognized company specialized in the packaging of fluid and semi-fluid foods) the production of plastic bottles. Market changes after the launching of those products, as well as the decision of Tetra Pak to leave this business line on a worldwide basis, forced us to evaluate alternatives to continue with the manufacturing of this product line. Accordingly, during 2004 we agreed with Tetra Pak the purchase of the equipment currently used to manufacture plastic bottles, for a total consideration of approximately US$4.7 million (Ps.14.1 million, at the then prevailing exchange rate) to be paid in fifty-five equal monthly installments, maturing since September 2004, plus an annual interest rate of 3% on the outstanding balances.

         The balance of the purchases for property, plant and equipment made during 2003, 2004 and 2005 can be considered as maintenance expenditures, that is, those needed to maintain our overall production capacity.

         Given the substantial increase in raw milk production experienced in Argentina since 2004, we expect further increase over the next few years. Due to the high prices for dairy products in the international markets, as well as the commercial opportunities available to us in these markets, we are planning to enlarge our powdered milk production capacity as well as increase our reception capacity for raw milk. The details of this investment remain currently under review (including both technical and cost aspects). However, we believe that the total cost will be no less than $20 million. We expect to start construction for this facility in 2006 and end during the first semester of 2008. We recently began evaluating a new project to increase our own generation of electricity for our main industrial plants in order to offset any potential shortage of energy in Argentina over the next few years. We expect the total cost of this generation project to reach approximately $2.0 million, to be spent during 2006 and 2007. Excluding these projects, our future capital expenditures will be limited to maintenance. We estimate that the amount required for this purpose in 2006 will be close to $6.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated from our operations.

         There have been no public or private take over offers by third parties.

B.       Business overview

         Competitive Strengths

         We believe the following to be our principal competitive strengths:

         o Leading Market Position. In 2005, we had a market share of approximately 63.1% of the Argentine fluid milk market in terms of physical volume, as obtained from CCR Market Knowledge. We also have the highest market share in Argentina (in terms of physical volume) in the cream, butter and dulce de leche markets according to Mercado, an Argentine business magazine, and the second highest market share in Argentina (in terms of physical volume) in the cheese and powdered milk markets according to Mercado. We believe that these market shares allow us to benefit from significant economies of scale in the production, marketing and distribution of our products and strengthen our bargaining position with our suppliers and customers.

         o Raw Milk Procurement. At December 31, 2005, we acquired our raw milk from approximately 1,385 producers located in the principal milk producing areas of Argentina (principally the Province of Buenos Aires and, to a lesser extent, the Provinces of Santa Fe, Cordoba, La Pampa and Entre Rios). We believe that the breadth of our supplier base constitutes one of our most significant competitive strengths.

         o Stable Relationship with Milk Suppliers. We consider the stability of our relationship with our milk suppliers to be one of our key strengths. At December 31, 2005, the approximately 1,385 producers from which we purchased milk have supplied us with milk for approximately 14 years on average.

         o Strong Brand Image. We have developed one of Argentina's most recognized and highly regarded brand names. According to several independent marketing surveys conducted over the last few years, La Serenisima has consistently ranked among the leaders in brand image among all consumer brands in Argentina. The strength of our brands has allowed us successfully to place new products in the marketplace and to sell some of our products at a premium over the price of our competitors' comparable products. At the same time, our company is highly regarded in the Argentine business community, as consistently shown in surveys conducted in the last several years by Clarin, one of Argentina's leading newspapers, ranking first during the last two years.

         o Superior Product Quality. We believe that our products are recognized throughout Argentina for their consistently superior quality, as identified by different market surveys, such as the one made in 2005 by CEOP and SEL, two Argentine research firms, and Apertura, an Argentine magazine. The high quality of our products is due to a number of factors, such as industrial plants meeting ISO 9000 and ISO 14000 quality standards and our policy not to purchase raw milk that does not meet quality and health standards equal to or higher than those applicable in the European Union, which are among the most stringent in the world. We believe that the quality of our products is a key factor in our achieving long-term commercial success.

         o Extensive and Efficient Distribution Network. We believe that we have created an extensive and efficient distribution network for dairy products in Argentina. At December 31, 2005, this network included approximately 915 independent contractors that use their own trucks to distribute our products and those of the Argentine dairy subsidiary of Compagnie Gervais Danone, to which we refer as "Danone Argentina" and "CGD", respectively, exclusively to more than 77,800 customers, including hypermarkets, supermarkets, distributors and small retailers. We believe that we sell our products to substantially all the retailers that sell name-brand food products in Argentina. We also believe that we enjoy a strongly favorable reputation among our customers based in part on the efficient and reliable distribution of our products.

                      At the end of 1999, CGD and we agreed to establish a new
              dairy products distribution system in Argentina. This system has been operated since October 1, 2000 by a company named Logistica La Serenisima S.A., to which we will refer as "Logistica," in which Danone Argentina and certain other subsidiaries of CGD initially held 51% plus one share of Logistica's capital stock and voting rights, and our shareholders held the remaining balance. Following certain transactions completed during February 2005, our shareholders sold to Danone Argentina 44% of the capital stock and voting rights of Logistica, and contributed to us the remaining 5%. Logistica distributes exclusively Danone Argentina's and our products while charging Danone Argentina and us an amount equal to its costs plus a 0.1% margin and any value added tax and/or turnover tax. Our distribution service agreement with Logistica was initially expired on October 1, 2020, and in February 2005, it was extended to 2040. At the same time, we and CGD agreed to a new cost allocation regarding Logistica, with an estimated reduction in its fees of approximately US$2.5 million per year. We believe this new distribution system constitutes an improvement over our previous distribution system. See "--Marketing, Sales and Distribution".

         o Advanced Facilities. Between 1996 and 2000, we built new plants, including powdered milk and cheese plants, and upgraded substantially all of our other production facilities, thus allowing us to benefit from state-of-the-art equipment, minimize future investment needs and respond rapidly and efficiently to shifts in the demand for dairy products in our domestic and export markets. In addition, these investments provide us with greater operational flexibility in the use of raw milk in response to changing market conditions.

         o Experienced and Dedicated Management Team. We are controlled by members of the Mastellone family who have been involved in the Argentine dairy industry for over 76 years. Our key senior officers have worked with us for more than 13 years on average.

         o Export Market. We have developed a strong network of commercial relationships with the main importers of dairy products in the principal dairy importing markets which, together with our ample processing capacity, we expect will allow us to increase significantly our exports. Additionally, in accordance with the Mercosur trade pact, Argentine companies are entitled to export their products to Brazil without payment of Brazilian import duties. In order to obtain the maximum benefit from the Mercosur trade pact, during 1998 we acquired Leitesol, a dairy company that distributes its products (principally powdered milk) in Brazil. Our ownership of Leitesol facilitates the sale of our powered milk in the Brazilian market and gives us a platform for the eventual export to Brazil of additional products.

         Business Strategy

         Our strategic objective is to enhance our position as Argentina's leading fresh dairy products company and to maximize our profitability. To achieve this objective, we intend to capitalize on our competitive strengths in order to:

         o Strengthen Brand Name Recognition and Improve Product Quality. We intend to continue focusing on executing innovative selling, advertising and promotional activities designed to build, sustain and enhance awareness of our brands, a high level of customer loyalty and a strong association of our brands with high quality. We also plan to continue allocating substantial resources to our premium La Serenisima brand under which we sell higher price brand name dairy products in Argentina as well as powdered milk to the international markets.

         o Increase Levels of Activity. We have experienced a reduction in our level of processing activity from 2000 to 2003 as a result of a decrease in raw milk production and lower consumption of dairy products in Argentina. The reduction in raw milk production was caused by (i) the shift in the use of agricultural land from raising dairy cattle to the economically more attractive production of exportable agricultural commodities, and (ii) a drop in productivity per cow. In response to this decrease and in order to avoid further decreases in our utilized plant capacity, we applied special efforts to increase the amount of raw milk produced by our milk suppliers by offering them prices which are sufficient to induce them to increase their raw milk production and allocating funds to an assistance program that extends credit facilities to our milk suppliers to finance the production of higher raw milk volumes. As a result, our raw milk purchases increased 31.1% in 2005 as compared to 2003. We have also experienced in recent years a sharp drop in the consumption of dairy products in Argentina. As a response to such negative development, we applied special efforts to increase our market share in the Argentine dairy market. Due to the aforementioned actions, our sales in the Argentine domestic market, expressed in physical terms, reached a historical level during 2005. In light of our unused plant capacity, we expect that any increase in the milk volumes we process will allow us to increase our cash flow from operations. We expect to continue with such efforts, in order to obtain a further increase in the use of our plant capacity.

         o Enlarge Our Product Offering. Over time we have enlarged our product offering by introducing new dairy products for which our market research indicated there would be adequate levels of demand. For example, we created the largest offering of special milks in Argentina to satisfy the needs of different consumer classes identified on the basis of our market research. We expect to continue this practice in order to preserve and enhance our commercial leadership.

         o Achieve Further Cost Reductions. In recent years, we have carried out a cost reduction plan in every area of our operations which is designed to allow us to efficiently modify our cost structure in response to changes in market conditions. We plan to continue reducing our costs in order to improve our operating efficiency.

         o Increase Exports. To the extent we are able to purchase raw milk in excess of the raw milk we require to satisfy domestic demand for our products, we intend to increase the volume and broaden the range of products we currently export and increase the number of countries to which we export our products in significant quantities. We believe that we are well positioned to capitalize on export opportunities in the long-term due to our capital investments, strong brand recognition, high quality product line, low cost competitive advantage and geographic location. Although Brazil domestic production of raw milk began to cover its needs during the last few years, given its low per capita dairy product consumption, we have favorable long-term prospects for the sale of our powdered milk through our subsidiary Leitesol. In addition, under the Mercosur trade accord to which Argentina and Brazil, among others, are parties, we are able to export our products to Brazil free of import duties, whereas exports to Brazil from countries which are not Mercosur members currently incur a 16% import duty. Additionally, we believe that, subject to our ability to procure sufficient raw milk, we will also be able to increase further our exports of dairy products to other countries, such as Algeria, Mexico, Russia, Venezuela, and others. We are considering expanding our export offering to include various types of cheese. During 2004 we began exporting olive oil produced by one of our subsidiaries.

         Main Drivers Affecting Our Performance

         We are the leading producer of fresh dairy products in Argentina and one of the two biggest dairy companies in the country. Our main markets are the Argentine domestic retail market and the export market. We (and our predecessors) have been active in the Argentine domestic market for more than 76 years and have been exporting dairy products (mainly powdered milk) for over 30 years. Therefore, we are affected by developments in the Argentine dairy sector as well as developments in Argentina's economic and financial situation. Also, due to our commercial activities in Brazil, we could also be affected by developments in Brazil's economic and financial condition, although to a lesser extent than in the case of Argentina. Some of the main drivers affecting our economic and financial performance are the following:

         o Raw milk availability: We are affected by the availability of raw milk. We could be affected both in case of shortages, which could lead to the interruption of our export business and a reduction in volumes in the domestic market or a sharp increase in costs if we need to purchase imported raw milk, as happened in the period from 1991 to 1993, or in case of excess in raw milk production, which, if it exceeds the powdered milk production capacity of the Argentine dairy companies could result in oversupply to the domestic market and a sharp decrease in selling prices, as happened in the period from 1999 to 2000. The availability of raw milk also affects the price paid to the dairy farmers, and affects our margins as well.

         o Selling prices: purchasing power of the Argentine population affects the final price we can obtain for our products in the country. At the same time, the increasing pressures from the Argentine Government to keep inflation under control could impact on our ability to pass higher costs to the selling prices. International prices, which are entirely out of our control, are subject to significantly fluctuations due to changes in the relationship between supply and demand and ultimately to the global economic conditions. Additionally, changes in export duties or incentives may also affect the profitability of our export business.

         o Financial facilities: We may need to use financial facilities in order to (a) provide working capital, for example, increase in inventories during spring, when raw milk production reaches its highest point in the year, (b) refinance a portion of our existing financial debt, or (c) make capital expenditures. If we are unable to establish these facilities our financial position could be affected and our commercial activities could be impaired.

         o Developments in the Argentine economy: We are exposed to the developments in the Argentina's economy, including, but not limited to, inflation and devaluation rates, taxes, and any prices controls and related measures such as additional export duties to encourage domestic supply.

         o Developments in the Brazilian economy: We are exposed to developments in Brazil's economy, principally inflation and devaluation rates as those can affect the prices of our products in Brazil, given the mismatch between revenues (denominated in Brazilian reais) and the import cost of the products sold in Brazil (denominated in US dollars).

         The Argentine Dairy Industry

         Introduction
         ------------

         Raw milk is the primary raw material used in the dairy industry for the production of its various products. Argentina is among the world's lowest cost producers of raw milk due, in large part, to the economically motivated historical use of land for grazing dairy cattle rather than for raising crops or for other purposes, a benign climate and the relatively high productivity of Argentina's dairy herds. As described in Item 3.D--"Risk Factors--Risk Factors Related to Us--We can be materially and adversely affected by changes in production of raw milk in Argentina," and as set forth below, a number of economic factors have, since 2000 through 2003, caused land traditionally dedicated to grazing dairy cattle to be used for raising crops which has in turn contributed to a sharp decrease in the production of raw milk in Argentina. Raw milk production recovered substantially in mid-2003, reaching volumes closer to those observed during the production peak in 1999.

         The production of raw milk in Argentina is seasonal, with spring and summer production exceeding fall and winter production by approximately 30%.

         The Argentine dairy sector is relatively free from Government regulation other than regulations concerning hygiene and the shelf life of dairy products. No Argentine official entity or agency is a significant producer or processor of milk and the Argentine Government does not subsidize the dairy industry, in contrast to the United States and certain European Union countries. Since 2002, and in order to mitigate the impact of the Peso devaluation, the Argentine Government established a 5% export duty on dairy products. Also in order to reduce inflation rates, such export duties increased during July 2005 to 10% for exports of cheese and 15% for exports of the remaining dairy products, and since November 2005, there is a suspension of the traditional tax refunds, which accounted for 5% for dairy exports. While some government welfare plans currently provide for the purchase of milk with government funds for low income families and such programs have increased in size recently, the level of such purchases is not very significant in relation to the size of the Argentine dairy sector (approximately 5% of total production) and has no significant effect on the dairy products or raw milk prices. Consequently, leaving aside the impact of the changes in export incentives / duties imposed by the Government, market forces have been the main factor in determining raw milk prices in Argentina.

         Companies involved in the manufacture of dairy products in Argentina must be registered with certain Argentine federal, provincial and municipal authorities from whom they must obtain permits and approvals to manufacture and sell dairy products. We have obtained all such permits and approvals. Our production processes meet the requirements established by the Argentine Nutritional Code and the Ministry of Public Health as well as by other similar Argentine regulatory authorities supervising our activities.

         Production of Milk and Other Dairy Products in Argentina

         The size of the Argentine dairy sector is comparable to that of Italy, Australia, Japan and Canada. The following chart sets forth for the indicated years information regarding milk production in Argentina, exports of dairy products from Argentina and consumption of dairy products in Argentina.


                                                                                                      Per Capita
                         Total Milk          Total Milk                           Total Domestic        Domestic
        Year            Production(1)        Exports(2)       Exports (%)(3)      Consumption(4)     Consumption(5)
        ----            -------------        ----------       --------------      --------------     --------------
        1994               7,777.0              527.0               6.8%             7,666.0               224.3
        1995               8,507.0            1,094.0              12.9%             7,578.0               218.0
        1996               8,865.0            1,118.0              12.6%             7,816.0               221.9
        1997               9,090.0            1,196.0              13.2%             8,142.0               228.3
        1998               9,546.0            1,322.0              13.8%             8,176.0               226.3
        1999              10,329.0            1,848.0              17.9%             8,446.0               230.9
        2000               9,817.0            1,407.0              14.3%             8,559.0               231.1
        2001               9,475.0            1,158.0              12.2%             8,199.0               218.7
        2002               8,529.0            1,701.0              19.9%             7,296.0               192.3
        2003               7,951.0            1,286.0              16.2%             6,705.0               174.6
        2004               9,169.0            2,163.0              23.6%             7,140.9               186.9
        2005               9,728.0            2,182.0              22.4%             7,596.0               193.8

Source:  Argentine Dairy Industry Federation (Centro de la Industria Lechera, or
         CIL). Figures for 2005 are preliminary.
________________

Footnotes:
---------
(1) Expressed in millions of liters.
(2) Expressed in millions of liters of milk equivalent.
(3) Total Milk Exports divided by Total Milk Production.
(4) Expressed in millions of liters required to produce the products consumed.
(5) Expressed in liters required to produce the products consumed.


         Total Domestic Consumption does not equal the difference between Total Milk Production and Total Milk Exports due to changes in inventories and imports.

         From 1994 through 1999, raw milk production in Argentina increased at a 5.8% compound annual rate. This growth was principally due to the relatively attractive economic return from the use of agricultural land to raise dairy cattle in comparison to other uses that could be given of such land and strong demand in the domestic market. During 1999 and 2000, however, the effect of lower prices for dairy products in both the domestic and international markets resulted in a decrease in raw milk prices. Total milk production in Argentina began to decline in 2000 and decreased approximately 23.0% from approximately
10.3 billion liters produced in 1999 to approximately 8.0 billion liters produced in 2003. This decrease was principally due to the shift in the use of agricultural land from raising dairy cattle to the economically more attractive production of exportable agricultural commodities and the resulting decrease in the number of dairy cows as well as the decline in the amount of milk produced on average by Argentina's dairy cows resulting from the economically motivated decision of dairy farmers to rely more on grazing and less on supplementary food in the raising of their dairy cattle. The price paid for the raw milk began to recover since 2002. Accordingly, raw milk production started to increase since mid-2003. Raw milk production during 2005 increased to 9.7 billion liters, approximately 22.3% over the level of 2003.

         Demand for Argentine Milk and Other Dairy Products

         Domestic Market
         ---------------

         Before the onset in 2001 of Argentina's economic crisis, annual consumption of dairy products amounted to approximately 8.5 billion liters of milk per year, an annual per capita consumption approximated 230 liters of milk equivalent. Consumption of dairy products per capita in Argentina before 2002 was usually the second highest in Latin America after Uruguay, but was lower than in many developed nations. Given the significant reduction in consumption in Argentina since 2002, it is likely that per capita consumption of milk measured in terms of liters of milk in several other Latin American countries exceeds that in Argentina. The consumption of dairy products in Argentina in 2005 is estimated at approximately 7.6 billion liters of milk. This reflects a decrease of 7.6% as compared to 1999. We estimate that per capita consumption fell from 230.9 liters per year in 1999 to 193.8 liters in 2005, a 16.1% decrease.

         We believe that the decrease in demand for dairy products is driven by the increase in the price of raw milk in response to the substantial decrease in production of raw milk described above. The limited capacity of consumers to absorb additional price increases for dairy products and the willingness of these to forego for economic reasons the consumption of cheese, (the production of which has traditionally required more raw milk than any other dairy product,) has resulted in a decrease of demand for our products.

         The following chart sets forth for the indicated years the consumption of the principal dairy products produced in Argentina:

                                                                         POWDERED
               YEAR             CHEESE(1)(3)       FLUID MILK(2)        MILK(1)(3)         BUTTER(1)(3)
               ----             ------------       -------------        ----------         ------------

               1994                   365               1,976                 114                 44
               1995                   354               2,070                 105                 42
               1996                   375               2,110                 117                 45
               1997                   390               2,193                 137                 47
               1998                   392               2,238                 127                 45
               1999                   400               2,250                 129                 46



               2000                   428               2,372                 119                 43
               2001                   409               2,381                 116                 41
               2002                   352               2,094                 116                 41
               2003                   309               2,046                 102                 36
               2004                   339               2,194                 105                 41

         Source: Center for the Dairy Industry, National Institute of Statistics and Census, Ministry of Economy and Public Works, Secretariat of Agriculture, Cattle Farming, Fisheries and Food.
         ________________
         Footnotes
         ---------
         (1) Expressed in thousands of metric tons.
         (2) Expressed in millions of liters.
         (3) Does not include exports.

         International Market
         --------------------

         General

         According to the United States Department of Agriculture, which we refer to as "USDA", milk production in the main milk producing countries reached
413.7 billion liters during 2005, an increase of approximately 2.4% as compared to 2004. The average annual growth rate in milk production in such countries for the four years ended December 31, 2005 has been approximately 1.8%. The greatest increase in the average annual rate of production of raw milk during this four-year period occurred in China, which had an average annual growth rate of 28.5%, while Argentina's production of raw milk had an annual average contraction of 0.9% for the same period. Excluding China, worldwide raw milk production increased 1.2% during 2005, posting an average yearly increase of 0.7% over the last four years ended December 31, 2005.

         According to the last information issued by the USDA, the international market for dairy products amounted to approximately 38.5 billion of liters of milk during 2005, or approximately 9.1% of milk production in the main milk producing countries. Given the fact that the statistics of the USDA take into account only a group of selected countries instead of worldwide information, the analysis based on their numbers is to be seen as a reasonable approach to the overall situation in the dairy markets. International trade in dairy products consists primarily of sales of commodities such as powdered milk, butter and cheese, which are less perishable and have broader uses than other consumer and specialties dairy products. Given the relatively small size of the international market, changes in short-term prices tend to be substantial as demand and supply shift. International prices of these products have fluctuated sharply over the past nine years; for example, according to the USDA, the price of whole powdered milk averaged approximately US$1,871 per ton from January 1, 1995 through November 30, 2005 but during that period the price fluctuated from a low of US$1,250 per ton in July 2002 to a high of US$2,400 per ton in November 2005. We believe that for the foreseeable future, international prices for the dairy products will remain closer to their current levels (specifically in the case of the powdered milk, around US$2,000 per metric ton), over the averages of the last decade, and subject to relatively small fluctuations.

         All of the countries in Latin America, with the exception of Argentina, Costa Rica and Uruguay (and since 2004 Brazil), rely on imports of dairy products. Between 1999 and 2004, the annual imports of dairy products by Mexico, Brazil and Venezuela (the principal importers of dairy products in Latin America) averaged 3.0 billion liters of milk equivalent per year.

         Argentina's ability to export dairy products had been historically constrained by the inconsistent availability of exportable surplus raw milk, high processing and distribution costs, low installed capacity for drying fluid milk (milk powder) and competition from milk producing countries that provide significant subsidies to their dairy industries. We believe that exports by Argentine dairy producers will increase as raw milk production and the country's drying capacity increases.

         Brazil

         Argentina has historically exported large quantities of dairy products (principally powdered milk) to Brazil. However, Brazilian imports have dropped dramatically in the last few years, and since 2004 its domestic production of milk is enough to cover internal consumption. However, through our subsidiary Leitesol, we continue exporting dairy products (mainly powdered milk) to the Brazilian market for its final sale to retailers. During 2005, our exports to Leitesol accounted for 55.9% of our total exports of dairy products, measured in US dollar terms. We are exposed to (i) developments in Brazil, which adversely affect the demand for milk, (ii) the price that Brazilian consumers are willing to pay for dairy products and (ii) the exchange rate between the Brazilian real and the US dollar. Any of these variables can have a material impact in the volumes and margins of our exports to Brazil.

         As a result of controversy over the alleged dumping practices of Argentine exports, in early 2000 Argentina's main dairy exporters and Brazil's milk producers established rules for the following three years governing the trade between Argentina and Brazil. These rules cover principally, in whole and low-fat non-fractioned powdered milk. Such rules provide for a minimum price for Argentine exports to Brazil based on, (i) international prices, (ii) a consideration of seasonal factors, and (iii) an adjustment to recognize the advantages granted to Argentina under the Mercosur agreements. These rules were extended until February 2005, and have been recently renegotiated, and now provide for a similar treatment for exports from each country to the other. We believe that rules of this type will continue to be applied in the future.

         Other Export Markets

         Some Argentine dairy companies including ourselves have reached commercial agreements with Liconsa of Mexico (a state owned company) that ensure the supply to Mexico of a portion of its sizeable need for dairy products. We believe that the possibility of accessing the Mexican market substantially improves the capacity of efficiently selling Argentina's exportable stocks (principally powdered milk in the short term). Argentina exports significant quantities of dairy products to Algeria, Chile, Egypt, Iraq (under United Nations programs), Mexico, Russia and Venezuela. We have also exported cheese to the United States under a quota system.

         Products

         We process, distribute and sell a broad line of brand name dairy products, including fluid milk, cream, butter, dulce de leche, powdered milk and cheese. Our cheese products include port salut, ricotta and mozzarella, among other varieties. We market all of these products under the premium La Serenisima brand and market some of them under other brands such as La Armonia and Fortuna. We also package some of our products under the brands of certain of our major clients and deliver them to those clients for sale by them to their own customers, a strategy which we believe provides us with flexibility in competing in different market sectors. We also process and distribute a limited line of sausages, hams and mayonnaise under the Granja Iris brand and have recently begun to sell olive oil produced by one of our subsidiaries under the Proliva and Granja Iris brand names.

         We believe that our significant presence in the Argentine fluid milk and butter markets is attributable to the reputation for quality enjoyed by our premium brand for fresh dairy products, La Serenisima. We believe that products sold under the La Serenisima brand are typically sold at a premium to the prices of our competitors' comparable products.

         We are the leading processor and distributor in Argentina of pasteurized and ultrapasteurized fluid milks, cream, butter and dulce de leche and the second leading processor and distributor in Argentina of ultra-high temperature, or "UHT", fluid milk and powdered milk, in each case measured by liters of milk equivalent.

         Dairy Products
         --------------

         The following chart sets forth for the indicated periods our gross domestic sales of the indicated dairy products.

                                                                     YEAR ENDED DECEMBER 31
                                                           -----------------------------------------
        PRODUCT                                              2003             2004              2005
        -------                                              ----             ----              ----
                                                                     (in millions of pesos)

        Fluid milk                                          607.7             626.1            763.1
        Cream                                                42.5              50.4             61.1
        Butter                                               69.0              69.0             76.9
        Cheese                                              166.8             174.2            260.9
        Dulce de leche                                       30.4              38.1             52.1
        Powdered Milk                                        47.5              91.4             97.1
                                                            -----           -------          -------

        Total                                               963.9           1,049.2          1,311.2
                                                            =====           =======          =======

         ________________
         Footnotes:
         (1) The totals are lower than our net sales as reported in our financial statements because they do not include revenues from exports, services and sales of non-dairy products such as sausages and mayonnaise.


         Fluid Milk

         We process and sell nationally recognized pasteurized, ultrapasteurized and UHT fluid milks. Our sales of fluid milk accounted for 56.6% and 63.1% of our total sales of fluid milk (in terms of physical volumes) in Argentina during 2004 and 2005.

         Ultrapasteurized and Pasteurized Milks

         We produce ultrapasteurized whole milk (3% fat content) and ultrapasteurized low-fat milk (1.5% fat content). We package ultrapasteurized milk in one-liter pouches and cartons, and sell it under the La Serenisima, La Armonia and Fortuna brands. We also package ultrapasteurized whole milk and ultrapasteurized low-fat milk under the brands of certain of our major clients and deliver it to those clients for sale by them to their own customers. Ultrapasteurized milk is sterilized at 130 degrees centigrade and has a shelf life of 15 days (if packaged in pouches) or 25 days (if packaged in cartons), as compared to a shelf life of three days for pasteurized milk. Ultrapasteurized milk has substantially the same taste as pasteurized milk.

         Since our introduction of ultrapasteurized milk in Argentina in 1995, it has substantially replaced pasteurized milk as the most common type of milk purchased by consumers. We sell pasteurized milk under Government welfare plans, principally those sponsored by the Argentine Government and the Province of Buenos Aires. In 2004 and 2005, our combined sales of pasteurized and ultrapasteurized milk represented 67.3% and 71.9%, respectively, of the sales of those products (in terms of physical volume) nationwide. We are the leading producer of ultrapasteurized milk in Argentina in terms of physical volume.

         UHT Milk

         UHT milk is sterilized at 150 degrees centigrade, has a shelf life of four months and does not require refrigeration. We package UHT milk in one-liter and one-half liter cartons and one-liter bottles and market it under the La Serenisima, La Armonia and Fortuna brands. We also package UHT milk under the brands of certain of our major clients and deliver it to those clients for sale by them to their own customers. In 2004 and 2005, our sales of UHT milk, in terms of physical volume, represented 25.3% and 32.7%, respectively, of the sales of UHT milk nationwide. We are the leading producer of UHT milk in Argentina in terms of physical volume.

         Special Milks

         We produce the largest variety of special milks in Argentina to satisfy consumers' different needs, including iron-enriched milk, delactosed milk and special milks for babies. We market these products under the La Serenisima brand.

         Cream

         We produce and sell cream under the La Serenisima brand. We also package cream under the brands of certain of our major clients and deliver it to those clients for sale by them to their own customers. We package cream in five-liter and one-liter packages, one-liter and one-half liter cartons and 200-gram plastic containers. In 2004 and 2005, our sales of cream, in terms of physical volume, represented 44.2% and 46.2%, respectively, of the sales of cream nationwide. We are the leading producer of cream in Argentina in terms of physical volume.

         Butter

         We produce and sell butter under the La Serenisima, La Armonia and Fortuna brands. We also package butter under the brands of certain of our major clients and deliver it to those clients for sale by them to their own customers. We also produce and sell low-fat butter, which contains 50% less fat than regular butter, under the La Serenisima brand. In 2004 and 2005, our sales of butter, in terms of physical volume, represented 34.9% and 36.2%, respectively, of the sales of butter nationwide. We are the leading producer of butter in Argentina in terms of physical volume.

         Cheese

         We produce and sell port salut, mozzarella, ricotta and several other varieties of soft, semi-soft and hard cheese and grated cheese. Historically, we sold these products under the Casanto brand. During 1999, we began marketing most of our cheeses under our premium La Serenisima brand. We believe that we are the second leading producer of cheese in Argentina in terms of physical volume.

         Dulce de leche

         We produce and sell dulce de leche, a traditional Argentine dessert/snack, under the La Serenisima, La Armonia and Fortuna brands. We also package some of our products under the brands of certain of our major clients and deliver them to those clients for sale by them to their own customers. In 2004 and 2005, our sales of dulce de leche, in terms of physical volume, represented 34.5% and 40.6%, respectively, of the sales of dulce de leche nationwide. We are the leading producer of dulce de leche in Argentina in terms of physical volume.

         Powdered Milk

         We produce and, in Argentina, sell powdered milk under the La Serenisima and La Armonia brands. In 2004 and 2005, our sales of powdered milk, in terms of physical volume, represented 13.6% and 16.5%, respectively, of the sales of powdered milk nationwide. We are the second leading producer of powdered milk in Argentina in terms of physical volume. In addition, we sell powdered milk in Brazil through our wholly owned subsidiary, Leitesol, under the La Serenissima, Leitesol and Naturalat brands. We package powdered milk in 400 and 500 gram pouches for retail sale and in 25 kilogram bags for industrial use.

         Over time we have enlarged our product offering by introducing new dairy products for which our market research indicated there would be adequate levels of demand. For example, we created the largest offering of special milks in Argentina to satisfy the needs of different classes of consumers identified on the basis of our market research. We expect to continue this practice in order to preserve and enhance our commercial leadership.

         Other than the above mentioned, there are no significant new products being developed.

         Non-Dairy Products
         ------------------

         We recently began producing olive oil in the Province of La Rioja and marketing it under the Proliva and Granja Iris brand. We believe that our domestic and export sales of olive oil will increase substantially as our olive trees gradually reach maturity. See Item 4--"--Subsidiaries--Promas". We also process and sell a limited line of sausages, ham and mayonnaise under the Granja Iris brand name.

         Exports

         Due to Argentina's physical proximity to Brazil and the tariff advantages to Argentine exporters under the Mercosur trade agreement, a significant part of the raw milk produced in Argentina, which is not consumed domestically, was traditionally exported to Brazil as powdered milk. Over the last few years Brazil became self sufficient to cover its domestic needs of milk and consequently our exports have been reduced to the products (mainly powdered milk) sold directly to the Brazilian retail market through our wholly owned subsidiary, Leitesol. Although the percentage of our exports that we transfer to Brazil has been declining in the last few years, it remains in the long term an attractive market for us, given its relatively small per capita consumption of dairy products.

         We have also exported dairy products to, among other countries, Algeria, Colombia, Chile, Egypt, Iraq (under United Nations programs), Mexico, Russia and Venezuela. We have also exported cheese to the United States under a quota system. We believe that the network developed for our exports is strong and will allow us to increase our exports if and when production of raw milk in Argentina increases to required levels.

         Marketing, sales and distribution

         Our marketing strategy is based on manufacturing dairy products in Argentina (as well as some non-dairy items) with the best available quality and comparable with the highest standards worldwide. Our products are delivered to our consumers through an efficient distribution network reaching practically every selling point for our products in Argentina. The launching of new, innovative products has been also part of our strategy. Based on such strategy, we have become over the years the market leader for most of our product lines. Such policy enabled us to develop a wide product line and to have a strong bargaining power with our main clients and suppliers.

         The same basic strategy of having high quality products has been adopted for our export business and, since 1998, for our activities in the Brazilian market. It is our intention to continue applying the same marketing policy for the foreseeable future.

         Our central sales office plays a significant role in marketing our products to hypermarket and supermarket chains, and in negotiating pricing, placement and advertising arrangements for such products. We market our products through a combination of (i) television and printed advertising, (ii) educational and promotional programs aimed at distributors, (iii) retailers and consumers, (iv) public relations activities and (v) consumer communications. Our marketing programs emphasize our brand names and are generally designed to promote brand recognition, enhance our reputation for quality and to attract new customers for our products. Our marketing department develops advertising and promotional activities in conjunction with several advertising agencies.

         The distribution of our products in the Argentine domestic retail market is made through Logistica La Serenisima S.A. See Item 4--"Competitive Strengths - Extensive and Efficient Distribution Network". Logistica distributes exclusively Danone Argentina's and our products and charges Danone Argentina and us an amount equal to its costs plus a 0.1% margin plus any value added tax and/or turnover tax. Our distribution service agreement with Logistica expires on 2040. At December 31, 2005, this network included approximately 915 independent contractors that use their own trucks to distribute our products and those of Danone Argentina and related companies to more than 77,800 customers, including hypermarkets, supermarkets, distributors and small retailers. We believe that we sell our products to substantially all the retailers that sell name-brand food products in Argentina. We also believe that we enjoy a strongly favorable reputation among our customers based in part on the efficient and reliable distribution of our products. We believe that this distribution network is the largest and most efficient distribution network for dairy products in Argentina.

         We distribute our products from several distribution centers owned by Logistica, the largest of which is located in the vicinity of our General Rodriguez plant. Logistica has ten distribution centers, the two largest of which are located close to the City of Buenos Aires, our most important market, and the rest of which are located in other urban centers to provide adequate coverage of the Argentine market. We do not use this distribution system for our exports, sales to governmental agencies or industrial sales.

         At December 31, 2005, we employed approximately 292 sales agents (preventistas) who solicit and process orders for products from our largest clients in defined geographical areas and transmit those orders to the distribution centers and the independent contractors that deliver those products. The cost to us of employing the sales agents is more than offset by the lower fees that we pay such independent contractors as a result of their no longer soliciting and processing orders.

         Customers

         We marketed our products through our integrated sales and distribution network to more than 77,800 customers as of December 31, 2005, including hypermarkets, supermarkets, distributors and small retailers. Approximately 58.9% of our net domestic sales for 2005, excluding sales to governmental agencies, industrial sales and services, were derived from sales to small retailers. Deliveries to these retailers are generally made every two or three days and payment is collected within a few days after delivery. The substantial balance of such net sales was derived from approximately 500 supermarkets and supermarket and hypermarket chains. Payment for these sales is generally due 35 to 40 days after delivery.

         No single customer or affiliated group of customers accounts for a significant portion (10% or more) of our total sales. Our largest single customer during 2005 was the Ministry for Human Resources Development and Work (Ministerio de Desarrollo Humano y Trabajo) of the province of Buenos Aires, which accounted for approximately 7.4% of our net sales for the year. Our second largest customer for the same period was the Carrefour Group, one of the largest supermarket chains in Argentina, which accounted for approximately 6.7% of our net sales for the year.

         Raw Materials

         Our principal raw material is raw milk, which represented approximately 54.8% of our cost of sales for the year ended December 31, 2005. The following table sets forth, for the indicated periods, information regarding the volume of purchased raw milk.

                                                                         Year Ended December 31,
                                                                         -----------------------
                                                                   2003            2004            2005
                                                                   ----            ----            ----

       Volume of raw milk purchased(1)                             1,252           1,500           1,641
       Percentage of domestic milk production                      16.6%           16.5%           17.0%

         ________________
         (1) Expressed in millions of liters. Includes raw milk purchased on behalf of Danone Argentina.


         Production of raw milk is seasonal, with production in the spring and summer months (September through February) exceeding production in the fall and winter by approximately 30%. We acquire almost all of our raw milk from dairy farms located in the principal milk producing regions of Argentina (principally the Province of Buenos Aires and, to a lesser extent, the Provinces of Santa Fe, Cordoba, La Pampa and Entre Rios). At December 31, 2005, we purchased raw milk from approximately 1,385 producers. During the fiscal year 2005, our largest supplier provided us with less than 1.4% of the raw milk we purchased during that period. Prices of raw milk are not naturally volatile, but can be affected by changes in the economy by the Argentine Government.

         Following industry practice, we do not enter into written agreements with dairy farms for the purchase of raw milk. We announce the prices we will pay during specified periods for raw milk having specified characteristics and pay the purchase price 30 days after delivery. We establish the price we pay for a particular batch of raw milk on the basis of that milk's characteristics, including its protein content, relative cleanliness, fat content and temperature, and the relative distance of the dairy farm from our facility at which that milk is processed.

         We require that substantially all of the milk we purchase have been cooled at the time of purchase. While this requirement is not imposed by all our competitors, it permits us to produce products that have a consistent high quality. We have built modern collection and classification centers to collect raw milk and classify it based on quality prior to delivery to our processing plants in order to optimize its use and to reduce processing delays.

         Employees and labor relations

         As of December 31, 2005, we employed 3,082 people. In accordance with Argentine labor practice, employees are represented by local unions. Although approximately 10% of our personnel are unionized, our entire labor force is entitled to the benefits of our collective bargaining agreements. We have never experienced a strike or any major work stoppage and consider our labor relations to be good.

         The following table sets forth the average number of our employees during the indicated year:

                           NUMBER OF EMPLOYEES                   NUMBER OF EMPLOYEES
      YEAR                     IN ARGENTINA                           IN BRAZIL                        TOTAL
      ----                     ------------                           ---------                        -----
2002                               2,955                                   114                         3,069
2003                               2,642                                   106                         2,748
2004                               2,832                                    98                         2,930
2005                               3,013                                   101                         3,114

         Environmental matters

         Our production process is governed by the laws of the Republic of Argentina, which regulates us to minimize the possible environmental impacts generated by the performance of our activities and prescribes certain minimum standards of compliance, such as the Argentine Hazardous Waste Law. If we are found not to be in compliance with these laws, we may be subject to penalties and perhaps even the closing of our facilities. We believe that our activities currently comply with the environmental laws and regulations that apply to us.

         In relation to waste management policies, we have developed different treatments systems. Though our production process in itself does not generate special wastes, we do generate waste in ancillary activities of our production such as the maintenance of our facilities. These kinds of wastes are managed or treated according to their special characteristics by certified companies in accordance with applicable laws and regulations. Solid wastes resulting from productive activities are submitted to recycling and/or final disposition processes by certified companies that we engage to handle such wastes. The liquid effluents derived from our production process are treated in a system of biological stabilization lagoons for their final disposal as liquids in a more environmentally friendly condition.

         On October 15, 2004, we implemented a "Quality and Environmental Policy" which aims to involve our entire personnel and our suppliers to take into consideration all the environmental impacts of their activities, with a commitment to prevent any potential damage to the environment. On November 29, 2004, we agreed to comply with the United Nations Global Compact and assumed, as an integral part of our business strategy and operations, its principles of conduct and action in relation to the environment, human rights, labor standards and anti-corruption issues. While we will continue to comply with domestic legislation, we are also working to meet higher international environmental standards. For this purpose, and in order to ensure that our activities are carried out with the least environmental impact, we have voluntarily implemented preventive and/or adjustment measures with respect to the impact of our activities on the environment for the furtherance of the sustainable development, according to more demanding guidelines than those contained in the environmental laws and regulations that govern us. We received during November 2005 the final ISO 14001:2004 certification.

         Insurance

         We maintain insurance covering risks related to property damage, transportation, work-related injuries, third-party liability, construction and loss of income resulting from the breakdown of machinery. Such insurance coverage is in accordance with normal practices in the Argentine dairy industry.

         Trademarks

         We hold approximately 2,000 trademarks and slogans, all of which have been duly registered with the Registry of Patents and Trademarks of the Republic of Argentina. In addition, we have registered certain of our trademarks in several foreign countries. In Argentina, trademarks may be renewed every ten years, as long as the trademark is continually used. The most important registered trademarks under which we sell our products include La Serenisima, Granja Iris and La Armonia. Danone Argentina has the exclusive right to use the brand name La Serenisima to market yogurt, spreadable cheeses, dairy desserts and flavored milk. Danone Argentina also has the right to use the Ser brand name for such products, as well as for cookies and mineral water.

         Legal proceedings

         We are involved in a number of legal proceedings, including labor-related claims, incidental to the normal conduct of our business. None of the existing legal proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

C.       Organizational structure

         Subsidiaries

         The following chart lists each of our subsidiaries and indicates its principal activity and the percentage of the capital stock of each such subsidiary which we owned, directly or indirectly, as of December 31, 2005, and April 30, 2006:

              Name of Subsidiary                        Principal Activity               % of capital and votes
              ------------------                        ------------------               ----------------------
Con-Ser Promotora y Asesora de  Seguros         Insurance Broker                                   99.99%
Frigorifico Rydhans S.A.                        Manufacturer of meat products                     100.00%
Leitesol Industria e Comercio S.A.              Distribution of dairy products                    100.00%
Promas S.A.                                     Olive grower                                      100.00%
Marca 4 S.A.                                    Trademarks holder                                  99.99%
Mastellone Hnos do Brasil S.A.                  Inactive                                          100.00%
Puralactea S.A.                                 Manufacturer of dairy products                    100.00%
Mastellone San Luis S.A.                        Manufacturer of dairy products                    100.00%

         Promas S.A.
         -----------

         Promas S.A. has planted a variety of olive trees and built an olive oil production facility on 1,500 hectares of land in the Province of La Rioja. We invested approximately Ps.19.5 million of our own funds to pay a portion of the Ps.78.0 million total capital contributions made to Promas S.A. and we funded the balance of our investment pursuant to an agricultural incentive program under which we invested amounts in the project that we would otherwise have been required to pay in value added and income taxes. No further investments are required to complete this project. We are required to repay to the Argentine Government the amounts we invested pursuant to the agricultural incentive program in Pesos, without interest or adjustment for inflation, in installments from December 2014 through December 2018. Our obligation to pay such amounts is secured by a pledge of our shares of Promas S.A. Promas S.A. began producing olive oil during

2003 and we believe that its production will increase gradually as its olive trees mature. We believe that the cash flows we will receive from Promas S.A. will be substantially greater than the amounts we are required to pay to the Argentine Government as described above. During July 2004, Promas S.A. entered into an agreement with Establecimientos Agropecuarios Lar S.A. whereby Promas S.A. agreed to pre-purchase future olive crops and to use approximately 400 hectares of land for olive production in Miraflores, Capayan, in the Province of Catamarca. Pursuant to this agreement, Promas S.A. has committed to pay over the contract's life, which commenced on the date of execution and will terminate after the olive cropping season of 2020, up to approximately US$5.2 million in exchange for 80% of the annual olive production with a guaranteed minimum ranging from 600 tons at the beginning of the contract term to 4,160 tons at the end of the term.

         Mastellone San Luis S.A.
         ------------------------

         Mastellone San Luis S.A. was formed from the merger, on January 1, 2002, of Carnes Puntanas S.A. and Emexal S.A., two Argentine corporations that we acquired in 1998 and 1999, respectively. Mastellone San Luis S.A. is located in the city of Villa Mercedes, Province of San Luis. Under an industrial promotion system, we partially funded the investment through the deferral of value added tax payments as in the case of Promas S.A. We are already repaying to the Argentine Government the amounts we invested pursuant to the abovementioned incentive regime, the remaining balance maturing between 2006 and 2008. Mastellone San Luis S.A. under the same industrial promotion system is allowed to receive substantial tax benefits in the form of a tax credit up to a certain fixed amount in Pesos to be used to pay its obligations in respect of value added taxes. The unutilized balance of such tax credits amounts to approximately Ps.93.6 million and could be used through 2012. As we are in full compliance of all of our obligations under the referred industrial promotion system, we expect to utilize the full amount of these benefits.

D.       Property, plant and equipment

         Principal production facilities

         The following are our main production facilities, which are owned by Mastellone Hnos. S.A. (the mayonnaise plant, is owned by Frigorifico Rydhans S.A. and the plant located in the province of San Luis, is owned by Mastellone San Luis S.A.) Exclusion made of a pledge on some fluid milk processing and bottling equipment used in the General Rodriguez Plant securing a medium-term commercial debt of Ps. 8.8 million, there are no other encumbrance or lien on these facilities. For the year ended December 31, 2005, our plants operated on average at 67% of total capacity.

         General Rodriguez Plant
         -----------------------

         Our principal production plant is located on approximately 135 hectares of land in General Rodriguez, Province of Buenos Aires (approximately 52 kilometers northwest of Buenos Aires). We have expanded and renovated this plant several times, most recently beginning in 1995. Our General Rodriguez plant has a daily processing capacity of 6.5 million liters of milk and processes ultrapasteurized milk, butter, cream, UHT milk, dulce de leche, ricotta cheese and powdered milk.

         Other Production Facilities
         ---------------------------

         Trenque Lauquen Plant

         In June 1999, we completed the construction of a new, state-of-the-art cheese production plant near Trenque Lauquen, Province of Buenos Aires. It can process 1.6 million liters of milk per day. The plant principally produces port salut and soft cheese. We believe that this plant is the largest and most efficient cheese production plant in Argentina.

         Other Plants

         We operate other cheese production plants in the cities of Saliquelo, Province of Buenos Aires, and Canals, Province of Cordoba, and in the Province of San Luis. We also operate a mayonnaise production plant in Lobos, Province of Buenos Aires. Frigorifico Rydhans S.A., one of our wholly owned subsidiaries, operates a sausage and ham plant in Moreno, Province of Buenos Aires. In addition, our wholly owned subsidiary, Promas S.A., owns olive groves and produces olive oil at a plant in the Province of La Rioja.

         Capital expenditures

         We are planning to enlarge our powdered milk production capacity, as well as increase our storage capacity for raw milk. We believe that costs associated with these works will be no less than $20 million, to be disbursed mostly during 2006 through the first semester of 2008. This new facility will increase our drying capacity by about 1.2 million liters per day. We are evaluating a new project to increase our own generation of electricity for our main industrial plants, due to a potential shortage of energy in Argentina over the next few years, at a cost of $2.0 million. Excluding these projects, our future capital expenditures will be limited to maintenance activities, that is, those necessary to maintain the productive capacity of our plants. We estimate that the amount required for this purpose in 2006 will be about $6.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated from operations. Please refer to Item 4--"Business Overview--Principal capital expenditures and divestitures currently in progress."

         We do not expect any environmental issue that could affect the utilization of our assets.

Item 4A.  Unresolved Staff Comments

         Not Applicable.

Item 5.  Operating and Financial Review and Prospects

         Management's Discussion and Analysis of Financial Condition and Results of Operations

         In addition to the discussion below, you should carefully read our audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and our selected financial information, all of which are included elsewhere in this annual report on Form 20-F.

         We prepare our consolidated financial statements in accordance with Argentine GAAP, which differ from US GAAP. See Note 14 to our consolidated financial statements, which describes the principal differences between Argentine GAAP and US GAAP that apply to us.

         Inflation accounting and changes in Argentine accounting standards
         ------------------------------------------------------------------

         During October and November 2001, the CPCECABA passed Technical Resolutions No. 16 through 20. These Technical Resolutions and their amendments became effective for the fiscal years beginning on or after July 1, 2002, with the exception of Technical Resolution No. 20, which became effective for the fiscal years beginning on or after January 1, 2003. These new accounting standards became applicable to us in the fiscal year starting on January 1, 2003.

         In January 2003, through General Resolution No. 434/03, the Argentine National Securities Commission adopted such Technical Resolutions, included some amendments and established that they will be applied for the fiscal years beginning on or after January 1, 2003. The main modifications introduced by the new Technical Resolutions that had significant effects on our audited financial statements were the following:

         o modification to more closely align Argentine GAAP to the international accounting standards (the process of accommodation to such international rules may continue on a gradual basis)

         o mandatory recognition of deferred taxation and exclusion of the cost of idle plant capacity from cost of inventories

         o recording of non-current credits and liabilities not accruing interest, generally, at their discounted values

         o the process for the impairment test for property, plant and equipment, and goodwill is now detailed in the Argentine standards.

         o guidelines for recognizing, measuring and disclosing labor cost charges have been established.

         o under the new standards the effects of a debt restructuring are to be reflected by crediting or charging to income the net effect of benefits and costs relating to the relevant agreements with creditors.

         o new disclosures are required, including segment information and earnings per share.

         Additionally, in February 2003, the CPCECABA passed Technical Resolution No. 21, which applies to fiscal periods beginning on or after April 1, 2003, with an early application suggested. We decided to comply with Technical Resolution No. 21 as of January 1, 2004 by consolidating all our subsidiaries in our financial statements (under the previous Technical Resolution No. 4, subsidiaries whose business was of a different nature from ours such as the business of Con-Ser Promotora y Asesora de Seguros S.A. were not included in our consolidated financial statements) and enhancing the disclosure on related party transactions and balances. The effect of consolidating Con-Ser Promotora y Asesora de Seguros S.A. is not material to our consolidated financial statements.

         Our consolidated financial statements have been prepared in constant Pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and in accordance with Argentine GAAP, the restatement for inflation was discontinued through December 31, 2001. Beginning January 1, 2002 and in accordance with Argentine GAAP, the recognition of inflation effects was resumed. Accounting measurements restated as per the change in the currency purchasing power is for up to August 31, 1995. Those whose date of origin falls between August 31, 1995 and December 31, 2001, are stated in the currency as of their date of origin.

         On March 25, 2003, the National Executive Power issued Decree 664 that establishes that financial statements for fiscal years ending after that date should be stated in nominal Pesos. Consequently, according to General Resolution No. 441 issued by the Argentine National Securities Commission, we discontinued the restatement of our financial statements for inflation effective as of March 1, 2003. This decision was not in accordance with current professional accounting rules, which require restatement to recognize the effects of inflation until September 30, 2003. Because the wholesale price indices during the year 2003 were very low, the effect of such restatement at any of the above-mentioned dates was not material.

         We have used restatement coefficients derived from the internal wholesale price index, to which we refer as "IPIM", issued by the National Institute of Statistics and Census, to which we refer as "INDEC", to restate prior period results for inflation. The accumulated inflation rate from January 1, 2002 to February 28, 2003, as measured by IPIM, was 120%.

         The consolidated financial statements for periods until December 31, 2003 have been restated for inflation as of February 2003. Furthermore, those consolidated financial statements reflect the application of the new accounting standards noted above and as further described in our consolidated financial statements.

         Critical Accounting Policies and Estimates

         There have not been any significant changes in our accounting policies.

         "Critical accounting policies" are defined as those policies that are both most important to the portrayal of a company's financial condition and results, and that require our most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for a judgment call. In certain circumstances, however, the preparation of our financial statements in conformity with generally accepted accounting principles requires us to use our judgment to make certain estimates and assumptions. These estimates affect assets and liabilities reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net sales and expenses during such reporting period.

         The impact of changes in our estimates will basically affect the book value of certain assets. We are not exposed to the risk that eventual adverse developments in our financial condition could result in changes in our credit ratings which could result in the acceleration of maturities or the suspension in the availability of financial facilities. We are not required under our principal financial agreements, including the indenture for the 11.75% Notes due 2008, to maintain certain financial ratios.

         In order to provide an understanding of how management forms its judgments about future events, including the variables and assumptions underlying these estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each of the following critical accounting policies: (i) impairment of long-lived assets,
(ii) provision for allowances and contingencies and (iii) deferred income tax. See Note 3 to our Consolidated Financial Statements for a detailed discussion of these and other accounting policies.

         Impairment of long-lived assets
         -------------------------------

         We periodically evaluate the carrying value of our long-lived assets. We consider the carrying value of long-lived assets to be impaired when the expected cash flows, undiscounted and without interest, to be derived from the use of such assets are less than their carrying value. In that event, we would recognize a loss based on the amount by which the carrying value exceeds the fair market value of such assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate appropriate to the risk involved.

         We believe that the accounting estimate related to the impairment of these assets is a "critical accounting estimate" because: (1) it is highly susceptible to change from period to period as it requires management to make certain assumptions about future revenues and costs; and (2) the impact that recognizing an impairment has on the assets reported on our balance sheet as well as our net income is material. The most important estimates, and those that could affect significantly the projected cash flows, are the selling price of our products on the revenue side and the availability and price of raw milk from the cost point of view.

         The recoverable value of our property, plant and equipment was analyzed as of December 31, 2005, 2004 and 2003. We reached the conclusion that expected cash flows before interests, income tax and repayment of debt, exceed the carrying value of long-lived assets on those dates.

         The recoverable valued of goodwill was analyzed as of December 31, 2004. We reached the conclusion that the projected cash flows prepared for the cheese-maturing activity (developed by Mastellone San Luis S.A.), considered separately from the general dairy business, did not support the carrying amount of the goodwill, which was fully written off and charged to income as an extraordinary item in the amount of Ps.28.8 million. The separate analysis of the two activities (general dairy business and cheese maturing) was carried out as a method for determining the minimum level of cash-generating activities. Due to the recurrent losses generated by Leitesol Industria e Comercio S.A., the residual value of the goodwill corresponding to this company was also fully written off through a charge to extraordinary items (Ps.0.5 million).

         As of December 31, 2003, our projected cash flows for the entire dairy business and for the remaining useful life of goodwill supported the carrying amount recorded as of such date.

         As of December 31, 2004, our estimated future cash flows, on an undiscounted basis, exceeded the carrying value of our property, plant and equipment related to the dairy business by approximately 15%.

         As of December 31, 2005, our estimated future cash flows, on an undiscounted basis, exceeded the carrying value of our property, plant and equipment related to the dairy business by approximately 79%. Any increases in estimated future cash flows would have no impact on the reported value of PP&E. In contrast, if our current estimates of future cash flows from sales would have been 44.1% lower, those cash flows from sales would have been less than the reported amount of PP&E. In that event, we would have been required to recognize an impairment loss of approximately Ps.256 million, equal to the difference between the fair value of the dairy business-related PP&E (which we would have determined by calculating the discounted value of the estimated future cash flows, using a discount rate of 8% per annum in constant currency, which we believe is appropriate under the current circumstances) and the reported amount of the dairy business related PP&E. Such impairment loss could be reversed in the future under Argentine GAAP, should future cash flows from sales exceed the carrying value of PP&E.

         Provision for allowances and contingencies
         ------------------------------------------

         We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings. We routinely assess the likelihood of adverse judgments or outcomes to those proceedings. We record accruals for such contingencies to the extent that we are able to determine that their occurrence is probable and the financial impact, should such a decision be rendered against us, is reasonably foreseeable.

         In determining the likely outcome of litigation proceedings, management considers many factors, including but not limited to, past history, reports from our counsel and other available evidence, and the specifics and status of each proceeding. The evaluation may result in the recording of an accrual or a change in a previously recorded accrual. Determining the outcome of claims and litigation, and estimating related costs and exposure, involves substantial uncertainties that could cause actual costs to vary materially from estimates and accruals, which could have a material effect on our future results of operations, financial conditions and liquidity.

         Accruals for litigation and other expenses amount to Ps.11.4, Ps.11.8 and Ps.8.8 million as of December 31, 2005, 2004 and 2003, respectively. Historically, and on a global basis, there were no significant differences between our estimates and actual results. However, it is to be noted that a change in legislation (i.e., tax or labor legislation, which are usual in our country) or in their interpretation (i.e., the recent new composition of the Supreme Court, where four judges have been replaced in the last two years), may create different views on existing situations and, therefore, affect management's estimates.

         Deferred income tax
         -------------------

         Deferred income taxes are fully provided to reflect the net tax effects of temporary differences between the financial reporting and the tax base for assets and liabilities. Deferred income taxes are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions where the assets and liabilities are located. Deferred income taxes reflect management's assessment of actual estimates of future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

         Deferred tax assets are reduced by a valuation allowance if, at the light of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

         In fiscal years 2003, 2004 and 2005, we assessed the realizability of our deferred tax assets following the preparation of updated financial projections. We concluded that it was more likely than not that the deferred tax assets of Ps.322.0 million, Ps.164.6 million and Ps.153.5 million, respectively, related mainly to net operating loss carry forwards (NOLs) will not be realizable and established a valuation allowance for the entire amount in fiscal years 2003, 2004 and 2005. This conclusion was based on (i) the recent history of losses, (ii) the continued uncertain economic conditions, (iii) the limited tax carry forward period applicable for the NOLs of our Argentine companies (until 2010), (iv) our expected tax losses for 2006, and the fact that, (v) even though the NOLs from our Brazilian subsidiary, Leitesol, have an unlimited period of time to be used, the continued losses from that subsidiary and the heavy limitations to their use justify an allowance for its entire amount.

         In fiscal year 2003, we had a tax loss of Ps. 6.6 million. In fiscal year 2004 we had a net income tax payable of Ps. 102.6 million mainly offset against tax losses carried forward. The break down of this amount is Ps. 41.3 of income tax losses arising from ordinary results and Ps. 143.9 of net income tax payable arising from extraordinary results attributable to our restructuring of the financial debt. In fiscal year 2005 we had a net income tax payable of Ps.
7.6 mainly offset against tax losses carried forward. The break down of this amount is Ps. 10.0 of income tax losses arising from ordinary results and Ps.
17.6 of net income tax payable arising from extraordinary results from the restructuring of the financial debt.

         In Argentina, we are also subject to the payment of an alternative minimum income tax, which is calculated, regardless of the economic results for the period. This tax is calculated using a rate of 1% of the total value of our assets, with certain deductions mostly to avoid double taxation and to encourage capital expenditures. The amounts paid on such tax can be credited against Argentine income tax obligation for a period of ten years. Our accumulated payments under this tax (since its creation in 1998) amounted to Ps.30.6 million, Ps.39.6 million and Ps.49.4 million at the end of fiscal years 2003, 2004 and 2005, respectively. Such amounts were included under Other Receivables-- non-current, and, for the same reasons explained above we recognized an allowance for the entire amounts. The alternative minimum income tax regulation will remain in force until (and including) 2007.

         We would have to generate taxable income amounting to Ps.438.5 million for the next five years to be able to use our existing tax loss carry forwards as of December 31, 2005 related to the NOLs, or Ps.580.7 million to be able to use both our existing tax losses and the tax credits accumulated and to be paid in the same period on the tax on the minimum presumed income. According to our financial projections, we expect taxable losses at least for the fiscal year 2006, and therefore will not be able to apply the previously mentioned tax losses carry forwards and credits. An unusual transaction or a significant change in the business condition (selling prices for our products and raw milk availability and cost being those that would mostly affect such condition) would cause a change in management view concerning the current 100% provision on assets arising from tax losses.

A.       Operating results

         Comparison of Results of Operations for the Fiscal Years Ended December 31, 2005 and 2004.

         Net sales. Our net sales consist of two principal components: (i) sales in the Argentine (domestic) market, and (ii) export and foreign sales.

         Net sales - Argentine domestic market. During Fiscal Year 2005, our total sales in the domestic market (including service and other domestic sales) increased by Ps.295.5 million, or 26.4%, as compared to Fiscal Year 2004, from Ps.1,117.3 million to Ps.1,412.8 million. Such increase is primarily the result of (i) an increase of 15.2% in volumes sold, and (ii) a 9.8% year-on-year increase in average prices and product mix. The increase in volumes sold was mainly attributable to the increase in both market share and domestic consumption, while the price increase is due principally to higher selling prices.

         Net sales - exports and foreign sales. During Fiscal Year 2005, exports and foreign sales as a whole decreased by Ps.81.7 million, or 30.5%, as compared to Fiscal Year 2004, from Ps.268.1 million to Ps.186.4 million, primarily as a consequence of (i) an increase in foreign sales (that is, those made by our subsidiary Leitesol in the Brazilian market) of Ps.48.0 million, or 62.7% (from Ps.76.5 million to Ps.124.5 million), and (ii) lower exports to third parties of Ps.129.7 million, or 67.7% (from Ps.191.6 million to Ps.61.9 million). The increase in foreign sales is primarily attributable to (a) an increase of 27.7% in volumes of powdered milk exported to our subsidiary Leitesol and (b) a 13.4% appreciation of the Brazilian real versus the US dollar, between December 31, 2004 and December 31, 2005. The decrease in exports to third parties is primarily attributable to a decrease of 34.9% in volumes.

         Given the strong demand for fluid milk exports and the competition among some dairy companies to increase their share in total raw milk production in Argentina, the market price for raw milk increased substantially during the first months of 2005. In fact, according to information from the Argentine Secretariat of Agriculture, the price of raw milk increased 24.5% since December 2004 through August 2005. In order to prevent an eventual additional impact on domestic selling prices, by the end of July, the Argentine Government increased the export duties for powdered milk and butter by 10% (from 5% to 15%) and 5% for cheese (from 5% to 10%). Such additional export duties were initially scheduled for 180 days and have been, at their expiration of the 180-day period, extended for another 180 days. Following the increase in export duties, the price of raw milk declined by 6.6%, according to information from the Argentine Secretariat of Agriculture.

         Cost of sales. Cost of sales for Fiscal Year 2005, as compared to Fiscal Year 2004, increased by Ps.140.0 million, or 12.4%, from Ps.1,127.0 million to Ps.1,267.0 million.

         Our cost of raw milk represented approximately 56.2% and 54.8% of our total cost of sales for Fiscal Years 2004 and 2005, respectively, posting an increase of Ps.60.9 million, or 9.6%, from Ps.633.4 million to Ps.694.3 million.

         The increase in our cost of raw milk (included in the amount of cost of sales) was mainly attributable to a decrease of 1.1% in the total volume produced and sold in 2005, and an increase of 10.8% in the average price we paid for the raw milk in 2005, as compared to our purchases in 2004.

         Other raw material costs increased Ps.30.0 million, or 14.1%, for Fiscal Year 2005, as compared to 2004 (from Ps.213.5 million in 2004 to Ps.243.5 million in 2005), primarily due to the increase in volumes sold.

         During Fiscal Year 2005, other production costs increased by Ps.49.1 million, or 17.5%, as compared to Fiscal Year 2004, from Ps.280.1 million in 2004 to Ps.329.2 million in 2005. Such increase is primarily attributable to:

         o higher transportation costs amounting to Ps.13.5 million, or 20.2%, from Ps.67.1 million to Ps.80.6 million;

         o an increase in salaries amounting to Ps.16.2 million, or 29.1%, from Ps.55.5 million to Ps.71.7 million;

         o an increase in energy costs amounting to Ps.6.7 million, or 28.7%, from Ps.23.2 million to Ps.29.9 million; and

         o an increase in maintenance expenses amounting to Ps.2.9 million, or 34.9%, from Ps.8.4 million to Ps.11.3 million.

         Higher transportation costs are primarily due to an increase in the volumes of purchased raw milk. Energy costs increased primarily due to our increase in production and sales, and their higher price for industrial uses. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees. Higher maintenance costs are primarily attributable to an increase in volumes produced during the year 2005, both those sold and those that remained in inventories.

         It should be noted that in spite of the lower volume sold during 2005 when compared to 2004, the volume produced was higher in 2005 because the Company adopted a strategy of increasing its inventory level to facilitate deliveries. This resulted in an increase in inventories of around Ps.75.7 million.

         Selling expenses. Selling expenses for the Fiscal Year 2005, as compared to Fiscal Year 2004, increased by Ps.56.9 million, or 25.8%, from Ps.220.4 million to Ps.277.3 million. Such increase was primarily attributable to:

         o higher transportation costs amounting to Ps.33.9 million, or 33.3%, from Ps.101.9 million to Ps.135.8 million;

         o an increase in advertising expenses amounting to Ps.9.0 million, or 41.9%, from Ps.21.4 million to Ps.30.4 million;

         o an increase in labor costs amounting to Ps.7.7 million, or 37.4%, from Ps.20.5 million to Ps.28.2 million, and

         o higher fees associated to product distribution, which increased by Ps.12.7 million, or 25.4%, from Ps.50.0 million to 62.7 million.

         The increase in transportation costs and fees related to distribution of products is primarily due to the increase in volumes sold and higher labor and other costs associated to distribution activities. The increase in salaries is primarily attributable to a new collective bargaining agreement negotiated with the union which provides for gradual increases for up to approximately 50% in labor costs, to be applied from June 2005 through the first quarter of 2006, as well as a salary increase granted to non-unionized employees.

         Administrative and other expenses. Administrative and other expenses (which include the costs associated to the unused production capacity of certain industrial plants) increased Ps.2.2 million, or 3.9%, during Fiscal Year 2005, as compared to Fiscal Year 2004, from Ps.58.0 million to Ps.60.3 million. Such increase is primarily attributable to:

         o an increase in salaries of Ps.5.5 million, or 29.9%, from Ps.18.4 million to Ps.24.0 million;

         o an increase in taxes of Ps.3.3 million, or 18.1%, from Ps.18.1 million to Ps.21.3 million; and

         o a decrease in unused production capacity of certain industrial plants of Ps.5.2 million, or 74.4%, from Ps.7.0 million to Ps.1.8 million.

         The increase in salaries is principally attributable to (i) the full impact, during 2005, of the salary increases gradually awarded to the administrative personnel, which received lower-than-average increases in their remunerations over the last few years, and (ii) a new collective bargaining agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees. The increase in taxes is primarily attributable to an increase in the tax on checking accounts, originated in turn by the increase in sales for the period. The decrease in the costs associated to the unused production capacity is related to a higher use of the production capacity primarily attributable to an increase in production volumes.

         Other expenses, net. Net losses from Other Income (Expenses), net, decreased by Ps.9.2 million, or 46.9%, during Fiscal Year 2005, as compared with Fiscal Year 2004, from Ps.19.6 million to Ps.10.4 million. Such improvement is primarily attributable to (i) lower provisions for litigation and expenses of Ps.6.3 million or 96.9% (from Ps.6.5 million during Fiscal Year 2004 to Ps.0.2 million during Fiscal Year 2005), (ii) a gain of Ps.4.3 million in 2005, from the assignment of the rights over certain brand names to Danone Argentina, and
(iii) an increase of Ps.2.7 million, or 385.7%, in charges to freighters, from Ps.0.7 million during Fiscal Year 2004 to Ps.3.4 million during 2005. The valuation allowance on the alternative minimum income tax credit (which amounted to Ps.9.1 million and Ps.9.8 million during the fiscal years 2004 and 2005, respectively) is included in this caption.

         Interest expense. Interest expense decreased during Fiscal Year 2005 by Ps.64.6 million, or 54.9%, as compared with Fiscal Year 2004, from Ps.117.7 million to Ps.53.1, million, primarily due to the reduction in our debts and lower average interest rates following the restructuring of our debts.

         Interest income. Interest income increased by Ps.2.7 million, or 112.5%, in Fiscal Year 2005, as compared to Fiscal Year 2004, from Ps.2.4 million to Ps.5.1 million, primarily due to higher interest rates.

         Other holding and financial results. Losses from other holding and financial results decreased by Ps.18.0 million, or 71.4%, during Fiscal Year 2005, as compared with Fiscal Year 2004, from Ps.25.2 million in 2004 to Ps.7.2 million in 2005, primarily due to:

         o lower losses from exchange differences of Ps.14.3 million, or 81.7%, from a loss of Ps.17.5 million in Fiscal Year 2004 to a loss of Ps.3.2 million in Fiscal Year 2005, mainly due to the fluctuations in the Argentine Peso / US dollar exchange rate;

         o an increase of Ps.5.4 million, or 145.9%, in gains from holding results from inventories, from Ps.3.7 million in Fiscal Year 2004 to Ps.9.1 million in Fiscal Year 2005; and

         o additional charges during 2005 of Ps.1.7 million, or 16.8%, from Ps.10.1 million during Fiscal Year 2004 to Ps.11.8 million in Fiscal Year 2005, due to the valuation of certain assets and liabilities (mainly our debts) at their net present value, pursuant to the Argentine GAAP.

         Extraordinary item. The following table summarizes our extraordinary item for Fiscal Years 2005 and 2004 (amounts in millions of pesos):

                                                     FY05         FY04
                                                     ----         ----
  Net results due to debt restructuring (1)             37.8        411.3
  Adjustment of restructured debt to NPV (2)               -        155.9
  Write down of other assets (3)                           -       (28.0)
  Impairment of goodwill                                   -       (29.2)
                                                        ----        -----
  Total                                                 37.8        510.0
                                                        ====        =====
________________
(1) Reflects the net results of the overall debt restructuring executed during 2004, and certain repurchases and exchanges made during 2005 - see "Liquidity and Capital Resources". This item includes the impact of the release of accrued and unpaid interest and the payment or repurchase of debt at a discount, net of the associated fees and expenses.
(2) Under Argentine GAAP, the restructured debt is accounted for at the net present value of the cash flows associated thereto, calculated using an appropriate interest rate, which was defined in our case as 12% per year.
(3) Reflected the reduction in the carrying value of certain pledged assets which, under the conditions of certain restructuring, were to be sold at a lower price.


         Comparison of Results of Operations for the Fiscal Year Ended December 31, 2004 and 2003.

         Net sales. Our net sales consist of two principal components: (i) sales in the Argentine domestic market and (ii) export and foreign sales.

         Net sales - Argentine domestic market. During the fiscal year ended December 31, 2004, our sales in the domestic market increased Ps.105.5 million, or 10.4%, as compared to the same period of 2003, from Ps.1,011.8 million in 2003 to Ps.1,117.3 million in 2004. Such increase is primarily the result of (i) an increase of 11.0% in physical volumes sold, (ii) a 2.1% period-to-period decrease in average prices and sales mix, and (iii) an increase in sales of services of Ps.12.4 million, or 92.5%, from Ps.13.4 million in 2003 to Ps.25.8 million in 2004. The increase in physical volumes sold was mainly attributable to an increase in domestic consumption, while the price decrease is due to the increase of the sales of medium and lower-end brands as a percentage of total sales. The increase in sales of services is primarily due to the drying services, which is the conversion of fluid milk to powdered milk provided to other Argentine dairy companies, mostly during the last quarter of 2004.

         Net sales - exports and foreign sales. During the fiscal year ended December 31, 2004, exports and foreign sales increased Ps.147.7 million, or 122.7%, as compared to the same period of 2003, from Ps.120.4 million in 2003 to Ps.268.1 million in 2004. This increase was principally attributable to an increase of Ps.149.9 million, or 176.9%, in exports of powdered milk, from Ps.84.7 million in 2003 to Ps.234.6 million in 2004, principally due to (i) an increase in volumes of 140.5%, from 16,332 tons in 2003 to 39,280 tons in

2004; (ii) an increase in average US$ prices of 13.2%, from US$1,807 / ton in 2003 to US$2,046 / ton in 2004, in both cases net of exports duties, and (iii) an improvement of the average exchange rate of 2.7%, from Ps.2.819 / US$ in 2003 to Ps.2.896 / US$ in 2004.

         Cost of sales. Cost of sales for the fiscal year ended December 31, 2004, as compared to the same period of 2003, increased Ps.181.6 million, or 19.2%, from Ps.945.4 million to Ps.1,127.0 million.

         Our cost of raw milk represented approximately 56.5% and 56.2% of our total cost of sales for the fiscal years ended December 31, 2003 and 2004, respectively, an increase of Ps.99.2 million, or 18.6%, from Ps.534.2 million to Ps.633.4 million. The increase in our cost of raw milk was mainly attributable to an increase of 28.5% in physical volumes of raw milk processed and a drop of 7.7% in the average price we paid for the milk as compared to 2003.

         During the fiscal year ended December 31, 2004, other production costs, as compared to the same period of 2003, increased Ps.82.4 million, or 20.0%, from Ps.411.2 million to Ps.493.6 million.

         Such increase is primarily attributable to:

         o an increase in raw material costs (exclusive of raw milk) of Ps.50.8 million, or 31.2%, from Ps.162.7 million in 2003 to Ps.213.5 million in 2004,

         o an increase in salaries of Ps.9.4 million, or 20.4%, from Ps.46.1 million in 2003 to Ps.55.5 million in 2004,

         o an increase in transportation costs of Ps.7.2 million, or 12.0%, from Ps.59.9 million in 2003 to Ps.67.1 million in 2004,

         o an increase in energy costs of Ps.8.8 million, or 61.1%, from Ps.14.4 million in 2003 to Ps.23.2 million in 2004, and

         o an increase in taxes of Ps.3.4 million, or 18.7%, from Ps.18.2 million in 2003 to Ps.21.6 million in 2004.

         The increase in raw material costs, exclusive of raw milk, primarily reflects the increase in processed physical volumes and to a lesser extent, the increase in the cost of certain goods with costs that are tied to the price of crude oil, principally packaging. The increase in salaries is principally attributable to the new agreements negotiated during 2003, the full impact of which was felt in 2004. Higher transportation costs are primarily due to the increased volumes of raw milk to be collected. Energy costs increased primarily due to the need to use fuel oil in lieu of natural gas to operate our main production facilities.

         Selling expenses. Selling expenses for the fiscal year ended December 31, 2004, as compared to the same period of 2003, increased Ps.44.8 million, or 25.5%, from Ps.175.6 million in 2003 to Ps.220.4 million in 2004. Such increase was primarily attributable to:

         o an increase in advertising expenses of Ps.12.0 million, or 127.7%, from Ps.9.4 million in 2003 to Ps.21.4 million in 2004,

         o higher transportation costs, which increased Ps.11.3 million, or 12.5%, from Ps.90.6 million in 2003 to 101.9 million in 2004,

         o higher fees related to selling services of Ps.9.6 million, or 23.8%, from Ps.40.4 million in 2003 to Ps.50.0 million in 2004, and

         o an increase in salaries of Ps.3.5 million, or 20.6%, from Ps.17.0 million in 2003 to Ps.20.5 million in 2004.

         The increase of fees related to the distribution of products and transportation costs is primarily due to the increase in volumes sold during the fiscal year ended December 31, 2004, as compared to the same period of 2003. The increase in salaries is principally attributable to the new agreements negotiated during 2003, the full impact of which was felt in 2004.

         Administrative and other expenses. Administrative and other expenses during the fiscal year ended December 31, 2004, increased Ps.3.4 million, or 6.2%, as compared to the same period of 2003, from Ps.54.6 million in 2003 to Ps.58.0 million in 2004. Such increase is primarily attributable to

         o an increase in taxes of Ps.3.6 million, or 24.8%, from Ps.14.5 million in 2003 to Ps.18.1 million in 2004,

         o an increase in salaries of Ps.5.7 million, or 44.8%, from Ps.12.7 million in 2003 to Ps.18.4 million in 2004, and

         o lower depreciation of fixed assets of Ps.1.2 million, or 34.3%, from Ps.3.5 million in 2003 to Ps.2.3 million in 2004.

         The increase in taxes is primarily attributable to the tax on checking accounts. The increase in salaries is principally attributable to the new agreements negotiated during 2003, the full impact of which was felt in 2004.

         Other income (expenses), net. During the fiscal year ended December 31, 2004 other income (expenses), net improved Ps.0.4 million, or 1.7%, as compared to the same period of 2003, from a loss of Ps.23.8 million to a loss of Ps.23.4 million. This variation is primarily due to (i) a worsening of Ps.4.4 million, or 191.3%, in the results from sales of fixed assets, from a gain of Ps.2.3 million in 2003 to a loss of Ps.2.1 million in 2004, (ii) the absence in 2004 of severance expenses related to the restructuring of certain industrial activities, which amounted to Ps.2.8 million in 2003, and (iii) lower charges derived from write down of assets of Ps.1.4 million, or 46.7%, from Ps.3.0 million in 2003 to Ps.1.6 million in 2004.

         Interest expense. During the fiscal year ended December 31, 2004 interest expense decreased Ps.6.0 million, or 4.9%, as compared to 2003, from Ps.123.7 million to Ps.117.7 million. Such difference is explained as follows:

         (i) Up to (and including) the third quarter of 2004, we continued accruing interest on our debt subject to the restructuring process, applying the original contractual rates, including penalty interests. During the first nine months of 2004, the financial expenses increased as compared to the same period in 2003 by Ps.13.4 million, or 14.7%, from Ps.90.9 million during the first nine months of 2003 to Ps.104.3 million for the same period of 2004. Such increase is principally attributable to
                  (a) an increase of 2.3% in the exchange rate between pesos and dollars (almost all of the prior debt was denominated in US dollars) from Ps.2.915 / US$ as of September 30, 2003 to Ps.2.981 / US$ as of September 30, 2004, and (b) the increase in financial debt derived from accrued unpaid interest.

         (ii) At the end of the third quarter of 2004, the forgiveness of all the accrued and unpaid interest on the restructured unsecured debt (net of the interest accrued on the new indebtedness since July 30, 2004, as agreed in the restructuring process) was recognized as an extraordinary gain.

         (iii) During the fourth quarter of 2004, financial expenses decreased Ps.19.4 million, or 59.1%, as compared to the same period of 2003, from Ps.32.8 million for the fourth quarter of 2003 to Ps.13.4 million for the same period of 2004, primarily due to (a) the reduction in the financial debt, and (b) lower interest rates applicable after the closing of the restructuring process.

         Interest expense during the first nine months of 2004, annualized, amounted to approximately US$46.6 million. Interest expense for the fourth quarter 2004, also annualized, amounted to approximately US$18.0 million. There was a reduction of approximately US$28.6 million, or 61.5%, due to the reduction in total debt and a lower average interest rate, after the restructuring of our debt consummated in October 2004.

         Interest income. Interest income decreased Ps.5.4 million, or 69.2%, from Ps.7.8 million in the fiscal year ended December 31, 2003 to Ps.2.4 million in the same period of 2004, primarily due to lower average balances during the year and the decrease in the applicable interest rates, mainly in local financial market.

         Other financial results. Other financial results include basically the results of exposure to currency and inflationary fluctuations. This item worsened by Ps.22.8 million, or 950.0%, from a loss of Ps.2.4 million in 2003 to a loss of Ps.25.2 million in 2004, mainly due to (i) higher exchange losses of Ps.15.4 million, or 733.3%, from a loss of Ps.2.1 million in 2003 to a loss of Ps.17.5 million in 2004, and (ii) accounting charges due to the valuation of certain debt at their present value, which generated higher losses in 2004 of Ps.9.6 million, or 1,920.0%, from a loss of Ps.0.5 million in 2003 to a loss of Ps.10.1 million in 2004. The higher exchange losses are due to the devaluation of the Peso in 2004 in relation with the US dollar and euro. The losses derived from the valuation at the net present value of certain debt are based on the treatment given by Argentine GAAP to restructured debt, which requires that restructured debt be valued at its present value, generating an initial gain to be charged to results during the term of the restructured debt.

         Extraordinary results. Extraordinary results during the fiscal year ended December 31, 2004 amounted to Ps.510.0 million, due to:

         o the forgiveness of accrued interest on the restructured debt by Ps.323.3 million, according to the terms of our restructuring which closed on October 22, 2004,

         o adjustment of restructured debt to present value in the amount of Ps.155.9 million,

         o release from payment of principal, due to a cash tender offer, in the amount of Ps.100.7 million,

         o the forgiveness of accrued interest on our secured debt by Ps.7.3 million,

         o the forgiveness of accrued interest on a portion of non-restructured original notes (purchased during 2005) in the amount of Ps.1.3 million,

         o fees and expenses associated with the registration of the new notes, in the amount of Ps.0.8 million,

         o fees, expenses and commissions associated with the restructuring of the secured debt, in the amount of Ps.1.4 million,

         o fees, expenses and commissions associated with the restructuring of the original notes and original bank debt, in the amount of Ps.19.1 million,

         o a write down in the value of certain assets to be sold of Ps.28.0 million, and

         o    impairment of goodwill, in the amount of Ps.29.2 million.

         Income tax. Income tax expense increased Ps.0.5 million, from a gain of Ps.0.2 million in the fiscal year ended December 31, 2003 to a loss of Ps.0.3 million in the same period of 2004, due to the absence of an accounting adjustment made in 2003 in our subsidiary Promas S.A. under the interperiod tax allocation criteria and the provision for income tax made in 2004 by the same subsidiary. We paid no income tax for the rest of our companies, due to our losses and accumulated losses from prior periods.

         Inflation. Please see our discussion on inflation accounting at the beginning of this Item 5.

B.       Liquidity and capital resources

         Our debt restructuring

         General
         -------

         As a result of the financial crisis in Argentina along with the reduction in volumes sold and the reduction in operating income in the last quarter of 2001 due to a significant decrease in the production in Argentina of our principal raw material (raw milk) and the resulting substantial increase in its price, among other reasons, we announced on March 1, 2002 the suspension of principal and interest payments on substantially all of our US dollar, Euro and Peso denominated secured and unsecured debt obligations. In 2002 and 2003, we met with our creditors a number of times to discuss the restructuring of our unsecured debts.

         Unsecured debt

         In 2004, we launched an offer to exchange and/or purchase our US dollar denominated 11.75% Senior Notes due 2008 and our originally unsecured bank debt. On October 22, 2004, we accepted tenders of $217.9 million principal amount of our 11.75% Senior Notes due 2008 and $104.0 million principal amount of our originally unsecured bank debt, which represented approximately 97.8% of our originally unsecured debts. In exchange, we paid $51 million in cash to noteholders to purchase $85.0 million of existing debt and issued $157.2 million of 8% Senior Notes due 2012 and approximately $79.7 million of Collateralized Floating Rate Debt due 2011. We have a limited option to capitalize interest accrued on the 8% Senior Notes due 2012 during 2005 and 2006, up to a maximum amount of $10.0 million. We have not used this option, and do not expect to use it in the near future. The 8% Senior Notes due 2012 will mature on June 30, 2012. The following table shows the amortization schedule for our Collateralized Floating Rate Debt.

                                                                                 % of Principal
                                             Payment date                            Amount
                                             ------------                            ------
                         December 31, 2007                                             5
                         June 30, 2008                                                 5
                         December 31, 2008                                             5
                         June 30, 2009                                                 5
                         December 31, 2009                                             10
                         June 30, 2010                                                 10
                         December 31, 2010                                             20
                         June 30, 2011                                                 20
                         December 31, 2011                                             20

         As agreed during the restructuring negotiations, we offered to exchange our 8% Senior Notes due 2012 for new SEC-registered 8% Senior Notes due 2012, which carry the same terms and conditions.

         Holders of approximately $7.1 million principal amount of our 11.75% Senior Notes due 2008 did not participate in the aforementioned restructuring. As of December 31, 2005 such amount was reduced to $0.4 million, after we purchased approximately $1.3 million and the exchange of approximately $5.4 million of the 11.75% Senior Notes due 2008 for the new Series C of 8% Senior Notes due 2012, substantially with the same economic conditions as the 8% Senior Notes due 2012 originally issued during the restructuring.

         In February 2005, we negotiated a reduction of $14.1 million in the principal amount of our Collateralized Floating Rate Debt due to Compagnie Gervais Danone, and the balance of $15.0 million was refinanced by a new term loan, maturing on December 31, 2013, and bearing an interest rate of 8.0% per year. The terms of the new loan were negotiated to follow as much as possible the conditions of the 8% Senior Notes due 2012. In addition, in December 2005, we amortized $2.3 million in principal amount of our 8% Senior Notes due 2012.

         Secured debt

         We also conducted separate negotiations with our secured creditors, which held about 5% of our total debt as of September 30, 2003. On June 3, 2004, we reached an agreement with Calyon, as successor of Credit Lyonnais, and Eksport Kredit Fonden (the Danish export credit agency) to restructure our secured debt owed to them approximately amounting to $9.85 million. That debt was secured by a pledge of a cheese plant. This agreement provided for an interest rate reduction and for the payment of principal in semi-annual installments, the last of which will be due on March 30, 2010. In December 2005, we paid $4.37 million, reducing the outstanding balance to $5.48 million. The original pledge remains in place as collateral for the restructured debt. We also restructured certain secured debt owed to Rabobank Curacao N.V. and COFACE, which were fully paid in the first quarter of 2005.

         Consequences of the restructuring
         ---------------------------------

         After (i) the restructuring of our debt, (ii) the reduction in the debt owed to Compagnie Gervais Danone, (iii) the repurchase of $1.3 million principal amount of our original notes, (iv) the prepayment of our secured debt owed to Rabobank Curacao N.V. and COFACE in a total amount of approximately $2.0 million, and (v) the agreement with the holders of 11.75% Senior Notes due 2008 in a principal amount of $5.39 million,

         o We have achieved a reduction of our outstanding indebtedness by approximately $102 million;

         o Our creditors have waived approximately $112.0 million of accrued and unpaid interest;

         o We extended the average life of our indebtedness, which prior to the restructuring was in default and subject to immediate acceleration, to 6.25 years as of December 31, 2005; and

         o Due to the reduction in total debt and the lower average interest rate, we reduced our interest expenses from approximately $46.6 million per year, to approximately $17.0 million per year.

         Additionally, following the restructuring of our debt, we improved our ability to obtain new financial facilities that were unavailable to us prior to the successful completion of our restructuring negotiations due to the uncertainties associated with the results of such negotiations. We believe that available credit facilities for working capital purposes will be enough to cover our financing needs. Our access to new facilities from Argentine banks have been limited after the restructuring of our debt, due to, among other reasons, certain regulations from the Argentine Central Bank pursuant to which potential borrowers are classified in different risk categories, and the requirement that the commercial banks create reserves depending on their exposure to the lowest rated clients. We believe that these restrictions will gradually ease for us over the next few years.

         Restructured debt - covenants

         The agreements governing our 8% Senior Notes due 2012 and our New Collateralized Floating Rate Debt contain a number of restrictive covenants that will, among other things, limit our ability and the ability of certain of our subsidiaries:

         o    to incur additional indebtedness;

         o    to make restricted payments;

         o to create or permit liens on our property or assets or those of our Restricted Subsidiaries unless our 8% Senior Notes due 2012 and our New Collateralized Floating Rate Debt are equally and ratably secured;

         o    to sell assets; and

         o    to make capital expenditures.

         Our 8% Senior Notes due 2012 and our New Collateralized Floating Rate Debt also contain cross-acceleration provisions which will make the occurrence of any acceleration of our debt, or that of any of our Restricted Subsidiaries, in excess of $10 million an event of default under our 8% Senior Notes due 2012 and our New Collateralized Floating Rate Debt, subject to certain exceptions.

         Our 8% Senior Notes due 2012 also contain a mandatory redemption provision pursuant to which, if for any 12-month period commencing on January 1, 2005 or on any subsequent January 1 there is any "excess cash" (as defined in the indenture with the terms and conditions of the 8% Senior Notes due 2012), then upon at least 30 days; notice to the Trustee we will be required on June 30, 2006 and on each subsequent June 30 to apply 100% of such excess (i) to redeem 8% Senior Notes due 2012 in an amount similar to the amount of the capitalized interest, if any, and (ii) to apply 75% of any excess cash after such payments to redeem our 8% Senior Notes due 2012, in both cases at par value. We have no excess cash in 2005 and, accordingly, no payment will be made in 2006.

         Sources and Uses of Funds--General
         ----------------------------------

         We expect that our principal source of liquidity will be the cash flow from our operating activities. Our principal uses of cash are expected to be debt service requirements, including scheduled debt service and mandatory prepayments, working capital needs and capital expenditures.

         Our cash flows are affected by a number of factors, including the following:

         o Our expenses are directly influenced by the availability of raw milk in Argentina, as oversupply or shortages of raw milk could affect both volumes and profitability, as well as, from the seasonal point of view, the additional inventories due to the increase in raw milk production in our spring and summer. Our expenses are also affected by higher volume of sales as it brings a commensurate increase in costs.

         o Our cash receipts are affected by the price at which we sell our products, which is, in turn, influenced by the purchasing power of the Argentine population and the fluctuations in international prices. Our cash inflows are also affected by our outstanding accounts receivable. Although we do not foresee significant changes in our payment or collection terms, we realize that we are exposed to adverse consequences due to the eventual extension of the credit terms of our customers. However, we believe that we are able to keep such risk under control, given our bargaining power due to our leading market position.

         o Our cash flows generally may also be affected by changes in the Argentine and Brazilian economies, including inflation, devaluation and possible price controls.

         These factors may cause us to need additional funds for working capital purposes. We believe that any working capital needs could be covered by specific short-term loans, including pre-export financing.

         We have an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, California, which provides a committed pre-export facility of $5 million, valid until December 2006, and believe that further facilities would be available from local banks and other financial institutions. We have not drawn against such credit facility through December 31, 2005.

         Our treasury activities are controlled directly by our Chief Financial Officer, following strict safety parameters. Following our strict treasury policy our cash balances are kept in U.S. dollar denominated accounts, most of them outside of Argentina, in order to match these funds with the currency of our financial debt obligations. Cash balances are typically invested in first class financial institutions and for terms usually not in excess of 45 days.

         Sources and Uses of Funds - Fiscal Years 2005 and 2004

                                   Cash Flow Statement                                        Fiscal     Fiscal year
                                  (in millions of pesos)                                     year 2005       2004
------------------------------------------------------------------------------------------   ---------   -----------

Cash flows from operating activities:
Net loss before extraordinary items                                                             (71.0)      (184.3)
Net interest expense and other financial results                                                 52.8        117.2
Provision for income tax                                                                          0.0          0.3
Depreciation and amortization expenses, and consumption of supplies                             103.6        107.5
Other non-cash items                                                                             41.7         55.9
                                                                                             ---------   -----------
Net cash provided by ordinary operating activities before working capital needs                 127.1         96.6
Net change in working capital and other                                                         (41.7)        47.8
                                                                                             ---------   -----------
Net cash provided by ordinary operating activities                                               85.4        144.4
Net cash used in extraordinary items                                                             (2.8)       (16.2)
                                                                                             ---------   -----------
Net cash provided by operating activities                                                        82.6        128.2
                                                                                             ---------   -----------

Cash flows from investing activities:
Purchase of property, plant and equipment                                                       (30.5)       (25.7)
Purchase of plantations in progress                                                              (5.1)        (2.4)
Proceeds from sale of property, plant and equipment and other assets                              3.7          5.7
Acquisition of other investments                                                                 (1.1)        (0.7)
Proceeds from sale of Government's bonds                                                          1.7          1.3
                                                                                             ---------   -----------
Net cash used in investing activities                                                           (31.3)       (21.8)
                                                                                             ---------   -----------

Cash flows from financing activities:
Cash contributions from shareholders                                                             42.4          0
Additional borrowings                                                                             -            9.0
Payments of principal                                                                           (34.2)      (173.6)
Payments of interests                                                                           (54.3)       (23.0)
Net decrease in other liabilities                                                                (0.6)        (1.2)
                                                                                             ---------   -----------
Net cash used in financing activities                                                           (46.7)      (188.8)
                                                                                             ---------   -----------

Increase (decrease) in cash and cash equivalents                                                  4.6        (82.4)
Cash and cash equivalents at beginning of year                                                   76.2        158.6
                                                                                             ---------   -----------
Cash and cash equivalents at end of year                                                         80.8         76.2
                                                                                             ---------   -----------

         Cash flow from operating activities during Fiscal Year 2005 amounted to Ps.82.6 million, Ps.45.6 million less than during Fiscal Year 2004. Such reduction is primarily attributable to our working capital needs, which were only partially offset by better economic results. Cash from operating activities can be split in three components:
--------------------------------------------------------------------------------

         o Cash generated from the ordinary operating activities, before working capital needs, which amounted to Ps.96.6 million and Ps.127.1 million during Fiscal Years 2004 and 2005, respectively, an improvement of Ps.30.5 million, or 32.0%, reflecting better economic results obtained during Fiscal Year 2005, as evidenced by a combined decrease of Ps.23.9 million in our operating losses and the loss originated in Other Expenses, net.

         o Cash generated from, or applied to, changes in operating accounts, which represented a cash inflow of Ps.47.8 million and a cash outflow of Ps.41.7 million in Fiscal Years 2004 and 2005, respectively. Such change in operating accounts resulted principally from an increase in our inventories, which were in a low level by the end of 2004, and our higher activity level.

         o Cash used in extraordinary activities, which amounted to Ps.16.2 million and Ps.2.8 million during Fiscal Years 2004 and 2005, respectively.

         Cash used in investing activities during Fiscal Year 2005 amounted to Ps.31.3 million, Ps.9.5 million more than in the same period for the previous year, primarily due to an increase in capital expenditures.

         Cash used in financing activities amounted to Ps.46.7 million during Fiscal Year 2005, which compares with Ps.188.8 million used during Fiscal Year 2004. The decrease is primarily due to the combined effect of (i) a decrease in payments of principal and interest of Ps.108.0 million during Fiscal Year 2005 as compared with Fiscal Year 2004 (from Ps.196.5 million to Ps.88.5 million) due to the amortization payments made during 2004, and (ii) cash capital contributions of Ps.42.4 million, received from our shareholders during 2005. Payments of principal and interest during Fiscal Year 2004 included the payments associated with the execution of the restructuring of our debt.

         As a consequence of the aforementioned changes, during Fiscal Year 2005 our cash balance increased by Ps.4.6 million, from Ps.76.2 million as of December 31, 2004 to Ps.80.8 million as of December 31, 2005.

         Debt and Debt Service

         As of December 31, 2005, our indebtedness consisted of the following:

                                   Type of debt                            NPV            Nominal Value
                 -------------------------------------------------  ------------------- -------------------
                 Senior Notes due 2008                                       0.3                 0.3
                 Secured debt due 2010                                       5.5                 5.5
                 Collateralized Floating Rate Debt due 2011                 38.9                50.6
                 Senior Notes due 2012                                     134.9               160.3
                 Fixed Rate Debt due 2013                                   12.2                15.0
                 Other                                                       2.2                 2.2
                 Total--principal                                           194.0               234.0
                 Accrued interest                                            0.4                 0.4
                 Total debt as at December 31, 2005                        194.4               234.3
                                                                    ------------------- -------------------

                 Balances as at December 31, 2004                          215.8               264.6
                                                                    ------------------- -------------------

         o These amounts are expressed in millions of US dollars, as practically all of our debt is US dollar denominated.

         o The interest rate applicable to our Collateralized Floating Rate Debt due 2011 and our Secured debt due 2010, is capped at a maximum of 5% p.a.

         o The average interest rate for our debt is 7.2% p.a., assuming that we pay on our Collateralized Floating Rate Debt due 2011 and our Secured Debt due 2010 the maximum interest rate of 5% p.a.

         o The net present value of our restructured debt has been calculated, when so required by the Argentine GAAP, applying an interest rate of 12% p.a.

         The following is the maturity profile of the main items of our financial debt (principal only):

                                      Collateralized
                Senior Notes due    Floating Rate Debt    Fixed Rate Debt
    Year              2012               due 2011             due 2013          Secured Debt             Total
    ----        ----------------    ------------------    ---------------       ------------             -----
    2006                0.0                  0.0                  0.0                 0.5                  0.5
    2007                0.0                  2.5                  0.0                 0.6                  3.1
    2008                0.0                  5.1                  0.0                 1.1                  6.2
    2009                0.0                  7.6                  0.0                 2.2                  9.8
    2010                0.0                 15.2                  0.0                 1.1                 16.3
    2011                0.0                 20.2                  0.0                 0.0                 20.2
    2012              160.3                  0.0                  0.0                 0.0                160.3
    2013                0.0                  0.0                 15.0                 0.0                 15.0
                ----------------    ------------------    ---------------       ------------             -----
    Total             160.3                 50.6                 15.0                 5.5                231.4
                ----------------    ------------------    ---------------       ------------             -----

         Non-financial Debt

         As of December 31, 2005, we had operational debt obligations (which include account payables, obligations to pay taxes, salaries and social security payments including obligations to federal, provincial or municipal tax or social security authorities and other liabilities) equivalent to Ps.285.7 million, of which Ps.237.8 are due within 12 months. We plan to meet our operational debt obligations using our operating cash flow.

         Capital Expenditures
         --------------------

         Capital expenditures for Fiscal Year 2005 (including plantations in progress), amounted to Ps.35.6 million, Ps.7.6 million more than during Fiscal Year 2004.

         Given the substantial increase in the production of raw milk experienced in Argentina since 2004, further price increases are expected over the next few years. Due to the high prices for dairy products in the international markets, as well as the commercial opportunities available to us in the international markets, we are planning to enlarge our powdered milk production capacity as well as increase our reception capacity for raw milk. The details of this investment remain currently under review (including both technical and cost aspects), however, we believe that its cost will be no less than $20 million, to be disbursed mostly from 2006 through the first semester of 2008. We recently began to evaluate a new project seeking to increase our own electricity generation for our main industrial plants, due to a potential shortage of energy in Argentina over the next few years. This power generation project is expected to cost about $2.0 million, to be disbursed during 2006 and 2007. Excluding these projects, our future capital expenditures will be limited to maintenance activities, that is, those necessary to maintain the productive capacity of our plants. We estimate that the amount required for this purpose in 2006 will be close to $6.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated from operations.

C.       Research and development, patents and licenses

         We do not incur in any material research and development expenses.

D.       Trend information

         See in Item 4.B--"Business overview, the main drivers affecting our performance, and the trends of the industry under The Argentine Dairy Industry."

E.       Off-balance sheet arrangements

         The Company has not entered into any off-balance sheet arrangements.

F.       Tabular disclosure of contractual obligations

         The following table summarizes certain contractual obligations as of December 31, 2005. The table does not include the amounts payable to Logistica and Con-Ser on the agreements described below, accounts payable and liabilities arising in the ordinary course of business such as salaries, wages, social charges, taxes (excluding those mentioned below) and similar items.

                                                        Payments due by period--in millions of Pesos
                                           ----------------------------------------------------------------------
       Contractual obligations             Total       Up to one year   2 - 3 years     4 - 5 years         More
-------------------------------------      -----       --------------   -----------     -----------         ----
Long-term Debt Obligations (1)              908.1            54.4           129.6           156.9           567.2
Tax Relief--Agricultural  Incentive
     Program (2)                             22.9             0               0               0              22.9
Tax Relief--Industrial Promotional
     System (2)                               9.9             3.3             6.6
Purchase Obligations (3)                     10.0             1.8             1.2             1.2             5.8
                                            -----            ----           -----           -----           -----
Total                                       950.9            59.5           137.4           158.1           595.9
                                            =====            ====           =====           =====           =====

________________
Footnotes:
---------
(1) Amounts in this line include interests to be paid in each of those periods. In the case of Collateralized Floating Rate Debt due 2011 and Secured Debt due 2010, the interest rate was computed at 5% (capped rate). For all other debts, interest was computed at their agreed fixed rate.
(2) Maturities of deferred value-added taxes used to finance part of the investments in Promas and Mastellone San Luis. This obligation is peso denominated and non-interest bearing. In this respect, see Item 4.C under Promas S.A. and Mastellone San Luis S.A.
(2) Promas S.A. entered into an agreement with Establecimientos Agropecuarios Lar S.A. in July 2004 for the purchase of future olive harvests and the exploitation of 400 hectares in the province of Catamarca, for a total estimated amount of US$5,200,000. The contract will expire with the completion of harvest in 2020. Promas S.A. will receive 80% of olives production, with a guaranteed minimum, ranging from 600 tons at the beginning of the term to 4,160 tons at the end of the contract term.


         Other material purchasing agreements are the following:

         o Since October 1, 2000, together with our subsidiaries Frigorifico Rydhans S.A., Mastellone San Luis S.A., and with Danone Argentina S.A., we agreed on the terms of the services to be provided by Logistica related to the distribution of dairy and fresh products in Argentina. The agreement was renegotiated on February 8, 2005, resulting in the extension of its term to 36 years starting on October 1, 2004, amending the basis of the price charged by Logistica for its services to actual costs plus a 0.1% margin, and modifying the allocation of the expenses. Logistica reduced its fees which resulted in a 7% reduction for us, Frigorifico Rydhans S.A. and Mastellone San Luis S.A. During 2005 we paid Ps. 54.8 million to Logistica for the services rendered under this agreement. Future payments to Logistica will depend on its distribution costs and our volumes of sales in the domestic market. The agreement provides that if any party (us, Frigorifico Rydhans S.A. or Mastellone San Luis S.A.) decides to cancel without cause the agreement before the end of the abovementioned term a penalty of $50 million should be paid to Logistica. This penalty would not be applicable if termination of the contract is due to non-compliance of Logistica with its duties under the agreement. Moreover, the same penalty should be paid by us, Frigorifico Rydhans S.A. or Mastellone San Luis S.A. if one of these companies produces products similar to products currently marketed by Danone.

         o We have an agreement with Con-Ser S.A. that will expire on December 31, 2010 whereby Con-Ser provides freights and transportation services of raw milk, as well as the coordination and technical assistance for recollection of raw milk from the milk farms. Con-Ser operates assets owned by us in connection with the provision of the transportation services. Repairs and maintenance expenses are paid by us. Con-Ser charges us the cost of their own freights and those contracted with third parties and a fee for the services of coordination and technical assistance based on the volume of raw milk collected every month. The same service is provided by Con-Ser for the raw milk purchased by us on behalf of Danone. During 2005, we paid Ps. 5.3 million to Con-Ser under these agreements. Future payments to Con-Ser will depend on their costs and our purchases of raw milk in Argentina.

Item 6.  Directors, Senior Management and Employees

         Board of Directors, Executive Officers and Statutory Auditors'
         Committee

A.       Directors and senior management

         The following table sets forth certain information regarding our directors and executive officers:

                                           Age at
Name                                   March 31, 2006                              Position
----                                   --------------                              --------

Pascual Mastellone.............              75          Member of the Board of Directors, President of the Board of
                                                            Directors and Chief Executive Officer
Jose A. Moreno ................              54          Member of the Board of Directors, Vice President and Chief
                                                            Operating Officer
Carlos Agote...................              52          Member of the Board of Directors
Victorio B. Mastellone.........              70          Member of the Board of Directors
Jose Mastellone................              66          Member of the Board of Directors
Osvaldo Uhrich.................              47          Strategic Planning Director and Assistant Chief Operating
                                                            Officer
Antonino S. Mastellone.........              49          Industrial Director
Flavio M. Mastellone...........              41          Director of Raw Material Purchases
Francisco J. Boggino...........              64          Human Resources Director
Alejandro Casas................              59          Commercial Director
Jorge R. Gugliermo.............              48          Chief Administrative Officer
Rodolfo D. Gonzalez............              62          Chief Financial Officer

         Our board of directors must be composed of a minimum of three and a maximum of ten members and is elected by our shareholders. Our Board of Directors, (the "Board"), is currently comprised of Messrs. Pascual Mastellone, Jose A. Moreno, Carlos Agote, Victorio B. Mastellone and Jose Mastellone. Each director serves a one year term. Messrs. Mastellone, Moreno and Agote have been re-elected directors in our last shareholders' meeting, held on March 31, 2006, and accordingly their term, together with Victorio Mastellone and Jose Mastellone's term, will expire on the date of the shareholders' meeting treating our financial statement for the fiscal year ended on December 31, 2006.

         During Fiscal Year 2005 our Board of Directors met 46 times.

         We have set forth below a brief biographical description of each of the members of our Board and each of our executive officers, all of whom reside in Argentina.

         Pascual Mastellone. Mr. Mastellone has been our chief executive officer and that of our predecessors since 1952. He also serves on the board of directors of several of our subsidiaries and affiliates, including Con-Ser Promotora y Asesora de Seguros S.A., Logistica La Serenisima S.A., and Marca 4 S.A. He has been member of the Board since 1976 when our Company was converted from a general partnership to a corporation. He is Mssrs. Victorio and Jose Mastellone's brother.

         Jose A. Moreno. Mr. Moreno was one of our directors between 1987 and 1994 and was again elected to our Board in 2000. Mr. Moreno has held various executive positions with us since 1975. He received a degree in business administration from the John F. Kennedy University. Mr. Moreno also serves as a member of the board of directors of Con-Ser Promotora y Asesora de Seguros S.A., Frigorifico Rydhans S.A., Grupo Lacteo Argentino S.A., Guifra S.A., Logistica La Serenisima S.A., Marca 4 S.A., Mastellone San Luis S.A., Promas S.A., and Puralactea S.A.

         Carlos Agote. Mr. Agote was elected as our director in 1999 and is the representative of Dallpoint Investments LLC, one of our shareholders to which we refer as "Dallpoint". Mr. Agote graduated from the Wharton School of Business and Finance in 1976. Mr. Agote worked for fifteen years at Manufacturers

Hanover Trust Company in Argentina and New York. Mr. Agote left Manufacturers Hanover Trust Company to become chairman of Greenwich Investments S.A. (Dallpoint's representative in Argentina) in 1994. He also serves as a member of the board of directors of Frigorifico Rydhans S.A., Mastellone San Luis S.A., and Promas S.A.

         Victorio B. Mastellone. Mr. Mastellone is one of our shareholders and has been working with us since 1952. He was a member of our Board from 1976 (when our Company was converted from a general partnership to a corporation) through 1988, and from 1994 through 1997. He is Mssrs. Pascual and Jose Mastellone's brother.

         Jose Mastellone. Mr. Mastellone is one of our shareholders and has been working with us since 1952. He was a member of our Board since 1976 (when our Company was converted from a general partnership to a corporation) through 1988. He is Mssrs. Pascual and Victorio Mastellone's brother.

         Osvaldo Uhrich. Mr. Uhrich joined us in 1996 as our director of cost accounting, planning and control. He graduated from the University of Buenos Aires with a degree in business administration. From 1984 to 1986 he worked at Santa Rosa Estancias S.A. and from 1986 to 1996 he worked at Lactona S.A. Both Santa Rosa and Lactona are Argentine dairy companies. Mr. Uhrich serves a member of the board of directors of Con-Ser Promotora y Asesora de Seguros S.A., Grupo Lacteo Argentino S.A., and Puralactea S.A.

         Antonino S. Mastellone. Mr. Mastellone has been with us since 1976 and has served as our industrial director since 1992. He is the son of Mr. Pascual Mastellone.

         Flavio M. Mastellone. Mr. Mastellone has been with Mastellone since 1989 and has served as our director of raw material purchases since 1992. He is a nephew of Mr. Pascual Mastellone.

         Francisco J. Boggino. Mr. Boggino has been our director of human resources since 1990 and served as a director in 1997 and 1998. From 1955 to 1990 he was employed by SanCor and between 1983 and 1990 served as the general manager of SanCor. Mr. Boggino is also a member of the board of directors of Frigorifico Rydhans S.A., Mastellone San Luis S.A., Promas S.A., and Puralactea S.A.

         Alejandro Casas. Mr. Casas has been with us since 1969 and has served as our commercial director since 1987 except for a brief leave in 1995 and 1996.

         Jorge Gugliermo. Mr. Gugliermo has been with us since 1977 and has served as our chief administrative officer since 1992. He graduated from the University of Lujan with a degree in business administration.

         Rodolfo D. Gonzalez. Mr. Gonzalez has been with us as our chief financial officer since 1992. He graduated from the University of Buenos Aires with a degree in accounting. From 1982 to 1992 he was a partner in a consulting firm and, in such capacity, from 1982 to 1987, he served as commercial director of Buxton S.A., an auto parts manufacturer.

Statutory auditors' committee

         In addition to our directors and executive officers, it is mandatory for public companies in Argentina to have a comision fiscalizadora, or statutory auditors' committee, consisting of three members and three alternate members elected by our shareholders in accordance with the Argentine Companies Law No. 19,550, as amended. Our statutory auditors' committee is elected annually by our shareholders. The members of our statutory auditors' committee are:

         Joaquin Labougle. Dr. Labougle, who is a member of our statutory auditors' committee since 1999, is an attorney specializing in commercial law and senior partner of the law firm Cibils | Labougle | Ibanez in Buenos Aires. Dr. Labougle received his law degree from the University of Buenos Aires. Dr. Labougle also serves as a member of the statutory auditors' committee of several companies, including Afianzar S.G.R.,

Chargeurs Wool (Argentina) S.A., Coca Cola Polar Argentina S.A., Frigorifico Rydhans S.A., Hipodromo Argentino de Palermo S.A., Logistica La Serenisima S.A., Marca 4 S.A., Mastellone San Luis S.A., Promas S.A., Zurich Argentina Compania de Seguros S.A., Zurich Argentina Compania de Seguros de Retiro S.A., and Zurich Asset Management Gerente de Fondos Comunes de Inversion S.A.

         Julio A. Barthalot. Mr. Barthalot, who was an alternate member of our statutory auditors' committee since 1999 until 2000 and a regular member since 2000, is a public accountant with a degree from the University of Buenos Aires. Prior to his present position he acted as an inspector in Argentina's "Inspeccion General de Justicia". Mr. Barthalot is also a member of the statutory auditors' committee of several companies, including Afianzar S.G.R., Con-Ser Promotora y Asesora de Seguros S.A., Frigorifico Rydhans S.A., Mastellone San Luis S.A., Promas S.A., and Puralactea S.A.

         Joaquin Ibanez. Dr. Ibanez, who was an alternate member of our statutory auditors' committee since 1999 until 2004 and a regular member since 2004, is an attorney specializing in commercial and banking law and senior partner of the law firm Cibils | Labougle | Ibanez in Buenos Aires. Dr. Ibanez received his law degree from the University of Buenos Aires and a Master in Laws degree from the London School of Economics. Dr. Ibanez also serves as a member of the board of directors of Coca-Cola Polar Argentina S.A. and as a member of the statutory auditors' committee of several companies, including Afianzar S.G.R., Coca Cola Polar Argentina S.A., Frigorifico Rydhans S.A., Logistica La Serenisima S.A., Marca 4 S.A., Mastellone San Luis S.A., Promas S.A., Zurich Argentina Compania de Seguros S.A., Zurich Argentina Compania de Seguros de Retiro S.A., and Zurich Asset Management Gerente de Fondos Comunes de Inversion S.A.

         Mr. Hernan Cibils Robirosa, Mr. Eduardo Maggiora and Mrs. Pamela Peralta Ramos are alternate members of the statutory auditors' committee since 2004.

B.       Compensation

         During 2005, we paid an aggregate of Ps.7.8 million to all of our current directors and executive officers as a group (including the new compensation plan for our senior management described in the next paragraph). We do not provide our directors or executive officers with any type of pension, retirement or similar benefits. We have no contracts with any of our directors or executive officers under which such director or executive officer holds an interest contrary to ours as described in Section 272 of the Argentine Companies Law.

         We implemented in 2004 a new compensation plan for our senior management which includes incentives based upon the consolidated performance of Mastellone Hermanos S.A. According to such new compensation plan, which has been applicable since fiscal year 2004, senior management will receive a percentage of the difference (excess) between the projected EBITDA, as calculated and presented to the creditors during our financial debt restructuring process, and the EBITDA of each fiscal year according to our annual consolidated financial statements. The percentage to be distributed to our senior management will be ten percent over the first five million US Dollars of such difference and five percent over any additional surplus.

C.       Board practices

         As referred in Section A of this Item, all of our directors and members of the statutory auditors' committee will end their terms in their respective positions on the date of the shareholders' meeting that will consider our financial statement for the fiscal year ending on December 31, 2006.

         Our executive officers do not have a fixed term in their respective positions.

         Other than explained under section D below, our directors and/or officers do not hold service contracts or benefits upon the termination of employment. However, our labor law provides for certain general benefits to employees -applicable to our officers- upon termination of the employment contract by the employer (with neither willful misconduct nor gross negligence of the employee): severance payments to the employee based on the employee's highest ordinary monthly salary accrued during the previous year of employment, having the employer to pay the employee one month's salary for each year of employment or period worked in excess of three months for which the employee worked with such employer. However, the severance payment cannot be less than the years of service multiplied by three times the employee's average monthly salary provided for in the collective bargaining agreement at the time of the dismissal.

         We do not have a remuneration committee.

D.       Employees and labor relations

         As of December 31, 2005, we employed 3,082 people. In accordance with Argentine labor practice, employees are represented by local unions. Although approximately 10% of our personnel are unionized, our entire labor force is entitled to the benefits of our collective bargaining agreements. We have never experienced a strike or any major work stoppage and consider our labor relations to be good.

         The following table sets forth the average number of our employees during the indicated year:

                       NUMBER OF EMPLOYEES         NUMBER OF EMPLOYEES
   YEAR                  IN ARGENTINA                 IN BRAZIL           TOTAL
-----------   -------------------------------  -------------------------  ------
   2002        2,955                           114                        3,069
   2003        2,642                           106                        2,748
   2004        2,832                            98                        2,930
   2005        3,013                           101                        3,114

E.       Share ownership

         See Item 7.

Item 7.  Major Shareholders and Related Party Transactions

A.       Major shareholders

         The following chart lists the ownership of all of our capital stock as of the date of this annual report of Form 20-F.

                                                                                           Percentage    Percentage
                              Class B Five    Class A One                                   of Total      of Total
        Shareholders           Vote Share     Vote Shares   Total Shares    Total Votes      Shares         Votes
---------------------------   -------------  -------------- -------------  -------------    ----------   ------------
Pascual Mastellone               41,831,639     66,301,718    108,133,357    275,459,913         23.63          22.30
Victorio B. Mastellone           38,720,788     62,091,804    100,812,592    255,695,744         22.03          20.70
Jose Mastellone                  37,359,792     60,249,969     97,609,761    247,048,929         21.33          20.00
Dallpoint Investments LLC        76,515,783     74,475,776    150,991,559    457,054,691         33.00          37.00

                              -------------  -------------- -------------  -------------    ----------   ------------
Total                           194,428,002    263,119,267    457,547,269  1,235,259,277        100.00         100.00
                              =============  ============== ============= ==============    ==========   ============

         Each of our shareholders pledged a number of that shareholder's Class A shares and/or Class B Shares representing in the aggregate 32.51% of the shares in favor of holders of our 8% Notes and 16.49% of the shares in favor of holders of our floating rate debt. An affirmative vote of holders representing a majority of the outstanding principal amount of the 8% Notes will be required to instruct the collateral agent to exercise the pledge and otherwise to act under the pledge agreement securing such debt.

         The only difference between the Class A shares of common stock and Class B shares of common stock is that holders of shares of the Class A shares of common stock only have one vote while holders of shares of the Class B shares of common stock have five votes. There has been no material change in the percentage of shares held by the shareholders during the past three years.

Shareholders' agreement

         On March 4, 1999, our shareholders entered into a shareholders' agreement. The shareholders' agreement will remain in effect until it is terminated with the consent of all the shareholders or until Dallpoint owns less than 15% of our capital stock. The following is a summary of the material provisions of the shareholders' agreement:

         Board of Directors. Our board of directors will be comprised of at least three directors and an equal number of alternates. There will always be an odd number of directors. Dallpoint will have the right to elect the following number of directors and alternates, depending on the total number of directors:

    Total Number of Directors       Number of Directors Elected by Dallpoint
    -------------------------       ----------------------------------------
                3                                      1
              5 or 7                                   2
                9                                      3

         Resolutions of our board of directors must be approved by at least one director elected by Dallpoint, unless no director elected by Dallpoint is present at such board meeting or his or her approval is unreasonably withheld.

         Shareholders' Resolutions. A representative of Dallpoint must be present and vote affirmatively at any shareholders' meeting in order to approve a shareholders' resolution related to the following items:

         o the execution of any contract to be entered into between us or any of our subsidiaries with any of our shareholders or any entity directly or indirectly controlled by one of our shareholders;

         o the sale, exchange, pledge, mortgage or other disposition of any of our assets other than in the ordinary course of business;

         o the execution of any guarantee other than in the ordinary course of business;

         o the approval of any expenditures, other than in the ordinary course of business, if these expenditures would result in a payment of more than, or cause us to incur debt in excess of, 2% of our net assets;

         o an increase in our share capital if such increase would imply a capital contribution from the shareholders or alter relative ownership of our shares;

         o charge against earnings, a payment of dividends, a merger, a spin-off, a reorganization, liquidation or dissolution, a modification of our by-laws, a reduction of our capital stock, an issuance of debentures, notes, convertible bonds or a repurchase of our shares;

         o any decision to limit the preemptive rights of our shareholders or to enter into bankruptcy proceedings; or

         o the filing of a voluntary and court-supervised reorganization proceeding or bankruptcy proceeding.

         Right of First Refusal. A shareholder will not sell, pledge, transfer or otherwise dispose of our shares or any rights to acquire any of our shares without first offering to sell such shares to the non-selling shareholders. This right of first refusal does not apply to transfers to entities controlling, or controlled by, such selling shareholder or in the event that our shares are listed on any stock exchange or over the counter market or to our pledge agreements that secure the 8% notes and the floating rate debt.

         Initial Public Offering of Shares. At Dallpoint's sole discretion, the shareholders will do all things necessary to issue our shares to the public in an initial public offering. In addition, any shareholder may list and sell all or part of its shares on the Buenos Aires Stock Exchange, subject to the non-selling shareholders' rights of first refusal described above.

         Payment of Dividends. The shareholders will do all things necessary in order to distribute the maximum amount of dividends which will not involve a violation of any of the contracts to which we are subject. In addition, the board of directors may not approve the execution of any contract that creates new restrictions on our ability to pay dividends unless such contract has been approved by the shareholders at a meeting at which the representative of Dallpoint is present.

B.       Related party transactions

         In the normal course of business, we enter into transactions with affiliated entities. The outstanding balances as of December 31, 2005, 2004 and 2003, and transactions for the years then ended with the affiliated entities and other related parties are as follows:

Affiliated entity
-----------------
                                                         2005              2004              2003
                                                        ------            ------            ------
     Other current receivables
     -------------------------
         Grupo Lacteo Argentino S.A.                          -                 9                 9
                                                                          =======           =======
Related parties
---------------

     Trade accounts receivable
     -------------------------
         Logistica La Serenisima S.A. (1) (6)            15,950            15,087            12,494
         Danone Argentina S.A. (2) (7)                   24,039            18,198            15,591
         Afianzar S.G.R. (1)                                  1                 -               131
         Victorio B. Mastellone (3)                           2                 1                 -
         Los Toldos S.A. (1)                                  -                 8                 -
                                                       --------          --------          --------
                  Total                                  39,992            33,294            28,216
                                                       ========          ========          ========


     Other current receivables
     -------------------------
         Afianzar S.G.R. (1)                                  -                 -               176
         Pascual Mastellone (3) (4)                           -             1,176             1,074
         Carlos Agote (4)                                     -               835               769
         Victorio Mastellone (3)                              -             1,333             1,217
         Jose Mastellone (3)                                  -             1,102             1,016
         Los Toldos S.A. (1)                                  -                62                 -
                                                       --------          --------          --------
                  Total                                       -             4,508             4,252
                                                       ========          ========          ========

     Inventories--advances to suppliers
     ----------------------------------
         Los Toldos S.A. (1)                                362               188               114
                                                       ========          ========          ========

     Accounts payable
     ----------------
         Logistica La Serenisima S.A. (1)                18,471            15,795            15,424
         Danone Argentina S.A. (2)                        6,371             5,071             6,434
         Afianzar S.G.R. (1)                                 13                69               133
         Los Toldos S.A. (1)                                  -                 -                56
         Greenwich Investments S.A. (8)                       -             2,115                45
                                                       --------          --------          --------
                  Total                                  24,855            23,050            22,092
                                                       ========          ========          ========

     Short-term borrowings and accrued interest
     ------------------------------------------
         Antonio Mastellone (5)                             486               805             3,140
         Rosa Raquel Mastellone (5)                           -               - -             1,225
         Juan Rocca S.R.L. (9)                              443               387                 -
                                                       --------          --------          --------
                  Total                                     929             1,192             4,365
                                                       ========          ========          ========

     Long-term borrowings
     --------------------



                                                         2005              2004              2003
                                                        ------            ------            ------
         Antonio Mastellone (5)                           1,626             2,567                 -
         Juan Rocca S.R.L. (9)                              628               928                 -
                                                       --------          --------          --------
                  Total                                   2,254             3,495                 -
                                                       ========          ========          ========
     Accrued salaries, wages, payroll taxes and others
     -------------------------------------------------
         Jose Moreno (4)                                      -                81                 -
                                                       ========          ========          ========
________________

(1)  Common shareholders.
(2) Danone as partner in Logistica La Serenisima S.A. Both Companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.
(3)  Company's shareholder.
(4) Member of the Company's Board of Directors. (5) Member of Mastellone family.
(6) Includes receivables arising from sales performed by Logistica on behalf of Mastellone Hermanos.
(7) Includes receivables arising from sales of raw milk purchased on behalf of Danone Argentina S.A.
(8) Company President is a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.
(9)  Company owned by a member of Mastellone family.


                                                             2005              2004              2003
                                                          ----------        ----------         ---------
Sales of goods and services
---------------------------

     Afianzar S.G.R. (1)                                          1                 -                 -
     Danone Argentina S.A. (2)                               90,651            68,829            50,757
     Jose Mastellone (3)                                         53                 3                 8
     Logistica La Serenisima S.A. (1)                         3,856             2,928             2,063
     Los Toldos S.A. (1)                                          -                26                 -
     Victorio Mastellone (3)                                      1                 2                 -
     Pascual Mastellone (3) (4)                                  71                 6                11
                                                          ----------        ----------         ---------
              Total                                          94,633            71,794            52,839
                                                          ==========        ==========         =========

Purchases of goods and services
-------------------------------
     Afianzar S.G.R. (1)                                         58                83               140
     Danone Argentina S.A. (2)                               20,379            10,295             8,514
     Greenwich Investments S.A. (5)                               -             2,901               536
     Logistica La Serenisima S.A. (1)                        66,522            49,032            37,689
     Los Toldos S.A. (1)                                      1,693             2,351             2,131
     Victorio Mastellone (3)                                      -                 -             2,336
                                                          ----------        ----------         ---------
              Total                                          88,652            64,662            51,346
                                                          ==========        ==========         =========

Financial results - interests and exchange differences
------------------------------------------------------
     Antonio Mastellone (6)                                    (100)             (230)             (455)
     Carlos Agote (4)                                            21                61                67
     Danone Argentina S.A. (2)                                  (18)                -                 -
     Greenwich Investments S.A. (5)                             (50)                -                 -
     Jose Mastellone (3)                                         77                80               102
     Juan Rocca S.R.L. (7)                                      (73)              (88)                -
     Los Toldos S.A. (1)                                          7                57                 -
     Pascual Mastellone (3) (4)                                 106               176               106
     Rosa Raquel Mastellone (6)                                   -                 -              (179)
     Victorio Mastellone (3)                                    134               107               122
                                                          ----------        ----------         ---------
              Total                                             104               163              (237)
                                                          ==========        ==========         =========

Other income
------------
     Danone Argentina S.A. (2)                                  354               781               476
     Logistica La Serenisima S.A. (1)                           837               761               665
                                                          ----------        ----------         ---------
              Total                                           1,191             1,542             1,141
                                                          ==========        ==========         =========

________________

(1)  Common shareholders.
(2) Danone as partner in Logistica La Serenisima S.A. Both Companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.
(3)  Company's shareholder.
(4)  Member of the Company's Board of Directors.
(5) Company President is a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.
(6)  Member of Mastellone family.
(7)  Company owned by a member of Mastellone family.


C.   Interest of experts and counsel

         Not Applicable.

Item 8.  Financial Information

         Please refer to our 2005 consolidated financial statements attached herein as Exhibit 8.01.

Item 9.  The Offer and Listing

A.       Offer and listing details

         Our capital stock is privately owned. See Item 7--"Principal Shareholders". Our 8% Senior Notes due 2012, Series A-2 and B-2, were offered pursuant to a transaction registered under the Securities Act of 1933, as amended, and trade from time to time in the over-the-counter market. We are in the process of listing on the Buenos Aires Stock Exchange the Series A-2 of such Senior Notes, as well as our 8% Senior Notes due 2012 Series C (which were not registered under the Securities Act of 1933). Additionally, our 8% Senior Notes due 2012 Series A-1 are already listed in the Buenos Aires Stock Exchange. We have not information issued or obtained from any stock market regarding the prevailing prices at which our Senior Notes trade.

B.       Plan of distribution

         Not Applicable.

C.       Markets

         Not Applicable.

D.       Selling shareholders

         Not Applicable.

E.       Dilution

         Not Applicable.

F.       Expenses of the issue

         Not Applicable.

Item 10. Additional Information

A.       Share capital

         Not Applicable.

B.       Memorandum and articles of association

         We are organized under the laws of the Republic of Argentina. Our objects and purposes, as specified in our by-laws (Estatuto Social) include the production, marketing and trading of food products and related activities. An updated version of our by-laws is attached to this report.

         The Board of Directors shall consist of such number of members as may be determined at a Shareholders Meeting, between a minimum of three and a maximum of ten directors, who will hold office for one fiscal year and may be indefinitely reelected.

         The directors have the power to transact business on behalf of the Company with any private or public credit institutions and any private or public banks, whether Argentine or foreign. Total compensation for the directors is determined by the shareholders at their annual meeting, with the Board of Directors itself determining what sum will be granted to each director.

         Our authorized capital consists solely of common shares, divided in two series, A and B. The only difference between the Class A shares of common stock and Class B shares of common stock is that holders of the Class A shares of common stock only have one vote while holders of the Class B shares of common stock have five votes. The quorum required for an ordinary shareholders meeting is: in its first call, half plus one of the issued and subscribed shares with voting rights, and in second call, with those present. The quorum required for an extraordinary shareholders meeting is: in first call, 60% of the issued and subscribed shares with voting rights, and in second call, 50% of the issued and subscribed shares with voting rights.

         Dividend rights are available for three years after a dividend is declared. After the three years, the unclaimed dividends revert to the Company. After applying profits from the fiscal year to a statutory reserve, paying directors and statutory auditors, and paying preferred stock dividends, 50% of the remaining profits from the fiscal year shall be made into a cash dividend payable to common stock and the remainder divided equally among preferred and common shares. In the event of liquidation, all liabilities have first claim on the assets of the company. After paying all of the liabilities of the Company, all remaining sums are treated as fiscal year profits and are distributed of in the same manner. Changes to the rights of shareholders may be at an extraordinary meeting of the shareholders by a minimum of 62% of all shares outstanding voting in favor of the change.

         Meetings of the shareholders shall be called by the Board of Directors or the Statutory Audit Committee. Upon request of shareholders holding in the aggregate at least 5% of the Company's shares, the Board of Directors shall call a meeting within 40 days.

         A change in the capital of the Company may be made only at an extraordinary meeting of the shareholders attended by at least 72% of the voting shares outstanding and passed by at least 72% of the voting shares outstanding.

         Our shareholders entered into a shareholders' agreement. See Item 7-- "Shareholders' Agreement".

         A translation of our By-Laws are herein attached (see Item
19--Exhibits).

C.       Material contracts

         At the end of 1999, we and CDG had agreed to establish a new dairy products distribution system in Argentina. This system has been operated since October 1, 2000 by a company named Logistica La Serenisima S.A. in which Danone Argentina and certain other subsidiaries of CGD initially hold 51% plus one share of the capital stock and voting rights, and our shareholders hold the remaining balance.

         On February 8, 2005, our shareholders and we entered into a series of agreements with Compagnie Gervais Danone, Danone Argentina S.A. and Logistica La Serenisima S.A. As a consequence of these agreements, our shareholders sold to Danone Argentina 44% of the capital stock and voting rights of Logistica la Serenisima S.A., and transferred to us the remaining 5%. Logistica distributes exclusively Danone Argentina's and our products and charges Danone Argentina and us an amount equal to its costs plus a 0.1% margin, plus any value added tax and/or turnover tax. Our distribution service agreement with Logistica was initially established for a period ending on October 1, 2020, and in February 2005, it was extended to 2040. At the same time, we and CGD agreed to a new cost allocation regarding Logistica, with an estimated reduction in its fees of approximately US$2.5 million per year.

         On February 8, 2005, we also executed Amendment No. 1 to the shareholders' agreement executed by Logistica's shareholders on September 4, 2000, pursuant to which we became part of the original shareholders' agreement as amended. The following is a summary of the material provisions of the shareholders' agreement as amended:

                  (1) Board of Directors. Logistica's board of directors will be comprised of five directors and an equal number of alternates. We will always be entitled to elect at least two directors and equal number of alternates. Our representative must be present and vote affirmatively at a shareholders meeting in order to approve a shareholders resolution related to the following items: a) the execution of any agreement with any shareholder or any company directly or indirectly related to any shareholder, under terms which are not arm's length; b) the granting of any guarantee for an amount exceeding US$300,000 and/or for an annual cumulative economic value in excess of US$1,000,000, other than those guarantees to be granted by Logisitica in the ordinary course of business or as if Logistica is granting a guarantee in favor of banks, suppliers or customers as provided in the relevant agreements entered into thereby; c) the granting of any guarantee to any company affiliated to, controlled by or subject to common control with any of the shareholders of Logistica; and d) the amendment of the terms and conditions of the Services Agreement entered by and among Logistica, Danone and us.

                  (2) Shareholder Resolutions. A special majority of 97% of the outstanding shares and votes will be required to approve any increase of the capital stock of Logistica, amendment of the by-laws of Logistica, spin-off, merger, winding-up, liquidation, transformation, capital reduction and repayment, redemption, reimbursement and repayment of shares, or limitation or suspension of preferred rights and the extraordinary adjustments which may affect the net worth of Logisitica.

                  (3) Right of First Refusal. We will not be permitted to sell, pledge, transfer or otherwise dispose of Logistica's shares or any rights to acquire any of its shares without first offering to sell such shares to Danone. This right of first refusal will not apply to transfers to entities controlling, or controlled by us.

                  (4) Danone Call Option. In the event of a breach by us of the Administrative Service with Logisitica, Danone shall have a right to purchase from us up to 5% of the outstanding capital stock and voting rights of Logistica, and we shall be obliged to sell the requested number of shares at an aggregate price of US$1.00. Management and the Board of Directors evaluate the execution of this option as remote.

                  (5) Our Call Option. During five years following full repayment of the CGD debt, we shall have a call option for over 44% of the outstanding capital stock and voting rights of Logisitica and Danone shall be obliged to sell the necessary number of shares to such extent, at the price of US$18,500,000 plus an annual financial charge at a rate of 6-month LIBOR plus 1% per annum compounded annually from the date of the agreement. Management and the Board of Directors evaluate the exercise of this option as remote.

         On June 3, 2004, we reached an agreement with Calyon, as successor of Credit Lyonnais, and Eksport Kredit Fonden to restructure secured debt approximately amounting to US$9.85 million. That debt was secured by a pledge of a cheese plant bought from APV Nordic Dairy A/S. This agreement provides for a reduction of interest rates and for the payment of principal in semiannual installments, the last of which will be due on March 30, 2010. It also provides for the selling of the plant and a further reduction of the refinanced debt if the sale is achieved. The original pledge remains as collateral for the restructured debt.

         On December 19, 2005 we prepaid Calyon the amount of US$3.50 million to fully settle a portion of our debt with principal amount of US$4.38 million. Our remaining debt with Calyon after such repayment amounted to US$5.48 million.

D.       Exchange controls

         The exports of capital from Argentina are regulated by law, as well as by resolutions from the Argentine Central Bank. However, currently an Argentine company with securities held by non-residents, such as we are, may export capital without any prior approval from the governmental authorities, provided that the capital is exported to effect payments to such holders under the terms of an agreement pertaining to such securities, such as the Indenture that governs our 8% Senior Notes due 2012, or, subject to certain requirements and limits, for portfolio investments out of Argentina. There are not limits on the ability of non-residents or non-citizens of Argentina to hold or votes such Senior Notes imposed by the laws and regulations of the Republic of Argentina or by our by-laws or any of our constituent documents.

E.       Taxation

         The following is a summary of certain Argentine tax consequences of the acquisition, ownership and disposition of our 8% Senior Notes due 2012 by an Argentine holder. This summary is not a complete analysis or listing of all possible tax considerations that may be relevant to a holder of such Senior Notes.

         Argentine taxes

         The following is a summary of certain Argentine tax matters that may be relevant with respect to the acquisition, ownership and disposition of our 8% Senior Notes due 2012. Investors in and prospective purchasers of such Senior Notes should consult their own tax advisers as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of them. Such summary is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

         Taxation of Interest Payments

         Interest payments on the 8% Senior Notes due 2012 (including original issue discount, if any) will be exempt from Argentina income tax withholding, provided said 8% Senior Notes due 2012 are issued in accordance with the negotiable obligations law. Interest on the 8% Senior Notes due 2012 will be exempt from Argentine income tax withholding if the following conditions under
Article 36 of the negotiable obligations law, to which we refer as the "Conditions of Article 36," are satisfied:

                  (a) the 8% Senior Notes due 2012 must be placed through a public offering authorized by the CNV;

                  (b) the proceeds of the placement must be used by us for (i) working capital in Argentina, (ii) investments in tangible assets located in Argentina, (iii) refinancing of liabilities and (iv) contributions to the capital of a controlled or related corporation, provided the latter uses the proceeds of such contribution for the purposes specified in clause (a) above;

                  (c) the use of the proceeds of the placement in accordance with the above-mentioned criteria must be established in a corporate resolution which authorizes the issuance of the 8% Senior Notes due 2012; and

                  (d) we provide evidence to the CNV in the time and manner prescribed by regulations that the proceeds of the placement have been used for the purposes described in clause (b) above.

         If we do not comply with the Conditions of Section 36, Article 38 of the negotiable obligations law provides that we will be responsible for the payment of any withholding taxes on interest paid by us to the holders of the 8% Senior Notes due 2012.

         Presidential Decree 1,076 of June 30, 1992, as modified by Decree 1,157 of July 15, 1992, and ratified by Argentine Law 24,037 of December 30, 1993, eliminated the exemption described above with respect to certain Argentine entities (including, without limitation, entities organized or incorporated under Argentine law, Argentine branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, to which we refer as "Argentine Entities").

         As a result of Decree 1,076, interest paid to holders that are subject to the tax adjustments for inflation rules, pursuant to Title VI of the Argentine Income Tax Law, is subject to withholding as prescribed by Argentine tax law.

         In the case of interest paid on the 8% Senior Notes due 2012 to beneficial owners which are also subject to Title VI of the Argentina Income Tax Law (excluding financial entities subject to Argentine Law

21,526 and its modifications), the rate of withholding will be 35% and should be considered by the holder as a payment on account of its own income tax. Financial entities under Law 21,526 are subject to income tax for interest and other income under the 8% Senior Notes due 2012, but are exempted from such 35% withholding tax. In other cases, subject to the conditions explained above, if interest is paid to beneficial owners which are foreign holders or individuals resident in Argentina, the payment of the interests on 8% Senior Notes due 2012 are not subject to withholding of tax.

         We believe that the Series A-2 of the 8% Senior Notes due 2012 meet the Conditions of Article 36. If the Series A-2 of the 8% Senior Notes due 2012 do not meet the Conditions of Article 36, interest and any other payments (other than principal) will be subject to withholding tax at a rate of 15.05%; provided that the recipient of such interest or payment is a banking or financial entity established in a country that is not considered a "low or void tax jurisdiction" or in a country that has an exchange of information agreement with Argentina and, in this case, the recipient cannot allege any type of bank or any similar secrecy. The financial institutions that enjoy this lower tax rate are those under supervision of the central bank or equivalent agency in their jurisdiction. Otherwise, interest and any other payment (other than principal) on the 8% Senior Notes due 2012 abroad will be subject to a 35% withholding tax. We would be responsible for the payment of such withholdings.

         Law 25,784 which amended the Income Tax Law included under the scope of the withholding tax regime for income tax, the payment of any other retribution related to any kind of loan obtained from abroad, which are payable to foreign holders (Section 93 of the Income Tax Law).

         Taxation of Capital Gains

         The income arising from the sale or other disposition of the 8% Senior Notes due 2012 will be exempted from income tax in Argentina. Such exemption will not be applicable to holders subject to Title VI of the Argentine Income Tax Law. Such holders will be subject to the payment of 35% on income derived from the sale or other disposition of the 8% Senior Notes due 2012.

         Value Added Tax ("VAT")

         Any financial transaction related to the issuance, placement, purchase, transfer, payment of principal and/or interest or redemptions of the 8% Senior Notes due 2012 will be exempt from VAT if the Conditions of Article 36 are met.

         If the Conditions of Article 36 are not met, VAT will be applicable on any interest payments of the 8% Senior Notes due 2012: (i) at the rate of 10.5% if made to a banking institution resident in Argentina and subject to the regime of Law 21,526 or to a banking institution resident in a country where the central bank or equivalent authority has adopted the standard rules of the Basle Committee on Banking Supervision or (ii) at the rate of 21% if the requirements described in item (i) are not met. If the holders of 8% Senior Notes due 2012 are individuals who are resident in Argentina or entities located in Argentina, they are liable to pay the VAT applicable. When the holders of the 8% Senior Notes due 2012 are residents of countries other than Argentina or entities outside Argentina, we will be responsible for paying this tax.

         Tax on Personal Assets

         This tax does not apply to a United States holder.

         Other Taxes

         There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of the 8% Senior Notes due 2012. There is no federal stamp, issue, registration or similar taxes or duties payable solely as a result of holding 8% Senior Notes due 2012.

         Tax Treaties

         Argentina has entered into tax treaties with several countries. However, there is currently no income tax treaty or convention between Argentina and the United States.

         Further Considerations

         Holders must consider that, since 2002, the Argentine tax authorities have been auditing Income Tax and Value Added Tax exemptions of several negotiable obligations issued under Law 23,576 during the last ten years.

         As a consequence of a tax audit made by the Argentine tax authorities, we have answered some inquiries made in connection with the placement of the old notes.

         On September 14, 2004, Resolution No. 470-1738/2004, jointly issued by the CNV and the Argentine tax authority, was published in the official Gazette, to which we refer as the "Joint Resolution". It sets forth the general requirements to the "placement by means of public offering" and provides that for restructuring of old notes, the tax benefits of the notes originally placed by means of a "public offering" will be extended to the new notes, to the extent that the subscribers were holders of the original notes.

         We believe that the issuance of the 8% Senior Notes due 2012 Series A-1, A-2 and C fully satisfied the general requirements regarding placements of securities by means of public offering in accordance with the Resolution.

         Regarding the 8% Senior Notes due 2012 Series B-2, we believe that its issuance does not meet the requirements regarding the placement of securities by means of public offering in accordance with the Resolution. Therefore, such Notes are subject to withholding taxes, which have been fully paid by us.

F.       Dividends and paying agents

         Not Applicable.

G.       Statement by experts

         Not Applicable.

H.       Documents on display

         You may read and copy any document that Mastellone Hermanos files at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

         You may request a copy of these filings or writing or telephoning the offices of Mastellone Hermanos S.A., E. Ezcurra 365 Piso 2 oficina 310, (C1107CLA) Buenos Aires, Argentina. Mastellone Hermanos' telephone number is 011-54-11-4318-5000. All requested should be addressed to Mr. Rodolfo Gonzalez, our Chief Financial Officer.

I.       Subsidiary information

         Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

A.       Quantitative information about market risk

         Market risk is the potential loss arising from, among other things, adverse changes in foreign currency exchange rates, interest rates and inflation. We have not engaged in any market risk sensitive instruments for trading or non-trading purposes.

B.       Qualitative information about market risk

         We are exposed to various market risks, including changes in foreign currency exchanges, interest rates and inflation rates.

         Exchange rate risk - General

         Our functional currency is the Argentine peso. At each balance sheet date, all monetary assets and liabilities denominated in other currencies are translated into Argentine peso using the current exchange rate. The resulting increase or decrease is reflected on our consolidated statements of operations as foreign exchange loss or gain.

         Exchange rate risk - Argentina

         Exchange rate risk exists principally with respect to our foreign-currency denominated indebtedness, given the fact that our cash flows from operations are generated in pesos, since (i) our sales in the Argentine domestic market accounted for 88.3% of our total sales during 2005 (80.6% in 2004), and (ii) we are required by Argentine regulations to convert into pesos the foreign currency proceeds from our exports. We continuously monitor our exposure to changes in the exchange rates. Our foreign exchange rate-related exposure is based on the monetary position at the parent company level. We believe that the net position of our subsidiaries is not material. In order to mitigate this risk, we maintain a substantial portion of our liquidity position in US dollar denominated deposits in banks. We also believe that under the current circumstances there are not efficient hedging alternatives in Argentina to cover this risk. The following table shows the value (expressed in millions of pesos) of our assets and liabilities denominated in currencies other than pesos, as of December 31, 2005:


                                                           Assets and Liabilities denominated in
                                               -----------------------------------------------------------
                                                  US$             Euro            Real             Total
                                               ---------       ----------      ----------        ---------
Current assets
Cash and cash equivalents                        40.1              -               3.1             43.2
Trade accounts receivable                         4.3              -              17.9             22.2
Other receivables                                 3.1              -               1.8              4.9
Advances to suppliers                             0.2              0.1             0.5              0.8
                                               ---------       ----------      ----------        ---------
Total current assets                             47.7              0.1            23.3             71.1
                                               ---------       ----------      ----------        ---------
Non-current assets
Receivable from sale of non-current
      investment                                 11.3              -               -               11.3
Advances to suppliers                             -                0.8             -                0.8
Other                                             0.5              -               1.1              1.6
                                               ---------       ----------      ----------        ---------
Total non-current assets                         11.8              0.8             1.1             13.7
                                               ---------       ----------      ----------        ---------
Total Assets                                     59.5              0.9            24.4             84.8
                                               =========       ==========      ==========        =========
Current liabilities
Accounts payable                                  8.3              0.4             2.5             11.2
Loans                                             3.2              -               -                3.2
Taxes                                             -                -               0.7              0.7
Accrued salaries wages, payroll taxes
      and other                                   1.0              -               0.9              1.9


                                                           Assets and Liabilities denominated in
                                               -----------------------------------------------------------
                                                  US$             Euro            Real             Total
                                               ---------       ----------      ----------        ---------
Accrued litigation expenses                       -                -               1.1              1.1
                                               ---------       ----------      ----------        ---------
Total current liabilities                        12.5              0.4             5.2             18.1
                                               ---------       ----------      ----------        ---------
Non-current liabilities
Accounts payable                                 14.3              -               -               14.3
Loans                                           696.9              5.9             -              702.8
Taxes                                             -                -               3.4              3.4
                                               ---------       ----------      ----------        ---------
Total non-current liabilities                   711.2              5.9             3.4            720.5
                                               =========       ==========      ==========        =========
Total Liabilities                               723.7              6.3             8.6            738.6
                                               =========       ==========      ==========        =========
Net Position                                    664.2              5.4           (15.8)           653.8
                                               =========       ==========      ==========        =========
US$ equivalent                                                                                    215.6
                                                                                                 =========

Financial Debt                                  700.1              5.9             -              706.0
Other                                           (35.9)            (0.5)          (15.8)           (52.2)



         Exchange rate risk - Brazil

         Although to a lesser extent, we are also exposed to potential losses due to the net position in Brazilian reais of our subsidiary Leitesol, which imports powdered milk and other dairy products from Argentina for their final sale in the Brazilian retail market. Basically and from the operational point of view, such exposure begins when Leitesol sells its products in a real-denominated transaction and ends when Leitesol pays the debt arising from the importation of dairy products. We believe that, as of December 31, 2005, this exposure amounted to approximately the equivalent of US$6.0 million.

         Interest rate risk

         We do not have any direct risk related to fluctuations in the interest rates. From our total debt of US$234.0 million, 76.0% (US$177.9 million) has a fixed interest rate. The interest accruing on the remaining 24.0% (US$56.1 million) is based on the lower of (i) 6-month LIBOR plus 2.5%, and (ii) 5%, and consequently can be considered fixed interest rate obligations.

         Please see "Item 5.B--Restructured debt--covenants--Sources and Uses of Funds-General" for an additional discussion on strategies used to ameliorate risk.

Item 12. Description of Securities other than Equity Securities

         Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

         Please refer to the information provided on Item 5.B "Liquidity and Capital Resources".

         The declaration, amount and payment of dividends, if any, are determined by a majority vote of our shareholders. Under the Argentine Companies Law, dividends may only be declared out of liquid and realized profits determined based on financial statement prepared in accordance with Argentine GAAP and other applicable regulations.

         Our financial covenants limit our ability to distribute dividends to our shareholders. The shareholders' agreement establishes that our shareholders will do all things necessary in order to distribute the maximum amount of dividends, always observing and adhering to our financial covenants. However, the losses experienced in the last years and the restrictions contained in our restructuring agreements have prevented the distribution of dividends since 1998. We believe that no cash dividends will be paid during the next years.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         A. Neither we nor anyone else has materially modified the instruments defending the rights of holders of the registered securities.

         B. Neither we nor anyone else has materially modified or qualified the rights evidenced by our registered securities.

         C. Neither we nor anyone else has withdrawn or substituted a material amount of assets securing our registered securities.

         D. The trustee and paying agent for our registered securities remain the same as informed to the SEC on the filing for registration.

         E.       Not Applicable.

Item 15. Controls and Procedures

         We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving the control objectives. Based upon and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the US Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, are recorded, processed, summarized and reported as and when required.

         There were no significant changes in our internal controls over financial reporting or in other factors during the fiscal year ended December 31, 2005 that could significantly affect these controls subsequent to the date we completed the evaluation of our disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Item 16. [Reserved]

A.       Audit committee financial expert

         We are not required by Argentine or US Securities laws to have an independent audit committee. Consequently, we do not have an audit committee financial expert.

B.       Code of ethics

         During March 2005 our Board of Directors approved a "Code of Ethics", which became effective during the last quarter of 2005 and applies to all members of our management and our employees, with no exceptions. An English translation of such Code of Ethics is attached to this document.

         No waiver has been (or is expected to be) granted in connection with the obligations arising under our Code of Ethics.

C.       Principal accountants' fees and services

         We currently do not have an audit committee. We are not required by Argentine law or US Securities laws to have an audit committee as our shares are not listed in any United States stock exchange or in Argentina. Our Board of Directors preapproves all audit and non-audit services provided by our independent accountants. The following information describes the different non-audit services performed by our auditors.

         (a) Audit Fees - The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years are:

                  For the year 2005: Ps.561,729
                  For the year 2004: Ps.407,200

         (b) Audit-Related Fees - The aggregate fees billed in each of the last two fiscal years for assurance and related services (such us training and advisory services related to the implementation of Section 404 of Sarbanes Oxley Act of 2002) by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under paragraph (a) of this Item are:

                  For the year 2005:  Ps.1,082,890
                  For the year 2004:  -.-

         (c) Tax Fees - The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance are:

                  For the year 2005:  Ps.518,843
                  For the year 2004:  -.-

                  Tax services in 2005 related to review of tax returns for local, provincial and national taxes, and various consultations on tax regulations.

         (d) All Other Fees - The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in paragraphs (a) through (c) of this Item are:

                  For the year 2005:  -.-
                  For the year 2004:  -.-

D.       Exemption from the listing standard for audit committees

         Not Applicable.

E.       Purchases of equity securities by the issuer and affiliated purchasers

         Not Applicable.

Item 17. Financial Statements

         Index to Consolidated Financial Statements

          1.   Reports of Independent Registered Public Accounting Firm

          2.   Consolidated Balance Sheets as of December 31, 2003, 2004 and
               2005

          3. Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005

          4. Consolidated Statements of Shareholders' Equity as of December 31, 2003, 2004 and 2005

          5. Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

          6.   Notes to Consolidated Financial Statements

Item 18. Financial Statements

         Not Applicable.

Item 19. Exhibits

Exhibit
Number
-------

1.1 English translation of the Estatutos of Mastellone Hermanos as amended to the date of filing.

2.1 Indenture for US$225,000,000 11 3/4% Senior Notes due 2008, among the Registrant, The Bank of New York, trustee, and as registrar and principal paying agent, and Banco Rio de la Plata S.A., as registrar and paying agent, under which only US$7.1 million aggregate principal amount of senior notes are outstanding (incorporated herein by reference to Exhibit 4.1 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 filed with the U.S. Securities and Exchange Commission on January 25, 2004).

2.2 Indenture for US$157,190,000 8% Collateralized Senior Notes due 2012, among the Registrant, the Additional Registrants, The Bank of New York, trustee, and as co-registrar and principal paying agent, and Banco Rio de la Plata S.A., as registrar, paying agent and collateral agent (incorporated herein by reference to Exhibit 4.2 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 filed with the U.S. Securities and Exchange Commission on January 25, 2004).

2.3 Pledge agreement among the shareholders of the Registrant, The Bank of New York and Banco Rio de la Plata S.A. for the benefit of holders of the 8% Collateralized Senior Notes due 2012 (without schedules) (incorporated herein by reference to Exhibit 4.5 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 filed with the U.S. Securities and Exchange Commission on January 25, 2004).

2.4 Loan Agreement among the Registrant, the Additional Registrants, Compagnie Gervais Danone, Banco Societe Generale S.A., as administrative agent and Banco Rio de la Plata S.A., as collateral agent (incorporated herein by reference to Exhibit 10.11 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 Amendment No. 1 with the U.S. Securities and Exchange Commission on March 29, 2005).

4.1 English summary of Milk Procurement Offer between the Registrant and Danone S.A., dated October 19, 2001 (incorporated herein by reference to Exhibit
     10.1 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 filed with the U.S. Securities and Exchange Commission on January 25,
     2004).

4.2 English summary of Milk Classification Offer between the Registrant and Danone S.A., dated October 19, 2001 (incorporated herein by reference to
     Exhibit 10.2 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 filed with the U.S. Securities and Exchange Commission on January 25, 2004).

4.3 English summary of Offer for Sale of Milk between Danone S.A. and the Registrant, dated October 19, 2001 (incorporated herein by reference to Exhibit 10.3 to the Registration

     Statement of Mastellone Hermanos S.A. on
     Form F-4 filed with the U.S. Securities and Exchange Commission on January 25, 2004).

4.4 English summary of Milk Transportation Offer between CON-SER, S.A. and the Registrant, dated December 26, 2004 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 filed with the U.S. Securities and Exchange Commission on January 25, 2004).

4.5 English summary of Administrative Services Offer between the Registrant and Logistica La Serenisima S.A. dated September 4, 2004 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 filed with the U.S. Securities and Exchange Commission on January 25, 2004).

4.6 English summary of Trademark Licensing Offer between Danone Argentina S.A. and the Registrant, dated December 5, 2001, together with an English summary thereof (incorporated herein by reference to Exhibit 10.6 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 filed with the U.S. Securities and Exchange Commission on January 25, 2004).

8.1  Subsidiaries of the registrant

10.1 Shareholders Agreement between the Registrant and Danone S.A. as shareholders of Logistica La Serenisima S.A (incorporated herein by reference to Exhibit 10.12 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 Amendment No. 1 with the U.S. Securities and Exchange Commission on March 29, 2005).

10.2 Amendment No. 1 to the Shareholders Agreement between Mastellone Hermanos and Danone S.A. as shareholders of Logistica La Serenisima S.A (incorporated herein by reference to Exhibit 10.13 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 Amendment No. 1 with the U.S. Securities and Exchange Commission on March 29, 2005).

10.3 Shareholders' Agreement among the shareholders of Mastellone Hermanos (incorporated herein by reference to Exhibit 10.14 to the Registration Statement of Mastellone Hermanos S.A. on Form F-4 Amendment No. 1 with the U.S. Securities and Exchange Commission on March 29, 2005).

11.1 Code of Ethics

12.1 Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Principal Executive Officer in accordance with 18 U.S.C.
     Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Principal Financial Officer in accordance with 18 U.S.C.
     Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

Deloitte


                                                         Deloitte & Co. S.R.L.
                                                         Florida 234 5(degree)
                                                         Capital Federal
                                                         C1005AAF
                                                         Argentina

                                                         Tel: 54 (11) 4320-2700/
                                                         4326-4046
                                                         Fax:  54 (11) 4325-8081
                                                         www.deloitte.com.ar

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

To the Board of Directors of
Mastellone Hermanos Sociedad Anonima

1. We have audited the accompanying consolidated balance sheets of Mastellone Hermanos S.A. ("Mastellone"), an Argentine corporation, and its consolidated subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Argentina and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina.

4. Note 1 to the financial statements discloses that, on October 22, 2004, the Board of Directors authorized the execution of contracts covering the restructuring of unsecured debts that was initiated by the Company in 2002 after such restructuring was accepted by creditors representing approximately 97.8% of total unsecured debts. Furthermore, on various dates, the Company entered into several agreements to restructure secured debts and to purchase or renegotiate a portion of the debt that was not restructured in October 2004. A summary of the accepted proposals, the portion of debt that was not restructured and the accounting effects of the abovementioned restructuring are also discussed in Note 1 to the financial statements.

Deloitte & Co. S.R.L. - Registro de Soc. Com.                   A member firm of
C.P.C.E.C.A.B.A. -T(Degree) 1 Folio 3                   Deloitte Touche Tohmatsu

BDO


5. The financial statements referred to above are presented on the basis of accounting principles generally accepted in Argentina. Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the years ended December 31, 2005 and the determination of shareholders' equity at December 31, 2005 to the extent summarized in Note 14.


Buenos Aires, Argentina.
March 29, 2006

Deloitte & Co. S.R.L.
/s/ Hugo Alberto Luppi


          Hugo Alberto Luppi
              (Partner)
      Contador Publico (U.B.A.)
C.P.C.E.C.A.N.A. T(degree)56 -F(degree)96


Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

BDO          Becher, Lichtenstein           Maipu 942 pisos 1(degree), 2(degree)
             & Asociados                      y 3(degree)
             Auditores y Consultores        C1006ACN Buenos Aires, Argentina
                                            Tel. (54) 11 4106-7000
                                            Fax: (54) 11 4106-7200
                                            E-mail general:
                                            info@bdo-argentina.com
                                            http://www.bdo-argentina.com


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

To the Board of Directors of
Mastellone Hermanos Sociedad Anonima
------------------------------------

We have audited the accompanying consolidated balance sheet of Mastellone Hermanos S.A. ("Mastellone"), an Argentine corporation, and its consolidated subsidiaries ("the Company") as of December 31, 2004 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Argentina and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and the results of its consolidated operations and its consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the city of Buenos Aires, Argentina.

As explained in Note 1 to the consolidated financial statements, due to the significant impact on the Company's financial position of the economic reforms implemented by the Argentine Government in 2002, mainly the devaluation of the Argentine peso, the Board of Directors initiated negotiations with the Company's financial creditors to restructure the terms of the Company's outstanding indebtedness. On March 26, 2002, the Company suspended all payments, including both principal and interest, on most of its financial debt obligations. Accordingly, the Company was in default on most of financial debt. The Company completed the restructuring of in excess of 97% of its outstanding financial debt obligations in 2004. The legal steps taken, such as the Shareholders' Meeting held to approve the issuance of the

New Senior Notes, a summary of the accepted proposals and the portion of debt that was not restructured are also discussed in Note 1.

The financial statements referred to above are presented on the basis of accounting principles generally accepted in Argentina. Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2004 and the determination of shareholders' equity at December 31, 2004 to the extent summarized in Note 14.



Buenos Aires, Argentina
March 7, 2005

                         BECHER LICHENSTEIN & ASOCIADOS
                    C.P.C.E.C.A.B.A. T(degree)II F(degree)21

                           /s/ Fabian Gustavo Marcote


                        Fabian Gustavo Marcote (Partner)
                           Contador Publico (U.B.A.)
                   C.P.C.E.C.A.B.A. T(degree)231 F(degree)165

















BDO International is a world wide network of public accounting firms, called BDO Member Firms, serving international clients. Each BDO Member Firm is an independent legal entity in its own country. The network is coordinated by BDO Global Coordination B.V., incorporated in the Netherlands, with an office in Brussels, Belgium, where the Global Coordination Office is located.

Deloitte


                                                         Deloitte & Co. S.R.L.
                                                         Florida 234 5(degree)
                                                         Capital Federal
                                                         C1005AAF
                                                         Argentina

                                                         Tel: 54 (11) 4320-2700/
                                                         4326-4046
                                                         Fax:  54 (11) 4325-8081
                                                         www.deloitte.com.ar




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Mastellone Hermanos Sociedad Anonima

1. We have audited the accompanying consolidated balance sheets of Mastellone Hermanos S.A. ("Mastellone"), an Argentine corporation, and its consolidated subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Argentina and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina.

4. As explained in Note 1 to the consolidated financial statements, due to the significant impact on the Company's financial position of the economic reforms implemented by the Argentine Government in 2002, mainly the devaluation of the Argentine peso, the Board of Directors initiated negotiations with the Company's financial creditors to restructure the terms of the Company's outstanding indebtedness. On March 26, 2002, the Company suspended all payments, including both principal and interest, on most of its financial debt obligations. Accordingly, the Company was in default on most of financial debts. The Company completed the restructuring of in excess of 97% of its outstanding financial debt obligations in 2004. The legal steps taken, such as the Shareholders' Meeting held to approve the issuance of the New Senior Notes, a summary of the accepted proposals and the portion of debt that was not restructured are also discussed in
     Note 1.



Deloitte & Co. S.R.L. - Registro de Soc. Com.                   A member firm of
C.P.C.E.C.A.B.A. -T(Degree) 1 Folio 3                   Deloitte Touche Tohmatsu

5. As more fully explained in Note 3.e) 1) to the consolidated financial statements, effective January 1, 2003, the Company adopted a new set of accounting standards that has been approved by the professional bodies in Argentina and the Argentine National Securities Commission through its General Resolution N(degree) 434/03. Also, effective January 1, 2004, and as more fully explained in Note 3.e) 1) to the consolidated financial statements, the Company adopted Technical Resolution N(degree) 21, issued by the Argentine Federation of Professional Council in Economic Sciences (approved by Resolution CD N(degree) 87/03 issued by the Professional Council in Economic Sciences of Buenos Aires), with certain modifications introduced by the National Securities Commission ("CNV") through its General Resolution N(degree) 459/04. The new accounting standard, among others, requires the Company to consolidate a subsidiary, Con-Ser Promotora y Asesora de Seguros S.A., not consolidated until fiscal year 2003, because of its dissimilar activity. The Company, as allowed in the new accounting standard, retroactively restated its consolidated financial statements for the year ended December 31, 2003 for comparability.

6. In accordance with Argentine Decree N(degree) 664/03 and General Resolution N(degree) 441/03 issued by the Argentine National Securities Commission, the Company discontinued the restatement of financial statements to reflect the effects of inflation effective March 1, 2003. The Company restated its financial statements to reflect the effects of inflation through February 2003. The Professional Council of Economic Sciences of the City of Buenos Aires, on its turn, required the discontinuance of the restatement of financial statements to reflect the effects of inflation effective October 1, 2003. During the period from March, 1 to September 30, 2003, the wholesale price index decreased by 2.10%. As mentioned in Note 3 b), Management estimates that there is no material effect on the financial statements because of the deflation between February and September 2003, not recognized during this period.

7. The financial statements referred to above are presented on the basis of accounting principles generally accepted in Argentina. Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the years ended December 31, 2003 and the determination of shareholders' equity at December 31, 2003 to the extent summarized in Note 14.


Buenos Aires, Argentina.
March 7, 2005


Deloitte & Co. S.R.L.
/s/ Hugo Alberto Luppi


    Hugo Alberto Luppi (Partner)
      Contador Publico (U.B.A.)
C.P.C.E.C.A.N.A. T(degree)56 -F(degree)96













Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions.

Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)


                                                                       2005              2004             2003
                                                                    ----------        ----------        ---------
    ASSETS
    ------
CURRENT ASSETS
--------------
     Cash and cash equivalents                                         80,777            76,229          158,611
     Trade accounts receivable, net (Note 4 a)                        139,771           141,035          144,721
     Other receivables, net (Notes 4 b) and 7)                         24,415            39,504           29,287
     Inventories (Note 4 c)                                           213,797           133,634          186,061
     Other current assets (Note 4 d)                                      942                              2,036
                                                                    ----------        ----------        ---------
         Total Current Assets                                         459,702           390,402          520,716
                                                                    ----------        ----------        ---------

NON-CURRENT ASSETS
------------------
     Other receivables, net (Note 4 b)                                 41,630            37,961           48,804
     Deferred income tax (Note 4 e)                                        47                 5              289
     Investments                                                       11,886             8,257           10,898
     Spare parts and supplies (Note 4 f)                               27,031            25,723
     Property, plant and equipment, net (Notes 4 g) and 7)            974,236         1,046,110        1,185,953
     Plantations in progress (Note 4 h)                                59,207            58,509           57,788
     Intangible assets, net (Note 4 i)                                    112               149              231
     Goodwill (Note 4 j)                                                                                  35,034
     Other non-current assets (Notes 4 d) and 7)                       14,443            24,990            3,487
                                                                    ----------        ----------        ---------
         Total Non-Current Assets                                   1,128,592         1,201,704        1,342,484
                                                                    ----------        ----------       ----------
         TOTAL                                                      1,588,294         1,592,106        1,863,200
                                                                    ==========        ==========       ==========

         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------
CURRENT LIABILITIES
-------------------
     Accounts payable (Notes 4 k) and 7)                              190,011           154,569          149,332
     Loans (Note 4 l) and 7)                                            7,335            27,828          540,358
     Taxes, accrual for tax relief and other (Notes 4 m) and 7)        22,171            17,828           15,349
     Accrued salaries, wages, payroll taxes and others (Note           25,629            19,483           15,474
       4 n)
     Accrued litigation and other expenses (Note 4 o)                   4,375             5,034            4,082
                                                                    ----------        ----------        ---------
         Total Current Liabilities                                    249,521           224,742          724,595
                                                                    ==========        ==========        =========

NON-CURRENT LIABILITIES
-----------------------
     Accounts payable (Notes 4 k) and 7)                               14,262            20,220            5,994
     Loans (Notes 4 l) and 7)                                         582,021           614,934          721,439
     Taxes and accrual for tax relief (Notes 4 m), 7 and 8)            32,815            36,202           37,872
     Accrued salaries, wages, payroll taxes and others (Note              764             1,125            2,684
       4 n)
     Accrued litigation and other expenses (Note 4 o)                  11,410            11,767            8,838
                                                                    ----------        ----------        ---------
         Total Non-Current Liabilities                                641,272           684,248          776,827
                                                                    ----------        ----------        ---------
         Total Liabilities                                            890,793           908,990        1,501,422
MINORITY INTEREST                                                           1                 1            4,358

SHAREHOLDERS' EQUITY                                                  697,500           683,115          357,420
                                                                    ----------        ----------        ---------

         TOTAL                                                      1,588,294         1,592,106        1,863,200
                                                                    ==========        ==========       ==========

              The accompanying Notes are an integral part of these
                       consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)


                                                                   2005                2004               2003
                                                               ------------       -------------       ------------
Net sales (Note 4 p)                                            1,599,203           1,385,390          1,132,141
Cost of sales (Note 4 q)                                       (1,267,011)         (1,127,035)          (945,429)
                                                               ------------       -------------       ------------
     Gross income                                                 332,192             258,355            186,712

Expenses:
   Selling (Note 4 r)                                            (277,271)           (220,418)          (175,643)
   General and administrative (Note 4 r)                          (58,426)            (50,944)           (43,601)
   Other (Note 4 r)                                                (1,830)             (7,078)           (10,986)
                                                               ------------       -------------       ------------
     Operating loss                                                (5,335)            (20,085)           (43,518)

Other expenses, net (Note 4 s)                                    (10,425)            (19,578)           (19,747)
Amortization of goodwill                                                               (3,858)            (4,077)
Interest expense                                                  (53,116)           (117,656)          (123,744)
Interest income                                                     5,066               2,353              7,764
Holding results and other financial results, including the
   effects of inflation in 2003                                    (7,200)            (25,164)            (2,418)
                                                               ------------       -------------       ------------
Loss before income tax, minority interest and
   extraordinary income                                           (71,010)           (183,988)          (185,740)

Income tax (Note 4 t)                                                 (42)               (279)               181
Minority interest                                                      (1)                  1                (86)
                                                               ------------       -------------       ------------
     Loss before extraordinary income                             (71,053)           (184,266)          (185,645)
                                                               ------------       -------------       ------------

Extraordinary item - Income (Note 4 u)                             37,793             509,961
Income tax (Note 4 v)                                          ------------       -------------       ------------

Extraordinary income                                               37,793             509,961
                                                               ------------       -------------       ------------

     NET (LOSS) INCOME                                            (33,260)            325,695           (185,645)
                                                               ============       =============       ============

Earnings per common share
     Loss before extraordinary income                               (0.15)              (0.45)             (0.45)
     Extraordinary income                                            0.08                1.24
                                                               ------------       -------------       ------------
     Total                                                          (0.07)               0.79              (0.45)
                                                               ============       =============       ============

              The accompanying Notes are an integral part of these
                       consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)

                                                                            Shareholders' contributions

                                                                            Adjustment     Additional
                                                                  Common     to common       paid-in     Irrevocable       Total
                                                                   stock      stock          capital       capital     contributions

Balance as of January 1, 2003                                     409,902     490,763        44,090            366        945,121

Resolution of General Extraordinary Shareholders' Meeting
  held on April 28, 2003:
    Merger with Cabana Los Charas S.A. (Note 3 a)(1)
Net loss
Balance as of December 31, 2003                                   409,902     490,763        44,090            366        945,121

Net income
Balance as of December 31, 2004                                   409,902     490,763        44,090            366        945,121

Irrevocable capital contributions accepted by the Board
  of Directors on February 8, 2005 (Note 6):
    Shares in other company                                                                                                 5,305
    Cash                                                                                                                   42,392
Resolution of General Ordinary and Extraordinary
  Shareholders' Meeting held on March 31, 2005 (Note 6):
    Absorption of accumulated losses                                         (217,550)      (44,090)          (366)      (262,006)
    Adjustment to irrevocable capital contributions-
      shares in other company                                                                                                 (52)
    Capitalization of irrevocable capital contributions-
      shares in other company                                       5,253                                                  (5,253)
    Capitalization of irrevocable capital contributions-
      cash                                                         42,392                                                 (42,392)
Net loss
Balance as of December 31, 2005                                   457,547     273,213                      730,760        (33,260)



Retained earnings

  Accumulated
    losses         Total

   (402,056)       543,065




   (185,645)      (185,645)
   (587,701)       357,420

    325,695        325,695
   (262,006)       683,115



      5,305          5,305
     42,392         42,392


    262,006

        (52)           (52)




    (33,260)       (33,260)
    697,500


(1) The increase in common stock and net equity due to the merger with Cabana Los Charas S.A. amounted to $1.

              The accompanying Notes are an integral part of these
                       consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)


                                                                             2005            2004             2003
                                                                          ----------      ----------       ----------
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Loss before extraordinary income                                           (71,053)       (184,266)        (185,645)
Adjustments to reconcile loss before extraordinary income to net cash provided by operating activities:
   Interest expense                                                         53,116         117,656          123,744
   Interest income                                                            (593)           (542)          (2,193)
   Provision for income tax                                                     42             279             (181)
   Depreciation of property, plant and equipment                            98,500         103,261          108,964
   Consumption of supplies                                                   4,689
   Amortization of intangible assets                                            37              82               65
   Amortization of other investments                                           353             336              337
   Amortization of goodwill                                                                  3,858            4,077
   Provision for doubtful accounts, sale rebates, other assets,
     litigation and contingencies                                           17,328          20,519           22,118
   Financial and holding results, net                                       23,763          35,604           (4,878)
   Loss (gain) on sale and retirements of assets                               625           2,132           (2,253)
   Change in minority interest                                                              (2,399)          (1,755)
   Payments of interest                                                         (9)            (64)             (54)
   Collection of interest                                                      311             188            1,700
                                                                          ----------      ----------       ----------
Subtotal                                                                   127,109          96,644           64,046
Net change in working capital and other components (Note 3 e) 18)          (41,744)         47,770           (4,519)
                                                                          ----------      ----------       ----------
Net cash provided by ordinary operating activities                          85,365         144,414           59,527
                                                                          ----------      ----------       ----------
Extraordinary item - Income                                                 37,793         509,961
Adjustments to reconcile extraordinary income to net cash used in extraordinary income:
   Net gain on renegotiation of debt                                       (40,629)       (588,546)
   Fees, commissions and other expenses related to the debt
     restructuring                                                                           5,118
   Write-down of other assets                                                               28,020
   Impairment of goodwill                                                                   29,218
                                                                          ----------      ----------       ----------
Net cash used in extraordinary income                                       (2,836)        (16,229)
                                                                          ----------      ----------       ----------
Net cash provided by operating activities                                   82,529         128,185           59,527
                                                                          ----------      ----------       ----------

Cash flows from investing activities:
   Purchase of property, plant and equipment                               (30,511)        (25,694)         (17,357)
   Purchase of plantations in progress                                      (5,129)         (2,380)          (1,858)
   Purchase of intangible assets                                                                               (150)
   Proceeds from sale of property, plant and equipment and other
     assets                                                                  3,669           5,647           10,785
   Acquisition of additional interest in a subsidiary                                                        (1,300)
   Acquisition of other investments                                         (1,073)           (663)            (961)
   Proceeds from sale of government bonds                                    1,751           1,282
                                                                          ----------      ----------       ----------
Net cash used in investing activities                                      (31,293)        (21,808)         (10,841)
                                                                          ----------      ----------       ----------

Cash flows from financing activities:
   Cash contributions from shareholders                                     42,392
   Additional borrowings                                                                     8,965            3,640
   Payments of principal                                                   (34,190)       (173,561)          (5,885)
   Payments of interest                                                    (54,284)        (22,924)          (1,341)
   Payments of other liabilities                                              (606)         (1,239)          (2,943)
                                                                          ----------      ----------       ----------
Net cash used in financing activities                                      (46,688)       (188,759)          (6,529)
                                                                          ----------      ----------       ----------

Increase (decrease) in cash and cash equivalents                             4,548         (82,382)          42,157
Cash and cash equivalents at beginning of year                              76,229         158,611          116,454
                                                                          ----------      ----------       ----------
Cash and cash equivalents at end of year                                    80,777          76,229          158,611
                                                                          ==========      ==========       ==========


        The accompanying Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)

NOTE 1 -FINANCIAL DEBT RESTRUCTURING

a)   Unsecured Debts
     ---------------

     The Company presented on September 16, 2004 to certain of its creditors the final proposal for the restructuring of its unsecured debts consisting of Senior Notes due 2008 and bank debts. The proposal allowed the creditors to choose between the two alternatives described below.

     The creditors had up to October 19, 2004 to accept the terms of the restructuring plan, and creditors representing approximately 97.8% of total unsecured debts accepted.

     The Board of Directors authorized the execution of the contracts covering the restructuring on October 22, 2004.

     The alternatives under the restructuring plan were the following:

          a. Cash Tender Offer: The Company offered the repurchase of the unsecured debts up to US$85 million at a price equal to 60% of the principal amount, excluding additional payments for interest accrued and unpaid on the debts, subject to prorating and reallocation if outstanding debts of interested creditors exceeded the maximum cash tender offer amount. The total debts repurchased amounted to US$85,015,118.65.

          b. Exchange Offer: The Company offered to exchange the existing unsecured debts for new debts under the following conditions:

               o For each US$1,000 principal amount of existing Senior Notes due 2008, US$1,000 principal amount of (a) a New Senior Note due 2012 - Series A, or (b) a New Collateralized Floating Rate Debt (U.S. Dollar-denominated); and

               o For each item of our existing bank debts, a principal amount of (a) a U.S. Dollar-denominated New Senior Note due 2012 - Series B equal or equivalent to the principal amount of such item of existing bank debts, or (b) a New Collateralized Floating Rate Debt denominated in the currency of such item of existing bank debts.

               No additional payment was made on unpaid accrued interest on the existing unsecured debts under the Exchange Offer.

               Following the closing of the foregoing restructuring, the Company issued New Senior Notes due 2012 (consisting of Series A and Series B) for a total principal amount of US$157,190,000, and New Collateralized Floating Rate Debt for the equivalent of approximately US$79,725,000.

          c. New Senior Notes due 2012: The New Senior Notes due 2012 - Series A-1 are listed in the Buenos Aires Stock Exchange, Series A-2 are in the process of being authorized by the Buenos Aires Stock Exchange, and the New Senior Notes due 2012 - Series B are unlisted. They bear interest at a rate of 8% per annum, payable in cash, semi-annually (every June 30 and December 31), in arrears.

          d. Certain Specific Conditions of the New Senior Notes due 2012: The terms of the New Senior Notes due 2012 are as follows:

               I. Limited right to capitalize interest: On any interest payment date prior to 2007, a portion of the interest payment due and payable on such date could be paid through the issuance of the additional New Senior Notes due 2012 in an aggregate principal amount not to exceed US$10 million.

               II. Mandatory redemption from excess cash flow: On each June 30, commencing on June 30, 2006, the Company shall (a) apply the excess cash from the preceding year to redeem at par the New Senior Notes due 2012 in an amount up to the principal amount of the New Senior Notes due 2012 issued to pay a portion of interest accrued on such New Senior Notes due 2012 pursuant to paragraph I above, and (b) provided that the excess cash flow for the preceding year exceeds by at least US$1 million or its equivalent the amount applied on such redemption date pursuant to the preceding clause (a), apply to redeem ratably and at par a principal amount of the New Senior Notes due 2012 equal to 75% of (x) such excess cash for such preceding year minus (y) the amount so applied pursuant to the preceding clause (a).

                    "Excess cash" is defined as EBITDA for a given fiscal year adjusted for certain item as defined in the relevant agreements. In no case the cash balance after these mandatory repayments could be lower than US$10 million or 1.5% of net sales, whichever is higher (see also paragraph f) of this Note).

               III. Registration Rights: The Company offered to the holders of the New Senior Notes due 2012 the exchange for new notes (Registered New Senior Notes due 2012), substantially with the same conditions, registered with the United States of America Securities and Exchange Commission ("SEC"). Such registration became effective on May 24, 2005. According to the terms agreed with the noteholders, the exchange of the New Senior Notes due 2012 for the Registered New Senior Notes due 2012 was completed on June 8, 2005 as described below:

                                   Amount -
          Series               Thousands of US$           SEC Registered
   --------------------- ----------------------------- ---------------------

           A-1                        11,146                    No
           A-2                       142,874                   Yes
           B-2                         3,170                   Yes
                                     -------
                                     157,190
                                     =======

          e. New Collateralized Floating Rate Debt: The principal on the New Collateralized Floating Rate Debt is payable as follows:


                                                       % of the
                                                       Original
                 Principal Payment Date             Principal Amount
----------------------------------------------------------------------------
December 31, 2007                                          5
June 30, 2008                                              5
December 31, 2008                                          5
June 30, 2009                                              5
December 31, 2009                                          10
June 30, 2010                                              10
December 31, 2010                                          20
June 30, 2011                                              20
December 31, 2011                                          20

               The New Collateralized Floating Rate Debt bears interest on a floating rate basis at an interest rate determined by reference to LIBOR applicable to U.S. dollar or Euro deposits, for successive periods, the first of which commenced on July 31, 2004, plus 2.5%, provided, however that such rate of interest shall not exceed 5% per annum. Interests are payable in cash and in arrears on December 31 or on June 30 every year.

               Each item of the New Collateralized Floating Rate Debt is denominated in the currency of the existing debt exchanged for such item. This debt is a senior debt.

          f. Certain terms and conditions applicable to both the New Senior Notes due 2012 and the New Collateralized Floating Rate Debt:

               I. Collateral: Both types of debt are secured on a first priority basis by two pledges provided to the collateral agent by the shareholders of Mastellone Hermanos Sociedad Anonima, of a number of shares equal to 49% of the Company's capital stock and voting rights multiplied by a fraction, the numerator of which is the aggregate principal amount of the New Senior Notes due 2012 (or of the New Collateralized Floating Rate Debt, as the case may be), and the denominator of which is such aggregate principal amount of the New Senior Notes due 2012 plus the aggregate principal amount of the New Collateralized Floating Rate Debt.

               II. Subsidiary Guarantee: The subsidiaries Leitesol Industria e Comercio Ltda., Mastellone San Luis S.A. and Promas S.A. guarantee the New Senior Notes due 2012 and the New Collateralized Floating Rate Debt.

               III. Additional Amounts: The Company is obligated to pay such additional amounts as may be necessary so that the amount received by holders of the New Senior Notes due 2012 after tax-related withholdings or deductions in relation to the New Senior Notes due 2012, will not be less than the amount that holders of the New Senior Notes due 2012 would have received in the absence of the withholding or deduction. If an item of the New Collateralized Floating Rate Debt is transferred to a holder that is subject to a higher withholding tax than the tax that is applicable to the transferor, the Company shall only pay the withholding tax applicable to the transferor on the date of the transfer.

               IV. Optional redemptions or voluntary repayments: (a) The Company may redeem the New Senior Notes due 2012, in whole or part, at any time or from time to time, at face value plus interest accrued to the redemption date on the amount redeemed; (b) subject to certain conditions, the Company may repurchase New Senior Notes due 2012 in the open market, or by a tender or through direct transactions, at any price;
                    (c) additionally, subject to compliance with the Indenture Agreement, the Company may repay the New Collateralized Floating Rate Debt in whole or in part, at any time, at face value plus interest accrued to the repayment date on the amount repaid, inasmuch as such prepayment is funded by means of new financial facilities, with comparable or better financial costs and payment terms.

               V. Certain covenants: The Company has issued the New Senior Notes due 2012 under an Indenture Agreement and the New Collateralized Floating Rate Debt under a loan agreement. The Company is bound under both agreements by certain covenants, including reporting requirements, and limitations affecting the Company's ability and the restricted subsidiaries' ability to: borrow money, pay dividends on stock, redeem stock or redeem subordinated debt, make investments, sell capital stock of subsidiaries, guarantee other indebtedness, enter into agreements that restrict dividends or other distributions from restricted subsidiaries, enter into transactions with unrestricted subsidiaries and affiliates outside the ordinary course of business, create or assume liens, engage in mergers or consolidations, and enter into a sale of all or substantially all of the Company's assets, and prepay the New Collateralized Floating Rate Debt (a covenant applicable only to the New Senior Notes due 2012).

               VI. Other Penalties: There are several clauses relating to change of control and other events of default, which will permit acceleration of the payment of the principal of and accrued interest on the New Senior Notes due 2012 and the New Collateralized Floating Rate Debt. Moreover, under certain circumstances, the Company shall repay both debts with the proceeds from the sale of assets.

               VII. Governing Law: The governing law for the Indenture Agreement covering the New Senior Notes due 2012 and the loan agreements covering the New Collateralized Floating Rate Debt and subsidiary guarantee is the law of the State of New York (United States). The Argentine Law applies for the pledge of shares as collateral of the New Senior Notes due 2012 and the New Collateralized Floating Rate Debt.

          g.   Public Offering and Listing of the New Senior Notes Due 2012:
               -------------------------------------------------------------

               The Argentine National Securities Commission (Comision Nacional de Valores or CNV) approved the issuance of the New Senior Notes due 2012 into the Public Offering Regime through its Resolution N(degree) 14,925 dated October 7, 2004, with the New Senior Notes due 2012 - Series A authorized for listing in the Buenos Aires Stock Exchange starting on October 14, 2004 (see also paragraph c) 1. of this Note 1).

b)   Secured Debt
     ------------

     The Company separately negotiated with creditors holding secured debts representing about 5% of the total existing debts as of September 30, 2003.

         o The Company reached an agreement on November 7, 2003 to restructure the debt with Rabobank Curacao N.V. that was secured by the main powdered milk plant and the assets in the plant. The restructuring agreement provided for a reduction of interest rates and for the repayment of principal in quarterly installments. The restructured debt was paid in full in March 2005.

         o The Company agreed on April 6, 2004 with COFACE to restructure its debt that was secured by a pledge over tanks used to transport milk. This agreement provided for a reduction of interest rates and for the repayment of principal in semiannual installments. The restructured debt was paid in full in March 2005.

         o The Company agreed to refinance its secured loan with Calyon (successor of Credit Lyonnais S.A. - France). The proceeds from the original loan were used to finance the acquisition of a cheese plant, which was never placed in operations. Such plant was pledged as collateral for the debt. On June 4, 2004 the Company's Board of Directors approved the refinancing agreement consisting in releasing the Company from the payment of interest accrued through June 3, 2004 and the repayment of the entire outstanding principal of US$9,852,998 in increasing semi-annual installments, with the first payment due on March 30, 2006 and the final payment due on March 30, 2010, bearing interest at LIBOR plus 2.5%, with a cap of 5% annually. Calyon, on December 20, 2005, accepted payment for a portion of the loan with face value US$4,375,000, at 80% of face value. As of December 31, 2005 the outstanding principal amounts to US$5,477,998 (US$9,852,998 as of December 31, 2004).

c) The effects of the restructuring of the unsecured debts pursuant to the terms described in the paragraphs above were as follows:

     1.   Senior Notes due 2008 (issued on March 31, 1998):

                                                          Amount - Thousands
       Balances and Effects of the Restructuring                 of US$
--------------------------------------------------------------------------------

Total amount issued                                            225,000
Less - portion settled in a cash tender offer                  (63,832)
Less - portion exchanged for:
     New Senior Notes due 2012 - Series A                     (154,020)
     New Collateralized Floating Rate Debt                         (57)
                                                              ------------
Amount not restructured                                          7,091
                                                              ============

     In addition, bank debts amounting to thousands of US$3,170 were exchanged for New Senior Notes due 2012 - Series B. Consequently, the New Senior Notes due 2012 - Series A and B amount to thousands of US$157,190.

     The Company paid, in 2005, Senior Notes due 2008 with principal amount totaling thousands of US$1,350, from holders that did not participate in the restructuring agreed in October 2004. The Company recognized gains on the settlement of such debt in extraordinary income.

     Furthermore, on June 23, 2005, the Company agreed with the holders of the Senior Notes due 2008 (which did not participate in the renegotiation agreed in October 2004) the restructuring of Senior Notes due 2008 with face value of thousands of US$5,390. This agreement stipulates the exchange of the above mentioned Senior Notes due 2008 for New Senior Notes due 2012
     - Series C, essentially under the same conditions as the New Senior Notes due 2012 issued in October 2004, including the right to collect interest accrued starting from July 31, 2004. The exchange of the Senior Notes due 2008 for the New Senior Notes due 2012 - Series C was approved by the CNV on September 7, 2005. The Company recognized gain of 7,031 as a result of the waiver of unpaid accrued interests.

     As of December 31, 2005, the remaining face value of the Senior Notes due 2008 after taking into account the foregoing amounted to thousands of US$351.

2.   Existing Unsecured Bank Debts:

                                                          Amount - Thousands
      Balances and Effects of the Restructuring                 of US$
--------------------------------------------------------------------------------

Existing bank debt                                             104,021
Less - portion settled in a cash tender offer                  (21,183)
Less - portion exchanged for:
        New Senior Notes due 2012 - Series B                    (3,170)
        New Collateralized Floating Rate Debt                  (79,668)
                                                            -------------
Amount not restructured
                                                            -------------

     New Collateralized Floating Rate Debt amounts to the equivalent of thousands of US$79,725, which consisted of amount exchanged with Senior Notes due 2008 of thousands of US$57 and amount exchanged with unsecured bank debts of thousands of US$79,668.

     On February 8, 2005 the loan agreement with Compagnie Gervais Danone, renegotiated together with the other debts on October 22, 2004 and converted into New Collateralized Floating Rate Debt in that renegotiation, was amended as follows:

     a. The principal of the related New Collateralized Floating Rate Debt was reduced through a waiver from US$29,131,433 to US$15,000,000.

     b. Payment of the reduced balance in a single payment on December 31, 2013 instead of repayment in installments starting 2007 up to 2011 as previously agreed.

     c. Payment of a fixed interest rate at 8% commencing from January 1, 2005 instead of a floating interest rate of LIBOR plus 2.5% with a cap of 5%.

     d. Other revisions were made to the loan agreement to incorporate, to the extent possible, the other conditions of this debt to those of the New Collateralized Senior Notes due 2012.

     The portion of the debt with Compagnie Gervais Danone that was waived of US$14,131,433 (thousands of pesos 41,260) was recognized in extraordinary income in February 2005.

3. Waiver of unpaid interest accrued up to July 30, 2004 on the Senior Notes due 2008 and the existing unsecured debts, including penalty on interest, amounting to an equivalent of thousands of US$111,233 or thousands of pesos 331,585 was recognized in extraordinary income in 2004.

4. The outstanding balance of non-restructured Senior Notes due 2008 continues to accrue the originally agreed interest rates, including the pertinent penalty interest.

d)   Accounting for the Debt Restructuring:

     1. The following were charged or credited to extraordinary results for the year ended December 31, 2004:

                                                                                Amount - Thousands
                                    Item                                             of Pesos
------------------------------------------------------------------------------ ----------------------
Waiver of unpaid accrued interest and penalty interest computed at the
    interest rates applicable before the debt restructuring                            323,292
Restructuring expenses for the Senior Notes due 2008 and the bank debt, either those capitalized up to June 30, 2004, or those accrued as agreed
    for the closing of the transaction                                                 (19,089)
Income arising from the Cash Tender of US$85,015                                       100,709
Income arising from the recording of the fair value of the new debt (see
    point 2. below)                                                                    155,945
                                                                                    --------------
Extraordinary gain arising from the restructuring of the unsecured debts               560,857
                                                                                    ==============

     2. The exchange of debt instruments with substantially different terms is considered an extinguishment of the old debt instrument under Argentine accounting standards with the old debt instrument derecognized from the consolidated balance sheets. The new debt instrument should be initially recorded at fair value and such amount is used to determine the debt extinguishment gain or loss to be recognized. Fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. Debt extinguishment gain of Ps155,945 thousands, using a market interest rate of 12% per annum to determine the present value of the future cash flows of the new debts, was credited to income as an extraordinary item in 2004.

     3. The debt not included in the restructuring agreements is presented as a non-current liability based on its original maturity date (2008).

The restructured and non-restructured debts as of December 31, 2005, net of payments made through December 31, 2005, consisted of the following:


                Debt                   Amount in the Original                Amount in           Registration (*)
                                       currency - in thousands            thousand pesos
----------------------------------------------------------------------------------------------------------------------
Restructured Debts:
------------------
New Senior Notes due 2012:
Series A-1                                US$           11,146                33,795               CNV, BCBA, MAE
Series A-2                                US$          140,574               426,221               CNV, SEC; MAE
Series B-2                                US$            3,170                 9,611               CNV, SEC
Series C                                  US$            5,390                16,342               CNV
                                                    ----------             ---------
Total                                     US$          160,280               485,969
                                                    ==========             =========
New Collateralized Floating Rate Debt     US$           48,512               147,088               N/R
New Collateralized Floating Rate Debt     (euro)         1,631                 5,851               N/R
New Collateralized Floating Rate Debt      $               480                   480               N/R
                                                                           ---------
                                                                             153,419
                                                                           =========
Fixed Rate Debt                           US$           15,000                45,480               N/R
                                                                           =========
Secured Debt                              US$            5,478                16,609               N/R
Non-restructured Debts:
----------------------
Senior Notes due 2008                     US$              351                 1,064               CNV, BCBA, MAE
                                                                           =========

         (*)      CNV:        National Securities Commission
                  BCBA:       Buenos Aires Stock Exchange
                  MAE:        Electronic Open Market
                  SEC:        Securities and Exchange Commission (United States)
                  N/R:        Debt not registered

e)   Determination of excess cash as of December 31, 2005:

     The excess cash as of December 31, 2005 determined pursuant to section a)
     d. II. of this Note is as follows:

                                           Item                                                      Consolidated
                                                                                                       amounts
                                                                                                 -------------------
Net loss                                                                                               (33,260)
Income tax expense                                                                                          42
Amortization expense                                                                                        37
Depreciation expense (including depreciation of assets presented as non-current
     investments)                                                                                       98,853
Fixed charges (interest expense)                                                                        53,116
Add:  Non-cash item reducing net income                                                                 27,893
Minus:  Non-cash item increasing net income                                                            (40,629)
                                                                                                 -------------------
         EBITDA for the year 2005                                                                      106,052
                                                                                                 -------------------
Minus:  Capital expenditures (net of those made with cash proceeds from the sale of
     assets)                                                                                           (21,792)
Minus:  Cash income taxes                                                                               (9,756)
Minus:  Cash used to make interest payments                                                            (54,284)
Minus:  Cash used to repay principal of the Senior Notes due 2012, secured debt and leases             (24,655)
                                                                                                 -------------------
         Excess cash (deficit)                                                                          (4,435)
                                                                                                 ===================

NOTE 2 - THE COMPANY - OPERATIONS AND MAJOR CUSTOMERS

Mastellone Hermanos Sociedad Anonima and its consolidated subsidiaries (the "Company") is Argentina's leading processor and manufacturer of fresh consumption dairy products.

Its sales are concentrated in the Buenos Aires metropolitan area, Argentina's largest market for such products, but the Company's operations cover practically every significant market throughout the rest of the country.

The Company also exports dairy products (mainly powdered milk) and provides various services (such as raw milk procurement and industrial services) to Danone Argentina S.A. under long-term agreements (see Note 9).

Ministerio de Desarrollo Humano y Trabajo (Ministry of Human Resources Development and Work) accounts for 7.4% of the Company's net sales for the year ended December 31, 2005 (7.8% and 10.8% in 2004 and 2003, respectively). No other single customer accounts in excess of 10% of the Company's net sales.

The Company's net sales by distribution channels are as follows:

                                                         2005          2004             2003
                                                      ----------    ----------       ----------
Domestic sales:
     Traditional retailers and supermarkets           1,176,732       906,771          848,259
     Government and commercial bids                     146,512       150,007          124,008
     Other                                               58,874        34,698           26,072
     Services                                            30,647        25,778           13,421
Export /  Foreign                                       186,438       268,136          120,381
                                                      ----------    ----------       ----------
                  Total                               1,599,203     1,385,390        1,132,141
                                                      ==========    ==========       ==========

NOTE 3 - ACCOUNTING POLICIES

a)   Consolidated financial statements
     ---------------------------------

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Argentina ("Argentine GAAP"). The format and disclosures have been adapted to conform more closely to the form and content of financial statements presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In this respect, see also Note 14 Summary of significant differences between Argentine GAAP and U.S. GAAP.

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation.

     The accounts of the following companies were included in consolidation:

                                                                            % of Holding
Company                                                 2005            2004            2003
-------------------------------------------        --------------- --------------- ---------------
Cabana Los Charas S.A.                                                                    (1)
Con-Ser Promotora y Asesora de Seguros S.A.               99.99          99.99          99.96
Frigorifico Rydhans S.A.                                 100.00         100.00         100.00
Leitesol I.C.S.A. (2)                                    100.00         100.00         100.00
Marca 4 S.A.                                              99.99          99.99          99.99
Mastellone Hermanos do Brasil Comercial                  100.00         100.00         100.00
    e Industrial Ltda. (dormant company)
Mastellone San Luis S.A.                                 100.00         100.00          94.05
Promas S.A.                                              100.00         100.00          99.97
Puralactea S.A.                                          100.00         100.00          99.99


     (1) Cabana Los Charas S.A. merged into Mastellone Hermanos Sociedad Anonima effective January 1, 2003. The merger was approved by the National Securities Commission on October 1, 2003.

     (2) Leitesol I.C.S.A. is a Brazilian subsidiary of Mastellone Hermanos Sociedad Anonima. It is an integrated subsidiary, with no independent cash flow, trading exclusively Company's products in the Brazilian market. The remeasurement from Brazilian real to Argentine peso was credited or charged to the consolidated statements of operations.

b)   Argentine Peso devaluation
     --------------------------

     The Argentine Convertibility Law, which pegged the exchange rates between the Argentine peso and the United States dollar as reported by Banco de la Nacion Argentina in the range of approximately 0.99/ 1.00 pesos per dollar, was in force since April 1, 1991.

     The Argentine Government announced on January 2, 2002 that the one-to-one exchange rate would no longer be maintained and, on January 6, 2002, enacted Law N(degree) 25,561, titled "Public Emergency and Reform of the Exchange regime".

     At December 31, 2005 the rate of exchange for the United States dollar as reported by Banco de la Nacion Argentina was of $3.03 per dollar. At the date of issuance of the accompanying financial statements (March 29, 2006), such rate of exchange increased to approximately $3.08 per dollar. At December 31, 2004 and 2003 the rate of exchange for the same currency and reported by the same Bank was of $2.98 and $2.93 per dollar, respectively.

c)   Inflation in Argentina
     ----------------------

     The wholesale price index increased 172% up to February 2006 (10.7% in 2005) subsequent to the devaluation of the Argentine peso in 2002.

     On March 6, 2002, the Professional Council in Economic Sciences of the City of Buenos Aires issued its Resolution MD 3/2002, which required the restatement of financial statements as from March 31, 2002 to reflect the effects of inflation, with a procedure similar to the one established by the IAS 29 (Financial Reporting in Hyperinflationary Economies) issued by the International Accounting Standards Board.

     The procedure requires the restatement of non-monetary items (mainly property, plant and equipment, intangible assets, shareholders' equity and profit and loss accounts) based on the movement of the wholesale price index, published by the National Institute of Statistics and Census, while monetary assets are stated at their nominal value. The result on exposure of monetary items to the variations in the purchasing power of the Argentine peso is charged or credited to consolidated statements of operations.

     The Company discontinued the restatement of the consolidated financial statements to reflect the effects of inflation effective March 1, 2003 pursuant to Decree N(degree) 664/2003 and General Resolution N(degree) 441/03 issued by the National Securities Commission. Accordingly, the Company has restated its consolidated financial statements to reflect the effects of inflation only through February 2003. The Professional Council of Economic Sciences of the City of Buenos Aires, however, required the discontinuance of the restatement of consolidated financial statements to reflect the effects of inflation on October 1, 2003, through the Resolution CD N(degree) 190/2003. The wholesale price index decreased by 2.10% for the period from March 1, 2003 to September 30, 2003. Accordingly, management estimated that the effect of the discontinuance of the reflection of the effects of inflation effective March 1, 2003 did not materially affect the consolidated financial statements.

d)   Revenue recognition
     -------------------

     The Company and its foreign subsidiary recognize revenue from product sales when a product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable. Delivery occurs, in the case of product sales to domestic customers, when products are received by or physically transferred to the custody of the customers, generally at their respective warehouses as the term of such shipments is usually FOB Destination. In the case of product sales to customers outside Argentina, delivery occurs after the Company has completed customs shipment procedures domestically and has transferred custody of the product to buyer's transportation carrier as the term of such shipments is usually FOB Shipping Point. The Company records cash discounts and volume rebates at the time the related revenue from product sale is recognized. Such discounts are reported as reduction from the related revenue from product sale. It also recognizes allowance for doubtful accounts based on customer collection history and for trade discounts and sales returns based on historical experience.

     The Company recognizes service revenues as follows: (i) production of specific products on behalf of other companies ("facon" agreements) - when a customer picks up the product produced from the Company's manufacturing facilities; (ii) procurement of raw milk for Danone- when the Company delivers the raw milk it procured to the manufacturing facility of Danone; and (iii) provision of marketing and other administrative services to Logistica La Serenisima Sociedad Anonima - over the agreed service period.

e)   Valuation criteria
     ------------------

     1)   Accounting principles
          ---------------------

          o    Applied since 2003
               ------------------

               Effective 2004, the Company adopted Technical Resolution N(degree) 21, issued by the Argentine Federation of Professional Council in Economic Sciences (approved through Resolution CD N(degree) 87/2003 issued by the Professional Council in Economic Sciences of the City of Buenos Aires), with certain modifications introduced by the National Securities Commission ("CNV") through its General Resolution N(degree) 459/04. According to the requirements of the CNV, Technical Resolution N(degree) 21 should have been adopted by the Company for the preparation of its 2005 financial statements; however, early application was permitted. Such accounting standard requires the disclosure of balances and operations with related parties and resulted in the consolidation of the subsidiary company Con-Ser Promotora y Asesora de Seguros S.A., not consolidated until fiscal year 2003, because of its dissimilar activity.

               The Company, as allowed in Technical Resolution N(degree) 21, retroactively restated its consolidated financial statements for the year ended December 31, 2003 for comparability.

               In addition, Technical Resolutions N(degree) 8, 9 and 16 to 21, which were issued by the Argentine Federation of Professional Councils in Economic Sciences and adopted by the National Securities Commission through its General Resolution N(degree) 434/2003, became effective January 1, 2003. The Company has adopted the foregoing accounting standards in the preparation of the accompanying financial statements.

          o    Applicable in 2006
               ------------------

               The Argentine Federation of Professional Councils of Economic Sciences introduced certain revisions to Argentine accounting principles through Resolution N(degree) 312/2005. The foregoing Resolution was adopted on August 10, 2005 by the Professional Council of Economic Sciences of the City of Buenos Aires (Resolution CD N(degree) 93/2005) and became effective beginning January 1, 2006.

               The National Securities Commission issued General Resolution N(degree) 485/2005 on December 29, 2005 re-affirming the effectivity of the above mentioned Resolution CD N(degree) 93/2005 for fiscal years or interim periods beginning on or after January 1, 2006. General Resolution N(degree) 485/2005 was subsequently modified by General Resolution N(degree) 487/2006 issued on January 26, 2006 (the amendment concerns the accounting treatment in deferred taxation of the restatement of property, plant and equipment to reflect the impact of inflation, which is more fully explained in point (ii) of the following paragraph).

               It is the Company's Board of Directors' and Management's view that application of the new accounting standards will not have material impact on the financial position or the results for the year ending December 31, 2006. The two most important standards are: (i) the standard requiring the estimate of the recoverable value of property, plant and equipment on the basis of projected discounted cash flows and comparing the recoverable value with the net carrying amounts of those assets as a first step in an impairment analysis, while the current accounting standard requires as a first step in the impairment analysis, the comparison with the projected undiscounted cash flows expressed in nominal values. Had the new standard been applied in 2005, the recoverable value would have been higher than the net carrying amount of property, plant and equipment, and, therefore, no impairment losses would have been recognized; (ii) the Company will not apply the option of considering as a temporary difference the restatement of property, plant and equipment balances to reflect the impact of inflation, recorded in 2002, thus maintaining the current approach of considering such difference as a permanent difference for deferred taxation purposes. For this reason, the new accounting standard requires the disclosure in a note to the financial statements of the effect, if any, that would have caused in deferred taxation to consider the above mentioned restatement in accordance with inflation as a temporary difference. The deferred tax liability that would have been recognized as of December 31, 2005 had the Company elected to recognize as temporary difference the impact of inflation would have amounted to Ps 95,521.

          2) Monetary items - Cash, cash equivalents, receivables and liabilities stated in Argentine pesos, have been valued at their nominal values plus accrued interest as of the end of each year, when applicable.

               Non-interest earning long-term receivables and non-interest bearing long-term payables have been valued at their present value.

          3) Foreign currency denominated assets and liabilities - Foreign currency denominated assets and liabilities have been stated at the closing exchange rate. On March 6, 2002, the Professional Council in Economic Sciences of the City of Buenos Aires issued Resolution MD N(degree) 3/2002 that mandated the capitalization of exchange differences arising from foreign currency denominated liabilities used to finance, directly, the acquisition, production or construction of an asset. Resolution MD N(degree) 3/2002 included also an option to capitalize exchange differences in other assets financed indirectly with foreign currency denominated liabilities. The Company adopted such optional treatment for the acquisition or construction of property, plant and equipment indirectly financed in foreign currencies (see points 7) and 8) below).

               Resolution CD N(degree) 87/2003 issued by the Professional Council in Economic Sciences of the City of Buenos Aires and which became effective on July 28, 2003 superseded Resolution MD N(degree) 3/2002 so that the Company capitalized exchange differences generated up to the abovementioned date, which are currently part of the assets' cost, net of the corresponding depreciation.

               Foreign currency denominated non-interest earning long-term receivables and non-interest bearing long-term payables have been valued at their present value.

          4)   Inventories
               -----------

               o Finished goods - These are stated at the current replacement cost at each year end, net of those expenses related to production inefficiencies or idle capacity of plants if any. Such expenses are recognized in earnings under caption "Other", included in operating expenses in the consolidated statements of operations.

               o Raw materials, packaging materials, spare parts and supplies, and work in progress - These are valued at their current replacement cost at each year end. Inventories write-offs are directly charged to the consolidated statements of operations.

               o Cuts of bovine meat - These are valued at their net realizable value at year end.

               The value of inventories thus determined, taken as a whole, does not exceed their estimated recoverable value (which is net realizable value, or net selling price less direct selling expenses).

               The Company, starting in 2004, classifies spare parts and supplies that had turnover of less than one per year as non-current assets and included them in "Non-current assets - Spare parts and supplies". Also included in that account are special trays used in transporting the Company's products.

          5)   Other current and non-current assets
               ------------------------------------

               These consist of property, plant and equipment (all included in the dairy products segment) held for sale and valued at their net realizable value at each year end (that is, fair market value less selling expenses). These assets are not depreciated.

               As of December 31, 2005 and December 31, 2004, this caption includes mainly the cheese plant mentioned in Note 1 b).

               Other current assets as of December 31, 2003 mainly included parcels of land owned by the Company in the Province of Cordoba, which were sold in January

               2004; other non-current assets included mainly an inoperative plant located in the city of Canuelas, Province of Buenos Aires, which was sold in December 2004. Such assets were sold to generate funds to finance certain improvements in other facilities.

               Loss related to the write-down to fair value less selling expenses is included under caption "Other income (expenses), net".

          6)   Investments
               -----------

               These mainly consist of Argentine government bonds and non-governmental/ private bonds (valued at historical cost plus interest accrued), certain properties and an aircraft (valued at cost as restated to reflect the effects of inflation, net of accumulated depreciation), investments in other companies valued at cost, and contributions to environmental projects valued at amount contributed.

          7)   Property, plant and equipment
               -----------------------------

               - Original value:
                 --------------

                    o Technically appraised assets - These assets are stated using the values determined in an independent technical appraisal as of September 30, 1986, as restated to reflect the effects of inflation (see paragraph c) of this Note).

                    o Assets not appraised - These assets are valued at cost as restated to reflect the effects of inflation. Construction in progress includes interest capitalized during the construction period related to loans obtained to finance these constructions, also as restated to reflect the effects of inflation.

                    o Technical appraisal reserve - This amount represents the difference between the carrying value and the net technical appraisal of property, plant and equipment. Up to December 31, 2001, the technical appraisal reserve was amortized proportionally to the depreciation and disposal of the technically appraised assets. The Shareholders' meeting held on April 3, 2002, that approved the financial statements as of December 31, 2001, decided to offset the Technical appraisal reserve with accumulated losses as of that date.

                    o Capitalization of exchange losses - As discussed in point 3) above, exchange losses generated through July 27, 2003 arising from the direct or indirect financing for the acquisition, construction or installation of property, plant and equipment, have been capitalized as part of the cost of such assets, net of the effect of restating the historical costs to reflect the effects of inflation.

               - Depreciation - Depreciation is calculated using the straight-line method on the restated balances of the assets.

                    Rates applicable are as follows

                                                                  %
                                                     ---------------------------
Land and buildings                                        2.5, 2.86 and 4
Machinery and equipment, containers and tools             5, 10, 20 and 33
Fittings, laboratory equipment and furniture                 10 and 25
Vehicles                                                         20
Buildings improvements                                            4

               The carrying value of these assets does not exceed their economic recoverable value. As from December 31, 2004 the analysis was carried out separately for the cheese maturing activity and the general dairy business since the cash flows from the cheese maturing business is independent from the cash flows from the general dairy business of the Company. Such analysis is updated every year.

          8)   Plantations in progress
               -----------------------

               These are valued at cost as restated to reflect the effects of inflation, and will be transferred to a definitive account and will be amortized from the time the plantation (mainly olives) starts producing at the standard commercial level considered by the industry. The balance includes development costs for the plantation, as well as the capitalization of interest and exchange differences related to loans obtained to finance the aforementioned plantations.

               The carrying value of these assets, taken as a whole, does not exceed their economic recoverable value.

          9)   Intangible assets
               -----------------

               - Trademarks:
                 ----------

                    o Original value - These are carried at cost as restated to reflect the effects of inflation.

                    o Amortization - It was computed on a straight-line basis, over its estimated useful life (10 years). It is computed on the restated cost of the assets.

          10)  Goodwill
               --------

                    o Original value - included the excess of the purchase price paid for the shares of Leitesol Industria e Comercio S.A. and Mastellone San Luis S.A. over their equity values as of the dates of acquisition. These had been restated to reflect the effects of inflation.

                         The net carrying amount as of December 31, 2004 of the goodwill arising from the acquisition of Leitesol Industria e Comercio S.A. of Ps464 was fully written off in 2004 and included in extraordinary item. The goodwill impairment is attributable to the recurring losses incurred by Leitesol Industria e Comercio S.A.

                         In addition, as of December 31, 2004, the projected cash flows prepared for the cheese maturing business (developed by Mastellone San Luis Sociedad Anonima) that was considered to be independent from the cash flows from the general dairy business, did not support the carrying amount of the goodwill attributable to the acquisition of Mastellone San Luis Sociedad Anonima. Accordingly, the net carrying amount of the goodwill of Ps 28,754 was fully written off and charged to income as an extraordinary item in 2004. The separate analysis of the two activities (general dairy business and cheese maturing business) was carried out since their cash flows were independent from each other.

                         In January 2003, the Company purchased an additional 1.4% equity interest in Mastellone San Luis Sociedad Anonima and recognized goodwill of Ps 1,300. Also, in January 2004, the Company purchased an additional 5.95% equity interest in Mastellone San Luis Sociedad Anonima and recognized a negative goodwill of Ps 1,958.

                         As of December 31, 2003, the projected cash flows prepared by the Company for the whole of the dairy business and for the remaining useful life of goodwill, supported the carrying amount recorded as of such date.

                    o Amortization - until it was fully written off, goodwill was amortized on a straight-line basis over its estimated useful life, and it was computed based on the restated cost of these assets.

          11) Loans - These are stated at nominal value of the principal plus remaining contractual interest payments at each year end, net of adjustment to present value as explained in Note 1.

          12) Capital stock - Total capital consists of common stock, additional paid-in capital and irrevocable capital contributions. These have been restated to reflect the effects of inflation, the excess over their nominal value being credited to a supplementary account named Adjustment to capital. General Ordinary and Extraordinary Shareholders' Meeting held on March 31, 2005 approved the absorption of accumulated losses as of December 31, 2004 through total application of the outstanding balances as of December 31, 2004 of irrevocable capital contributions, adjustment to irrevocable capital contributions and additional paid-in capital, and the partial application of adjustment to capital.

               Irrevocable capital contributions consist of cash contributions and contributions in kind made by the shareholders which are accepted by the Company's Board of Directors on account of future capital increases, and are formalized through an agreement with those shareholders. The agreement provides that these contributions should exclusively be destined to the issuance of new shares whenever the shareholders so decide. If at any time the Board proposes to return them to the shareholders, such resolution must be taken in an extraordinary shareholders' meeting with same formalities as those required by the Argentine Corporations Law for capital stock reductions. Provided that these conditions are met, these contributions are presented as part of shareholders' equity in accordance with Argentine GAAP and with regulations of the Argentine National Securities Commission.

          13) Holding results, foreign exchange (loss) gain, net, and other financial results - These consist of the difference between the carrying value of inventories and their historical cost and the gain or losses on foreign currency transactions. They are presented, for the period ended December 31, 2003, net of the inflationary effect included therein (up to February 2003 as explained in paragraph c) of this Note).

          14) Advertisement expense - All advertisement costs are expensed as incurred.

          15) Income taxes - The income tax amounts shown in the consolidated statements of operations were accrued by each of the consolidated entities. Deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits of tax loss carry-forwards are also recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes that, more likely than not, this assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change is enacted. Based on projections prepared as of the end of each year, a valuation allowance has been recorded to reduce the deferred tax assets of the Company and most of its subsidiaries, since the realization of these assets is uncertain.

               The statutory income tax rate for the years ended December 31, 2005, 2004 and 2003 was 35%.

          16) Earnings per common share - It has been computed on the basis of the average number of 457,547,269 and 409,902,378 shares as of December 31, 2005 and December, 2004 and 2003, respectively, and broken-down in the ordinary and the extraordinary amounts. There is no EPS dilution, as there is no preferred stock or convertible-bonds issued.

          17) Segment information - This is presented in Note 13 with the information required by Argentine GAAP.

          18) Cash flow information - The detail of the net change in working capital and other components is as follows:

                                                                 2005         2004          2003
                                                              ----------   ----------    ----------
 Trade accounts receivable                                       (522)         961        (13,787)
 Other receivables                                              1,482       (8,781)        (8,932)
 Inventories                                                  (75,732)      20,615         (3,486)
 Spare parts and supplies                                      (1,442)
 Accounts payable                                              28,658       29,002         10,658
 Taxes, accrual for tax relief and other                          872        4,674         10,299
 Accrued salaries, wages, payroll taxes and other               6,391        3,689          3,927
 Accrued litigation and other expenses                         (1,451)      (2,390)        (3,198)
                                                              ----------   ----------    ----------
      Total                                                   (41,744)      47,770         (4,519)
                                                              ==========   ==========    ==========

          19) Use of estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          20) Contingencies - The Company and its subsidiaries are parties to various legal and administrative actions arising in the course of their businesses. Although the amount of any liability that could arise with respect to such actions cannot be reasonably estimated, in the opinion of the Company, such actions would not, individually or in the aggregate, have a material effect on the Company's financial position or results of operations.

          21) Risk management - The Company operates principally in Argentina. The Company's financial performance is affected by inflation, exchange rates and regulations, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting Argentina. The majority of the Company's assets are either non-monetary or denominated in Argentine pesos, and the majority of its liabilities are denominated in U.S. dollars and, to a lesser extent, in Euros. A significant portion of the Company's debt has a fixed interest rate or a capped floating rate, thereby limiting the Company's interest rate risk exposure.

               The Company, as of December 31, 2005, does not have any unsettled foreign currency forward contracts.

          22) Labor agreements - As per country regulations most of labor force is subject to collective bargaining agreements.

NOTE 4 - BREAKDOWN OF MAIN ACCOUNTS

                                                                         2005             2004             2003
                                                                       --------         --------         ---------

a) Trade accounts receivable, net
   ------------------------------

        Third parties (domestic)                                        109,685          91,580          106,904
        Logistica La Serenisima S.A. and Danone Argentina S.A.
            (Note 5)                                                     39,989          33,285           28,085
        Other related parties (domestic - Note 5)                             3               9              131
        Third parties (foreign) and tax incentives on exports             4,574          31,246           25,213
                                                                       --------         --------         ---------
                Subtotal                                                154,251         156,120          160,333
        Allowance for doubtful accounts                                 (13,225)        (13,885)         (14,462)
        Allowance for trade discounts and volume rebates                 (1,255)         (1,200)          (1,150)
                                                                       --------         --------         ---------
                Total                                                   139,771         141,035          144,721
                                                                       ========         ========         =========

        The movement of the allowance for doubtful accounts is as follows:

        Balance at the beginning of the year                             13,885          14,462           13,866
        Additions                                                           123           1,360              938
        Write-offs                                                         (822)         (1,889)            (370)
        Remeasurement of foreign subsidiaries allowances                     39              25
        Transfer (to) from allowance for other non current
            receivables                                                                     (73)             124
        Effects of inflation                                                                                 (96)
                                                                       --------         --------         ---------
                Balance at the end of the year                           13,225          13,885           14,462
                                                                       ========         ========         =========

        The movement of the allowance for trade discounts and volume rebates is as follows:

        Balance at the beginning of the year                              1,200           1,150            4,692
        Additions                                                         1,624           1,365            2,380
        Actual trade discounts and volume rebates granted                (1,569)         (1,315)          (5,890)
        Effects of inflation                                                                                 (32)
                                                                       --------         --------         ---------
                Balance at the end of the year                            1,255           1,200            1,150
                                                                       ========         ========         =========


                                                                         2005             2004             2003
                                                                       --------         --------         ---------
b) Other receivables, net
   ----------------------

        Current
        -------
        Prepaid expenses                                                  1,451           1,767            5,403
        Net value added tax                                              13,847          17,476           12,540
        Other tax credits                                                 2,887           1,334              505
        Affiliated entity (Note 5)                                                            9                9
        Related parties (Note 5)                                                          4,508            4,252
        Guarantee deposits (Note 7)                                       2,701           9,515            1,326
        Receivable from sale of non-current investments                                   1,317            1,290
        Prepaid insurance claims                                                          5,357            5,449
        Advances to suppliers                                             1,227           1,168            2,035
        Receivables from customers in receivership and in
            bankruptcy (*)                                                  354             331              835
        Receivable from financial advances to farmers                       876             602              137
        Other                                                             1,602           1,663            1,112
                                                                       --------         --------         ---------
                Subtotal                                                 24,945          45,047           34,893
        Allowance for doubtful accounts                                    (530)         (5,543)          (5,606)
                                                                       --------         --------         ---------
                Total                                                    24,415          39,504           29,287
                                                                       ========         ========         =========

        Non-current
        -----------
        Receivables from customers in receivership and in
            bankruptcy (*)                                                8,956           8,142            6,672
        Net value added tax                                              18,974          19,674           19,516
        Alternative minimum income tax (Note 10)                         49,374          39,620           30,648
        Other tax credits                                                   640             740            1,804
        Receivable from sale of non-current investments                  11,341           9,480           10,580
        Advances to suppliers                                             6,408           3,704            1,636
        Notes receivables                                                                                    403
        Prepaid expenses and commissions                                                                  11,200
        Other                                                             2,071           2,875            3,301
                                                                       --------         --------         ---------
                Subtotal                                                 97,764          84,235           85,760
        Allowance for doubtful accounts and for doubtful
            alternative minimum income tax                              (56,134)        (46,274)         (36,956)
                                                                       --------         --------         ---------
                Total                                                    41,630          37,961           48,804
                                                                       ========         ========         =========
        (*) Most of these receivables are covered by the allowance for doubtful accounts.

        The movement of the allowance for doubtful accounts is as follows:

        Current
        -------
        Balance at the beginning of the year                              5,543           5,606            5,542
        Additions                                                           350             443               67
        Write-offs                                                       (5,363)           (506)
        Effects of inflation                                                                                  (3)
                                                                       --------         --------         ---------
                Balance at the end of the year                              530           5,543            5,606
                                                                       ========         ========         =========


                                                                         2005             2004             2003
                                                                       --------         --------         ---------
        Non-current
        -----------
        Balance at the beginning of the year                             46,274          36,956           27,218
        Additions                                                         9,842           9,175           10,215
        Transfer from (to) allowance for trade accounts
            receivable                                                                       73             (124)
        Reversals                                                          (176)
        Write-offs                                                          (10)                            (304)
        Remeasurement of foreign subsidiaries allowances                    204              70              145
        Effects of inflation                                                                                (194)
                                                                       --------         --------         ---------
                Balance at the end of the year                           56,134          46,274           36,956
                                                                       ========         ========         =========

c)      Inventories
        -----------

        Finished goods                                                   65,906          44,596           72,332
        Cuts of bovine meat                                               2,283
        Work in progress                                                 36,509          24,433           19,849
        Raw materials, packaging and other materials                    105,932          62,731           90,822
        Advances to suppliers (including related parties for
            362, 188 and 114 in 2005, 2004 and 2003,
            respectively - Note 5)                                        3,167           1,874            3,058
                                                                       --------         --------         ---------
                Total                                                   213,797         133,634          186,061
                                                                       ========         ========         =========

d)      Other assets
        ------------

        Current
        -------
        Property, plant and equipment held for sale                       1,594                            2,066
        Valuation allowance                                                (652)                             (30)
                                                                       --------                          ---------
                Total                                                       942                            2,036
                                                                       ========                          =========

        Non-current
        -----------
        Property, plant and equipment held for sale                      47,439          58,652           17,170
        Valuation allowance                                             (32,996)        (33,662)         (13,683)
                                                                       --------         --------         ---------
                Total                                                    14,443          24,990            3,487
                                                                       ========         ========         =========

        The movement of valuation allowance for other assets is as follows:

        Current
        -------
        Additions                                                           652                               30
                                                                       --------                          ---------
                Balance at the end of the year                              652                               30
                                                                       ========                          =========

        Non-current
        -----------
        Balance at the beginning of the year                             33,662          13,683           10,711
        Additions                                                         4,743          29,633            3,025
        Write-offs                                                       (5,409)         (9,654)             (53)
                                                                       --------         --------         ---------
                Balance at the end of the year                           32,996          33,662           13,683
                                                                       ========         ========         =========

                                                                         2005             2004             2003
                                                                       --------         --------         ---------
e) Deferred income tax
   -------------------

        Deferred tax assets
            Tax loss carryforwards                                      185,578         195,643          298,829
            Exchange differences deductible in future fiscal
               years                                                      9,141          18,282           27,423
            Allowances, accrual for litigation expenses and
               other non-deductible accruals                              9,283           9,162            8,359
            Other temporary differences                                                     323
                                                                       --------         --------         ---------
                                                                        204,002         223,410          334,611
        Valuation allowance                                            (153,479)       (164,595)        (321,967)
                                                                       --------         --------         ---------
                Subtotal                                                 50,523          58,815           12,644
                                                                       ========         ========         =========
        Deferred tax liabilities
            Inventories                                                  (1,742)           (787)          (2,277)
            Property, plant and equipment                                (6,129)         (6,759)          (7,737)
            Adjustment to present value                                 (42,605)        (51,264)
            Other temporary differences                                                                   (2,341)
                                                                       --------         --------         ---------
                Subtotal                                                (50,476)        (58,810)         (12,355)
                                                                       --------         --------         ---------
                Total                                                        47               5              289
                                                                       ========         ========         =========


The movement of temporary differences between book carrying amounts and tax basis of assets and liabilities and tax loss carry-forwards is as follows:

                                 Balance at
                                     the                        Reduction of      Charge        Balance at
                                beginning of     Effects of       tax loss     (credit) for     the end of
                                  the year       inflation     carry-forwards    the year        the year
                               --------------    ----------    --------------  ------------     -----------
Temporary differences between
   book carrying amounts and
   tax basis of assets and

   liabilities                     (31,043)                                        (1,009)       (32,052)
Tax loss carry-forwards            195,643                          (20,943)       10,878        185,578
                               --------------    ----------    --------------  ------------     -----------
       Total 2005                  164,600                          (20,943)        9,869        153,526
                               ==============    ==========    ==============  ============     ===========
Temporary differences between
   book carrying amounts and
   tax basis of assets and
   liabilities                      23,427                                        (54,470)       (31,043)
Tax loss carry-forwards            298,829                         (144,912)       41,726        195,643
                               --------------    ----------    --------------  ------------     -----------
       Total 2004                  322,256                         (144,912)      (12,744)       164,600
                               ==============    ==========    ==============  ============     ===========
Temporary differences between
   book carrying amounts and
   tax basis of assets and
   liabilities                      31,893           (220)                         (8,246)        23,427
Tax loss carry-forwards            300,019         (2,071)           (5,717)        6,598        298,829
                               --------------    ----------    --------------  ------------     -----------
       Total 2003                  331,912         (2,291)           (5,717)       (1,648)       322,256
                               ==============    ==========    ==============  ============     ===========


The unused tax loss carryforwards recorded by Mastellone Hermanos S.A. and its subsidiaries as of December 31, 2005 (balance is fully covered by a valuation allowance), are as follows:





                                                                                       Expiration - date
                                                                                       for submission of
                                                                 Credit due to tax    tax returns fiscal
Year of generation      Tax loss amount    Applicable tax rate   loss carry-forward          years
------------------      ---------------    -------------------   ------------------   -------------------
       2000                    1,631              35.0%                    571                (2)
       2001                    9,266              35.0%                  3,243               2006
       2002                  423,312              35.0%                148,158               2007(3)
       2003                   18,924              35.0%                  6,623               2008
       2004                   14,913              35.0%                  5,220               2009
       2005                    3,701              35.0%                  1,295               2010
       (1)                    59,613              34.3%                 20,468             Unlimited
                           ---------                                  --------
      Total                  531,360                                   185,578
                           =========                                  ========


(1) Tax losses generated by foreign subsidiaries, which can be offset up to 30% of each year's tax profit, have no expiration date. They were converted at the exchange rate applicable at year-end.

(2)  No expiration date (arising from sale of non-current investments).

(3) Includes Ps 21 with no expiration date (arising from sale of non-current investments).

                                                                   2005             2004            2003
                                                                 --------         --------        --------
The movement of the valuation allowance is as follows:

Balance at the beginning of the year                              164,595          321,967        331,912
Write-offs                                                         (2,595)            (582)
Net reversal for the year                                          (8,521)        (156,790)        (7,654)
Effects of inflation                                                                               (2,291)
                                                                 --------         --------        --------
         Balance at the end of the year                           153,479          164,595        321,967
                                                                 ========         ========        ========


f) Spare parts and supplies
   ------------------------

        Spare parts                                                19,388           19,637
        Supplies                                                    7,643            6,086
                                                                   ------           ------
                 Total                                             27,031           25,723
                                                                   ======           ======

g) Property, plant and equipment, net
   ----------------------------------

        Land and buildings                                      314,337          326,290        344,428
        Machinery and equipment, containers and tools           413,988          465,724        508,645
        Fittings, laboratory equipment and furniture            177,337          194,488        217,722
        Vehicles (*)                                             19,035           23,488         29,410
        Buildings improvements                                   32,644           34,374         36,436
        Construction in progress                                 12,751              982         48,248
                                                                -------        ---------      ---------
                 Subtotal                                       970,092        1,045,346      1,184,889
        Advances to suppliers                                     4,144              764          1,064
                                                                -------        ---------      ---------
                 Total                                          974,236        1,046,110      1,185,953
                                                                =======        =========      =========

(*) This included vehicles operated by third parties amounting to Ps 18,575, Ps 23,150 and Ps 28,782 as of December 31, 2005, 2004 and 2003, respectively (Note 9 a).


                                                                           2005            2004            2003
                                                                        ----------      ----------      ----------

        The movement of property, plant and equipment, net is as follows:

        Net value at the beginning of the year                          1,046,110        1,185,953      1,438,180
        Acquisitions                                                       30,511           25,997         13,378
        Retirement and disposals                                           (2,592)          (9,210)        (9,042)
        Decreases of capitalized exchange differences                                                    (145,763)
        Transfer to inventory (spare parts)                                                                  (501)
        Depreciation                                                      (98,500)        (103,261)      (108,964)
        Transfer to spare parts and supplies                                                               (6,086)
        Transfer to other current and non current assets and to
             investments                                                   (1,293)         (47,283)        (1,335)
                                                                        ----------      ----------      ----------
        Net value at the end of the year                                  974,236        1,046,110      1,185,953
                                                                        ==========      ==========      ==========


h)   Plantations in progress
     -----------------------

     The movement of olive and carob trees plantations in progress is as follows:

Net value at the beginning of the year                                     58,509           57,788         51,951
Additions                                                                   5,129            2,077          5,837
Retirement and disposals                                                                    (1,356)
Harvest of olives                                                          (4,431)
                                                                          --------         --------       --------
Net value at the end of the year                                           59,207           58,509         57,788
                                                                          ========         ========       ========

     Olive plantations will be applied to produce olive oil.

i)   Intangible assets
     -----------------

        Net value:
             Trademarks                                                       112              149            187
             Other                                                                                             44
                                                                            -----            -----          -----
                 Total                                                        112              149            231
                                                                            =====            =====          =====

     The movement of intangibles assets is as follows:

        Net value at the beginning of the year                                149              231            146
        Acquisitions                                                                                          150
        Amortization                                                          (37)             (82)           (65)
                                                                            -----            -----          -----
        Net value at the end of the year                                      112              149            231
                                                                            =====            =====          =====


j)   Goodwill
     --------

        Leitesol I.C.S.A.                                                                                     730
        Mastellone San Luis S.A.                                                                           34,304
                                                                                                          -------
                 Total                                                                                     35,034
                                                                                                          =======

                                                                           2005            2004            2003
                                                                        ----------      ----------      ----------

k)   Accounts payable
     ----------------

        Current
        -------
        Trade payables                                                    162,929          129,331        125,366
        Logistica La Serenisima S.A. and Danone
          Argentina S.A. (Note 5)                                          24,842           20,866         21,858
        Other related parties (Note 5)                                         13            2,184            234
        Notes payable - Collateralized (Note 7)                             2,227            2,188          1,874
                                                                        ----------      ----------      ----------
                 Total                                                    190,011          154,569        149,332
                                                                        ==========     ===========      ==========

        Non-current
        -----------
        Trade payables                                                      8,356           12,664          1,801
        Notes payable - Collateralized (Note 7)                             5,906            7,556          4,193
                                                                        ----------      ----------      ----------
                 Total                                                     14,262           20,220          5,994
                                                                        ==========      ==========      ==========

l)   Loans
     -----

        Short-term debt
        ---------------
        Unsecured debt - principal                                          4,059            9,993        270,556
        Unsecured debt - principal - related parties (Note 5)                 546              715          2,998
        Senior Notes due 2008 - principal                                                    2,979
        Secured debt - principal (Note 1)                                   1,661            4,832         19,301
        Accrued interest:
        - Unsecured and secured debt                                            6              743         53,643
        - 8% Collateralized Debt due 2013 and New Collateralized
             Floating Rate Debt                                                31               33
        - Related parties (Note 5)                                            383              477          1,367
        - Senior Notes due 2008                                               649            8,056        192,493
                                                                        ----------      ----------      ----------
                 Total                                                      7,335           27,828        540,358
                                                                        ==========      ==========      ==========

        Long-term debt
        --------------
        Unsecured debt - principal                                                             976         40,469
        Unsecured debt - principal - related parties (Note 5)               2,254            3,495
        Secured debt - principal                                           14,948           31,122         21,720
        8% Collateralized Debt due 2013 - principal                        45,480
        8% Collateralized Debt due 2013 - adjustment to net present
          value                                                            (8,510)
        New Collateralized Floating Rate Debt - principal                 153,419          238,402
        New Collateralized Floating Rate Debt - adjustment to net
          present value                                                   (35,695)         (64,130)
        New Senior Notes due 2012                                         485,969          468,269
        New Senior Notes due 2012 - adjustment to net present value       (76,908)         (81,345)
        Senior Notes due 2008                                               1,064           18,145        659,250
                                                                        ----------      ----------      ----------
                 Total                                                    582,021          614,934        721,439
                                                                        ==========      ==========      ==========


                                                                           2005            2004            2003
                                                                        ----------      ----------      ----------

m)   Taxes, accrual for tax relief and other
     ---------------------------------------

        Current
        -------
        Taxes, rates and contributions (net of advances)                  6,298              4,797          5,372
        Value added tax, turnover tax and income tax withheld             9,033              6,271          5,102
        Accrual for tax relief - Law N(degree) 22,021
           (Notes 7 and 8)                                                3,344              3,344          2,971
        Tax - Law N(degree) 23,966                                        3,496              3,416          1,904
                                                                      ----------        ----------      ----------
                 Total                                                   22,171             17,828         15,349
                                                                      ==========        ==========      ==========

        Non-current
        -----------
        Accrual for tax relief - Law N(degree) 22,021
           (Notes 7 and 8)                                               29,415             32,759         34,611
        Taxes, rates and contributions                                    3,400              3,443          3,261
                                                                      ----------        ----------      ----------
                 Total                                                   32,815             36,202         37,872
                                                                      ==========        ==========      ==========


n)   Accrued salaries, wages, payroll taxes and others
     -------------------------------------------------

        Current
        -------
        Payroll and bonus to management                                   16,594            13,303         10,228
        Social security taxes                                              6,515             3,934          3,070
        Advances from customers                                            1,070             1,104            909
        Debt due to acquisition of subsidiaries                              889               606            205
        Related parties (Note 5)                                                                81
        Other                                                                561               455          1,062
                                                                      ----------        ----------      ----------
                  Total                                                   25,629            19,483         15,474
                                                                      ==========        ==========      ==========
        Non-current
        -----------
        Deferred income - brands license (net of adjustment to
            present value for 685)                                           734
        Social security taxes                                                                  211            130
        Debt due to acquisition of subsidiaries                                                889          2,529
        Other                                                                 30                25             25
                                                                      ----------        ----------      ----------
                   Total                                                     764             1,125          2,684
                                                                      ==========        ==========      ==========


                                                                           2005            2004            2003
                                                                        ----------      ----------      ----------

o)   Accrued litigation and other expenses
     -------------------------------------

        Current
        -------
        Accrued litigation expenses                                         2,939          3,091             1,905
        Other accrued expenses                                              1,436          1,943             2,177
                                                                        ----------      ----------      ----------
                 Total                                                      4,375          5,034             4,082
                                                                        ==========      ==========      ==========

        Non-current
        Accrued litigation expenses                                        10,932         11,394             8,353
        Other accrued expenses                                                478            373               485
                                                                        ----------      ----------      ----------
                 Total                                                     11,410         11,767             8,838
                                                                        ==========      ==========      ==========

        The movement of accrued litigation and other expenses is as follows:


        Current
        -------
        Balance at the beginning of the year                                5,034          4,082             6,040
        Increases                                                                            158               367
        Reversals                                                            (199)
        Payments made                                                      (1,092)        (2,234)           (2,685)
        Remeasurement of foreign subsidiaries allowances                      265            205               394
        Effects of inflation                                                                                   (42)
        Reclassification to tax debt in foreign subsidiaries                                (393)           (3,261)
        Transfer from non current allowance                                   367          3,216             3,269
                                                                        ----------      ----------      ----------
                 Balance at the end of the year                             4,375          5,034             4,082
                                                                        ==========      ==========      ==========

        Non-current
        -----------
        Balance at the beginning of the year                               11,767          8,838             6,947
        Increases                                                             369          6,301             5,208
        Payments made                                                        (359)          (156)
        Effects of inflation                                                                                 (48)
        Transfer to current allowance                                        (367)        (3,216)           (3,269)
                                                                        ----------      ----------      ----------
                 Balance at the end of the year                            11,410         11,767             8,838
                                                                        ==========      ==========      ==========

p)   Net sales
     ---------

        Product sales                                                   1,720,784      1,507,984         1,232,452
        Services provided                                                  32,047         25,941            13,989
        Turnover tax                                                      (60,082)       (46,786)          (30,024)
        Sales discounts and volume rebates                                (72,110)       (83,069)          (59,625)
        Sales returns                                                     (21,436)       (18,680)          (24,651)
                                                                        ----------      ----------      ----------
                 Total                                                  1,599,203      1,385,390         1,132,141
                                                                        ==========     ===========      ==========

                                                2005                       2004                       2003

                                        ----------------------     ----------------------     ------------------------

q)   Cost of sales
     -------------

        Cost of goods sold:
        ------------------
        Inventories at the
          beginning of the year
        Finished goods                    44,596                     72,332                     60,687
        Work in progress                  24,433                     19,849                     26,385
        Raw materials, packaging
          and other materials             62,731       131,760       71,435       163,616       90,773       177,845
                                        --------                   --------                   --------
        Purchases                                    1,012,022                    819,526                    710,981
        Production expenses
          (Note 4 r)                                   310,070                    264,915                    241,805
        Holding results generated by
          inventories                                    9,077                      3,735                      1,923
        Remeasurement of foreign
          subsidiaries inventories         1,830                                    1,129                        797
        Benefits from
          industrial promotion                         (11,377)                   (13,344)                   (13,493)
        Inventories at the end
          of the year
        Finished goods                   (65,906)                   (44,596)                   (72,332)
        Cuts of bovine meat               (2,283)
        Work in progress                 (36,509)                   (24,433)                   (19,849)
        Raw materials, packaging
          and other materials           (105,932)     (210,630)     (62,731)     (131,760)     (90,822)     (183,003)
                                        ---------    ----------     --------    ----------     --------     ---------
          Subtotal - cost of goods sold              1,242,752                  1,107,817                    936,855
                                                     ---------                  ---------                   ---------
        Cost of services rendered:
        Purchases                                        5,195                      4,039                      1,820
        Production expenses
          (Note 4 r)                                    19,064                     15,179                      6,754
                                                     ---------                  ---------                   ---------
          Subtotal - cost of services
             rendered                                   24,259                     19,218                      8,574
                                                     ---------                  ---------                   ---------
          Total cost of sales                        1,267,011                  1,127,035                    945,429
                                                     =========                  =========                   =========


r)   Information required by section 64, sub-section b) of Law N(degree) 19,550
     --------------------------------------------------------------------------

                                                                                                    2005
                                                             -----------------------------------------------------------------------
                                                                Total      Production      Cost of       Selling       General
                                                                            expenses       services     expenses         and
                                                                                                                    administrative
                                                                                                                      expenses
     Remuneration to members of the Board of Directors
       and members of the statutory auditors' committee             648                                                    648
Fees and compensation for services                               77,183        6,804            281        62,703        7,395
Payroll, bonus and social security charges                      123,887       66,374          5,347        28,197       23,969
Depreciation of property, plant and equipment                    98,500       86,186          7,005         3,466        1,843
Supplies consumption                                              4,689        4,689
Amortization of intangible assets                                    37
Provision for bad debts                                             383                                       383
Freights                                                        216,451       80,610                      135,838            3
Maintenance and repair                                           12,764        9,825          1,463         1,392           84
Office and communication                                            983          479            199           305          975
Fuel, gas and energy                                             31,569       27,256          2,607         1,646           60
Vehicles expenses                                                 6,406        4,111                        1,968          327
Publicity and advertising                                        30,429                                    30,429
Taxes, rates and contributions                                   44,128       20,322          2,083           407       21,316
Insurance                                                         3,685        2,363            124           836          362
Traveling                                                         2,127          863                          850          414
Export and import                                                 3,024                                     2,968           56
Miscellaneous                                                     9,768        1,981            154         5,989        1,644
Idle capacity of plants                                                       (1,793)
                                                               --------      --------       -------       -------       ------
                           TOTAL 2005                           666,661      310,070         19,064       277,271       58,426
                                                               ========      ========       =======       =======       ======
                           TOTAL 2004                                        264,915         15,179       220,418       50,944
                                                                             ========       =======       =======       ======
                           TOTAL 2003                                        241,805          6,754       175,643       43,601
                                                                             ========       =======       =======       ======

                2004         2003
---------    ---------    ---------
  Other        Total         Total
expenses




                   628           450
                64,337        53,348
                94,510        75,814
               103,261       108,964

       37           82            65
                 1,865         1,005
               168,989       150,419
                10,675         9,620
                 1,084
                24,575        15,665
                 5,233         5,435
                21,448         9,410
                40,067        33,142
                 3,382         3,278
                 1,812         1,878
                 4,051         1,818
                12,644         7,394
    1,793
  -------      -------       -------
    1,830
  =======
    7,078      558,534
  =======      =======       =======
   10,986                    478,789
  =======                    =======

                                                             2005            2004            2003
                                                           --------        --------        --------
s)   Other expenses, net
     -------------------

     o    Other income
          ------------
          Gain on assignment of trademarks                   4,311
          (Note 12)
          Rental income                                      1,110            868             704
          Royalties and licenses                                96            654             467
          Gain on sale of property, plant and
            equipment                                                                       2,253
          Charges to freighters                              3,422            679             164
          Other                                                258            357           1,253
                                                           --------        --------        --------
              Subtotal                                       9,197          2,558           4,841
                                                           --------        --------        --------

     o    Other expenses
          --------------
          Loss on sale of property, plant and
            equipment                                         (625)        (2,132)
          Provision for litigation and other
            expenses                                          (170)        (6,459)         (5,493)
          Impairment of other assets                        (5,395)        (1,613)         (3,025)
          Impairment of alternative minimum
            income tax                                      (9,756)        (9,113)        (10,215)
          Donations                                           (628)          (660)           (913)
          Health care center                                (1,450)
          Other                                             (1,598)        (2,159)         (4,942)
                                                           --------       ---------       ---------
              Subtotal                                     (19,622)       (22,136)        (24,588)
                                                           --------       ---------       ---------
              Total                                        (10,425)       (19,578)        (19,747)
                                                           ========       =========       =========

t)   Income tax (included in ordinary loss)
     --------------------------------------

     Income tax:
        Current income tax                                    (881)          (386)         (5,825)
        Net change in other temporary
          differences                                       (1,009)       (54,470)         (8,246)
        Tax loss carryforwards for the year                 10,878         41,726           6,598
                                                           --------        --------        --------
            Subtotal                                         8,988        (13,130)         (7,473)
        Net (increase) reversal of the valuation
          allowance on deferred income tax asset            (9,030)        12,851           7,654
                                                           --------        --------        --------
            Total                                              (42)          (279)            181
                                                           ========        ========        ========

The reconciliation of income tax expense to the amount derived by applying the applicable statutory income tax rate to income before income tax for the year is as follows:

                                                             2005            2004            2003
                                                           --------        --------        --------

     Net (loss) income before income tax                   (33,302)       325,974        (185,826)
     Statutory income tax rate                                  35%            35%             35%
                                                           --------       ---------       --------

          Income tax expense at statutory
            income tax rate                                 11,656       (114,091)         65,039
                                                           --------       ---------       --------

     Effects of inflation                                  (16,869)       (19,830)        (21,428)
     Exchange differences capitalized                       (2,912)        (3,023)        (52,630)
     Amortization and impairment of goodwill               (11,577)        (1,427)
     Impairment of other assets and property,
       plant and equipment                                  (1,888)       (10,876)
     Alternative minimum income tax                         (3,415)        (3,190)         (3,575)
     Benefits form industrial promotion                      3,982          4,670           4,723
     Tax incentives on exports                                                                346
     Other                                                     883            848           1,479
                                                           --------       ---------       --------
          Total permanent differences                      (20,219)       (42,978)        (72,512)
     Net reversal of the valuation allowance on
       deferred incometax asset                              8,521        156,790           7,654
                                                           --------       ---------       --------
          Total                                                (42)          (279)            181
                                                           ========       =========       ========


u)   Extraordinary item - Income
     ---------------------------

     Release from payment of the principal of renegotiated
        floating rate debt (Note 1 c) 2.)                                  41,179
     Release from payment of accrued interest                               7,660         331,892
     Adjustment to present value of non-
        current renegotiated floating rate debt                           (12,352)
     Fees and expenses related to the
        renegotiation and registration of debt                             (2,836)        (21,347)
     Gain arising from purchase of debt                                     4,142
     Adjustment to present value of debt
        restructured in 2004                                                              155,945
     Release from payment of principal
        pursuant to cash tender offer                                                     100,709
     Write-down of other assets                                                           (28,020)
     Impairment of goodwill                                                               (29,218)
                                                                          --------        --------
          Total                                                            37,793         509,961
                                                                          ========        ========

                                                         2005           2004        2003
                                                      ----------     ----------  ----------
v)   Income tax (included in extraordinary income)
     --------------------------------------------

        Income tax                                     (17,551)      (143,939)
        Reversal of valuation allowance                 17,551        143,939
                                                      ---------     ---------
             Total
                                                      =========     =========


NOTE 5 - OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED PARTIES


In the normal course of business, the Company enters into transactions with affiliated entities or other related parties. The outstanding balances as of December 31, 2005, 2004 and 2003 with the affiliated entities and other related parties are as follows:

o    Affiliated entity
     -----------------

                                                           2005            2004            2003
                                                         --------        --------        --------
        Other current receivables
        -------------------------
           Grupo Lacteo Argentino S.A.                                         9               9
                                                                         =======         =======
o    Related parties
     ---------------

        Trade accounts receivable
        -------------------------
           Logistica La Serenisima S.A. (1) (6)            15,950         15,087          12,494
           Danone Argentina S.A. (2) (7)                   24,039         18,198          15,591
           Afianzar S.G.R. (1)                                  1                            131
           Victorio Mastellone (3)                              2              1
           Los Toldos S.A. (1)                                                 8
                                                          -------        -------         -------
                 Total                                     39,992         33,294          28,216
                                                          =======        =======         =======

        Other current receivables
        -------------------------
           Afianzar S.G.R. (1)                                                               176
           Pascual Mastellone (3) (4)                                      1,176           1,074
           Carlos Agote (4)                                                  835             769
           Victorio Mastellone (3)                                         1,333           1,217
           Jose Mastellone (3)                                             1,102           1,016
           Los Toldos S.A. (1)                                                62
                                                                         -------         -------
                 Total                                                     4,508           4,252
                                                                         =======         =======

        Inventories - advances to suppliers
        -----------------------------------
           Los Toldos S.A. (1)                                362            188             114
                                                          =======        =======         =======

                                                            2005            2004            2003
                                                          --------        --------         --------
Accounts payable
----------------

   Logistica La Serenisima S.A. (1)                         18,471         15,795          15,424
   Danone Argentina S.A. (2)                                 6,371          5,071           6,434
   Afianzar S.G.R. (1)                                          13             69             133
   Los Toldos S.A. (1)                                                                         56
   Greenwich Investments S.A. (8)                                           2,115              45
                                                          --------        --------         --------
         Total                                              24,855         23,050          22,092
                                                          ========        ========         ========
Short term borrowings and accrued interest
------------------------------------------
   Antonio Mastellone (5)                                      486            805           3,140
   Rosa Raquel Mastellone (5)                                                               1,225
   Juan Rocca S.R.L. (9)                                       443            387
                                                          --------        --------         --------
         Total                                                 929          1,192           4,365
                                                          ========        ========         ========
Long term borrowings
--------------------
   Antonio Mastellone (5)                                    1,626          2,567
   Juan Rocca S.R.L. (9)                                       628            928
                                                          --------        --------
         Total                                               2,254          3,495
                                                          ========        ========
Accrued salaries, wages, payroll taxes and others
-------------------------------------------------

   Jose Moreno (4)                                                             81
                                                                          ========

(1) Common shareholders
(2) Partner in Logistica La Serenisima S.A. and both Companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.
(3) Company's shareholder
(4) Member of the Company's Board of Directors
(5) Member of Mastellone family
(6) Includes receivables arising from sales performed by Logistica on behalf of Mastellone Hermanos S.A.
(7) Includes receivables arising from sales of raw milk purchased on behalf of Danone Argentina S.A.
(8) Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.
(9) Company owned by a member of Mastellone family

Transactions with related parties for the years ended December 31, 2005, 2004 and 2003, are as follows:


                                                  2005        2004        2003
                                                --------    --------    --------
Sales of goods and services
---------------------------
   Afianzar S.G.R. (1)                               1
   Danone Argentina S.A. (2)                    90,651       68,829     50,757
   Jose Mastellone (3)                              53            3          8
   Logistica La Serenisima S.A. (1)              3,856        2,928      2,063
   Los Toldos S.A. (1)                                           26
   Victorio Mastellone (3)                           1            2
   Pascual Mastellone (3) (4)                       71            6         11
                                               -------      -------    --------
         Total                                  94,633       71,794     52,839
                                               =======      =======    =======


                                                         2005            2004            2003
                                                       --------        --------       ---------
Purchases of goods and services
-------------------------------

   Afianzar S.G.R. (1)                                      58             83             140
   Danone Argentina S.A. (2)                            20,379         10,295           8,514
   Greenwich Investments S.A. (5)                                       2,901             536
   Logistica La Serenisima S.A. (1)                     66,522         49,032          37,689
   Los Toldos S.A. (1)                                   1,693          2,351           2,131
   Victorio Mastellone (3)                                                              2,336
                                                       --------        --------       ---------
         Total                                          88,652         64,662          51,346
                                                       ========        ========       =========
Financial results - interests and exchange differences
------------------------------------------------------
   Antonio Mastellone (6)                                 (100)          (230)           (455)
   Carlos Agote (4)                                         21             61              67
   Danone Argentina S.A. (2)                               (18)
   Greenwich Investments S.A. (5)                          (50)
   Jose Mastellone (3)                                      77             80             102
   Juan Rocca S.R.L. (7)                                   (73)           (88)
   Los Toldos S.A. (1)                                       7             57
   Pascual Mastellone (3) (4)                              106            176             106
   Rosa Raquel Mastellone (6)                                                            (179)
   Victorio Mastellone (3)                                 134            107             122
                                                       --------        --------       ---------
         Total                                             104            163            (237)
                                                       ========        ========       =========

Other income
------------
   Danone Argentina S.A. (2)                               354            781             476
   Logistica La Serenisima S.A. (1)                        837            761             665
                                                       --------        --------       ---------
         Total                                           1,191          1,542           1,141
                                                       ========        ========       =========

(1) Common shareholders
(2) Partner in Logistica La Serenisima S.A. and both companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.
(3) Company's shareholder
(4) Member of the Company's Board of Directors
(5) Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.
(6) Member of Mastellone family
(7) Company owned by a member of Mastellone family

NOTE 6 - SHAREHOLDERS' EQUITY

On February 8, 2005 the Company's shareholders made irrevocable capital cash contributions of 42,392 and in shares of Logistica La Serenisima S.A. of 5,305, which were accepted by the Board of Directors in the meeting held on the abovementioned date. The amount of the contribution made in shares was provisionally recorded until the final valuation was obtained. The capitalization of the irrevocable capital contributions made by the shareholders was approved in the General Ordinary and Extraordinary Shareholders' Meeting held on March 31, 2005. A public accountant report determined the final value of the contribution made in shares, therefore capitalizing irrevocable capital contributions in cash and in shares for a total amount of 42,392 and 5,253, respectively.

As of December 31, 2005, subscribed capital amounts to 457,547. There are two classes of Ps. 1 par value common stock, with 5 votes each 194,428 shares, and with 1 vote each 263,119 shares.

The current Argentine legal regulations require the Company to appropriate 5% of its net income per year to a "Legal reserve" until the balance of such reserve equals 20% of the capital stock (as restated to reflect the effects of inflation). In accordance with the Corporate Law N(degree) 19,550, the Company should apply future earnings amounting to 13,137 to restore legal reserve. The balance of such reserve was reduced to absorb accumulated losses as of December 31, 2001 as approved in the General Shareholders' Meeting held on April 3, 2002.

NOTE 7 - PLEDGED AND RESTRICTED ASSETS

Certain assets owned by the Company are pledged as collateral to secure bank and financial liabilities, notes payable, and tax debt (tax regime for promoted activities) totaling 57,507, 82,540 and 90,193 as of December 31, 2005, 2004 and 2003, respectively. The detail of the pledged assets is as follows:


                                                                    2005            2004            2003
                                                                  --------        --------       ----------
Other current receivables                                           2,701          9,515           1,326
Other non-current assets                                           14,960         17,634
Property, plant and equipment                                      46,250         97,480         142,611
Equity value of holding in subsidiary company Promas S.A. (*)      71,732         69,552          63,141

         (*) This item does not appear as an asset in the accompanying balance sheets as Promas S.A. is a consolidated subsidiary.

NOTE 8 - TAX REGIME FOR PROMOTED ACTIVITIES

Mastellone Hermanos Sociedad Anonima, as an investor in Mastellone San Luis Sociedad Anonima and Promas Sociedad Anonima, pursuant to several fiscal laws deferred payment of value added taxes and income taxes, provided that these amounts are invested in the above-mentioned subsidiaries. These obligations are secured by term deposits, shares of Promas Sociedad Anonima owned by Mastellone Hermanos Sociedad Anonima, and buildings owned by Mastellone San Luis Sociedad Anonima, as required by applicable regulations.

The value-added taxes and income taxes deferred are recorded as liabilities in the balance-sheets.

The promotional regimes granted to Mastellone San Luis Sociedad Anonima and to Promas Sociedad Anonima also included the benefit of receiving from the Federal Government an amount in the form of government bonds determined taking into account the investments to be made, the level of activity, the number of employees and other parameters, at the authorization of the inclusion in such regimes. The Company uses the government bonds as payment mainly for value added tax (and a minor amount for other national taxes). A benefit, which is a credit to cost of sales, is recognized when the government bonds are used to pay tax obligations.

NOTE 9 - PURCHASE AND SALES COMMITMENTS

a)   Purchase commitments
     --------------------

     o Since October 1, 2000 the Company and its subsidiaries Frigorifico Rydhans S.A. ("FR"), Mastellone San Luis S.A. ("MSL"), and Danone Argentina S.A. ("DA"), agreed on the terms of the services to be provided by Logistica La Serenisima S.A. ("Logistica") related to the distribution of dairy and fresh products in Argentina. The agreement was renegotiated on February 8, 2005, resulting in the extension of its term to 36 years counted as from October 1, 2004, amending the basis of the price charged by Logistica for its services to actual costs plus a 0.1% margin, and modifying the allocation of the expenses to Logistica resulting in a reduction of costs for Mastellone Hermanos Sociedad Anonima, FR and MSL of about 7%. The agreement provides that if any party (Mastellone Hermanos Sociedad Anonima, FR or MSL) decides to cancel without cause the agreement before the end of the abovementioned term a penalty of US$50,000,000 should be paid to Logistica. This penalty would not be applicable if termination of the contract is due to non-compliance of Logistica with its duties under the agreement. Moreover, the same penalty should be paid by the Company, FR or MSL if one of these companies produces products similar to products currently marketed by Danone.

     o The Company has an agreement with Con-Ser Sociedad Anonima (Con-Ser) that will expire on December 31, 2010 whereby Con-Ser provides freights and transportation services of raw milk, as well as the coordination and technical assistance for recollection of raw milk from the milk farms. Con-Ser operates assets owned by Mastellone Hermanos Sociedad Anonima in connection with the provision of the transportation services. Repairs and maintenance expenses are paid by Mastellone Hermanos Sociedad Anonima. Con-Ser charges Mastellone Hermanos Sociedad Anonima the cost of their own freights and those contracted with third parties and a fee for the services of coordination and technical assistance based on the volume of raw milk collected every month. The same service is provided by Con-Ser for the raw milk purchased by Mastellone Hermanos Sociedad Anonima on behalf of Danone.

     o Promas S.A. entered into an agreement with Establecimientos Agropecuarios Lar S.A. in July 2004 for the purchase of future olive harvests and the exploitation of 400 hectares in the province of Catamarca, for a total estimated amount of

          US$5,200,000. The contract will expire with the completion of harvest in 2020. Promas S.A. will receive 80% of olives production, with a guaranteed minimum, ranging from 600 tons at the beginning of the contract term to 4,160 tons at the end of the contract term.

          In addition, on March 5, 2005, Promas S.A. entered into an agreement with Agropecuaria Huaycama S.A. for the processing and preservation of 400 tons of extra-virgin olive oil, for the months of March and April 2005. Grinding, processing and preservation price is US$50 each ton; filtering US$3.4 each ton; and fractioning US$0.05 each 500 ml. of bottled oil, and US$0.14 each 3 lt. can. Payment term is 30 days after the completion of the process. The agreement, which includes oil's preservation, was already completed as of December 31, 2005.

          Moreover, on March 31, 2005, Promas S.A. entered into a "multure" agreement with Cerro Plateado S.A. for the processing of 600 tons of extra-virgin olive oil, for the months of April to June 2005 whereby, as compensation, Promas S.A. retained 15% of the total olive oil produced. The agreement, which included oil's preservation, was already completed as of December 31, 2005.

b)   Sales commitments
     -----------------

     o The Company has entered into certain term supply agreements through which it procures raw material and provides industrial services to Danone.

     o The Company has agreed to meet export commitments for the period from January through May 2006 of powdered milk, butter, fluid milk and whey for a total of approximately 9,300 tons with an estimated contract value of US$18,200,000.

     o The Company has entered into agreements with various national and provincial public agencies for the sale of approximately 2,500 tons of powdered and fluid milk with an estimated contract value of 20,700.

c)   Pre-export facility
     -------------------

On December 20, 2004, the Company signed an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, United States, which provides a committed pre-export facility of US$5 million, valid until December 2006. The Company has not drawn against this credit facility through December 31, 2005.

NOTE 10 - ALTERNATIVE MINIMUM INCOME TAX

The alternative minimum income tax was established by Law N(degree) 25,063 initially for a period of ten fiscal years. This tax, which was subsequently modified by the Competitiveness Program enacted by Decrees N(degree) 1,054/01 and 1,185/01 up to December 31, 2002, is complementary to regular income tax, since while regular income tax is calculated based on taxable income, alternative minimum income tax is calculated based on the potential gain derived from certain productive assets at a rate of 1%, the Company's income tax liability being the higher amount. However, when alternative minimum income tax for a fiscal year exceeds regular income tax, the excess can be utilized as credit for any excess of the regular income tax over alternative minimum income tax that could arise during the following ten fiscal years.

Due to the changes in the economic situation and considering income tax loss carry-forwards and the estimated future taxable income, the Company recognized valuation allowance on the total amount of alternative minimum income tax.

NOTE 11 - CLAIM AGAINST A FORMER COMPANY'S SUBSIDIARY

On December 30, 2004, October 6, 2005 and December 15, 2005 the Company received letters from Multitrans S.A. - acquirer of Con-Ser S.A., a subsidiary which was sold in 2000 - informing of assessments brought by the tax authorities with respect to certain activities undertaken while Mastellone Hermanos Sociedad Anonima was still the owner of Con-Ser S.A. The Company has agreed with Multitrans S.A. to work together to contest such claims, and prepare the documents that would evidence the wrongful criteria used by the tax authorities in determining the referred assessments.

The status as of December 31, 2005 of those tax assessments is as follows:

a) formal assessment issued by the tax authorities, appealed before the National Tax Court ("Tribunal Fiscal de la Nacion", an administrative court), in the total amount of 16,985 (including punitive interest of 10,723);

b) preliminary assessment issued by the tax authorities contested by the Company, whose arguments are being evaluated by such authorities, in the amount of 17,084. In case the arguments presented by the Company are rejected, punitive interest would be added in an amount estimated at 34,916, increasing the assessment to approximately 52,000. It should be mentioned that the Company has already decided to appeal before the National Tax Court in case its arguments are rejected and a formal assessment is issued by the tax authorities.

The tax and legal counselors advising the Company in contesting the assessments and who are assisting the Company in the appeal mentioned in a) above and will assist the Company in an appeal before the National Tax Courts (if necessary), as well as the Company's Board of Directors and Management, believe that its position will result in a favorable decision for the Company from the tax authorities or in the tax courts.

NOTE 12 - TRANSACTIONS AND AGREEMENTS EXECUTED

a) The following transactions related to Company's trademarks occurred in 2005:

     o Assignment of trademark Casancrem to Danone Argentina S.A. -except for certain similarly named products already being sold by Mastellone Hermanos Sociedad Anonima (or the Company) that will continue to be sold by the Company- at a price of US$1,000,000 (collected in cash).

     o Assignment of trademark SER (already shared for certain products) to Danone Argentina S.A., for certain new products (not currently sold by the Company or Danone Argentina) at a price of US$500,000 (collected in cash).

     o A license for 30 years of trademark Casanto-Casancrem to Danone Argentina S.A. (for products not produced by the Company) for a price of US$500,000 (collected in cash).

     o Other agreements that regulate the use of trademarks SER and Casancrem that the Company and Danone Argentina S.A. are and will continue to share.

     o Agreement with Danone Argentina S.A. ratifying a previous agreement signed in 1999 for the assignment of trademark SER for waters, redefining the scope and terms of such agreement.

          The entire cash consideration totaling US$1,500,000 related to the assignments of the trademarks was credited to income in 2005 (since those trademarks do not have a carrying value). The cash consideration of US$500,000 received related to the licensing of a trademark for 30 years was recorded as a deferred income and will be recognized in income over the entire term of the agreement.

b) On February 23, 2005, Frigorifico Rydhans S.A. entered into an agreement with a third party for the management of one of its production lines for a period of five years, beginning upon the commencement of the operations of the new production line. For this line of production, performance of purchases policies, identification of markets and customers, determination of credit risks and the operating management will be in charge of a third party while control and certain final decisions will remain with Frigorifico Rydhans S.A. This project involves the line of cuts of bovine meat for sale in the domestic market and abroad. The compensation consists of a fixed monthly fee plus variable fees, in accordance with an agreed scale. Frigorifico Rydhans S.A. has started developing transactions relating to the new activity since second quarter of 2005.

NOTE 13 - SEGMENT INFORMATION

The reporting operating segment information is based on the way that financial information prepared by the Company is organized for senior management in making operating decisions, evaluating performance and allocating resources. The comparative information on prior years on the same basis of segmentation is also presented.

The Company also prepares, for internal reporting purposes, limited financial information (primarily net sales) based on its different markets, including domestic and foreign.

a)   Primary segments: business lines
     --------------------------------

----------------------------------------------------------------------------------------------------------------------
                                   As of and for the year ended December 31, 2005
-------------------------------------------------- -------------------------------------------------------------------
                                                                             Business lines
                                                       Dairy         Meat         Olive        Other         Total
                                                      ---------      ---------    ---------    ---------     ---------
Net sales to external customers                       1,575,388         20,937          660        2,218     1,599,203
Net intersegment sales                                      458            492        5,704                      6,654
Interest income                                           5,066                                                  5,066
Interest expense                                        (53,056)            (3)         (57)                   (53,116)
Income tax loss                                              (3)                                     (39)          (42)
Extraordinary item                                       37,793                                                 37,793
Net income (loss) for the year                          (31,144)          (437)      (1,721)          42       (33,260)
Assets allocated to the business lines                1,497,206         12,957       77,108        1,023     1,588,294
Liabilities allocated to the business lines             886,089          3,315          987          402       890,793
Additions to property, plant and equipment               29,437            864          168           42        30,511
Additions to plantations in progress                                                  5,129                      5,129
Depreciation of property, plant and equipment            97,671            329          293          207        98,500
Amortization of intangible assets                            37                                                     37
Amortization of other investments                           353                                                    353
Charges not representing uses of cash (except
   amortization and depreciation, net of
   reversals)                                            21,749           (232)          94          406        22,017
Net domestic sales                                    1,390,974         18,913          660        2,218     1,412,765
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                   As of and for the year ended December 31, 2004
-------------------------------------------------- -------------------------------------------------------------------
                                                                             Business lines
                                                       Dairy         Meat         Olive        Other         Total
                                                      ---------      ---------    ---------    ---------     ---------
Net sales to external customers                       1,373,747          8,652          989        2,002     1,385,390
Net intersegment sales                                      309            451          166           57           983
Interest income                                           2,353                                                  2,353
Interest expense                                       (117,509)           (68)         (79)                  (117,656)
Income tax loss                                              (4)                       (182)         (93)         (279)
Extraordinary item                                      509,961                                                509,961
Net income (loss) for the year                          329,520         (2,364)      (2,275)         814       325,695
Assets allocated to the business lines                1,508,076          8,574       73,673        1,783     1,592,106
Liabilities allocated to the business lines             904,779          3,542          407          262       908,990
Additions to property, plant and equipment               24,389                       1,252           53        25,694
Additions to plantations in progress                                                  2,380                      2,380
Depreciation of property, plant and equipment           102,680            326          204           51       103,261
Amortization of intangible assets                            82                                                     82
Amortization of goodwill                                  3,858                                                  3,858
Amortization of other investments                           336                                                    336
Charges not representing uses of cash (except
   amortization and depreciation)                        19,498            746          275                     20,519
Net domestic sales                                    1,105,611          8,652          989        2,002     1,117,254
----------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------
                                   As of and for the year ended December 31, 2003
-------------------------------------------------- -------------------------------------------------------------------
                                                                             Business lines
                                                       Dairy         Meat         Olive        Other         Total
                                                      ---------      ---------    ---------    ---------     ---------
Net sales to external customers                     1,123,954          6,145                     2,042     1,132,141
Net intersegment sales                                     77                                                     77
Interest income                                         7,691              3           70                      7,764
Interest expense                                     (123,699)           (45)                               (123,744)
Income tax result                                          (1)                        182                        181
Net (loss) income for the year                       (182,899)        (2,668)        (868)         790      (185,645)
Assets allocated to the business lines              1,785,113          8,831       68,186        1,070     1,863,200
Liabilities allocated to the business lines         1,497,853          1,524        1,749          296     1,501,422
Additions to property, plant and equipment             12,797              1        4,477           82        17,357
Additions to plantations in progress                                                1,858                      1,858
Additions to intangible assets                            150                                                    150
Depreciation of property, plant and equipment         108,520            438            6            6       108,964
Amortization of intangible assets                          63              2                                      65
Amortization of goodwill                                4,077                                                  4,077
Amortization of other investments                         337                                                    337
Charges not representing uses of cash (except
amortization and depreciation)                         21,138            980                                  22,118
Net domestic sales                                  1,003,573          6,145                     2,042     1,011,760
----------------------------------------------------------------------------------------------------------------------

b)   Secondary segments: geographic division (client based)
     -----------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
          Information on Net Sales           |                  Geographic division (client based)
---------------------------------------------|------------------------------------------------------------------------
                                             |       Domestic        |        Exports         |        Total
                                             |        market         |                        |
---------------------------------------------|-----------------------|------------------------|-----------------------

For the year ended December 31, 2005                  1,412,765                 186,438                1,599,203

For the year ended December 31, 2004                  1,117,254                 268,136                1,385,390

For the year ended December 31, 2003                  1,011,760                 120,381                1,132,141
----------------------------------------------------------------------------------------------------------------------

NOTE 14 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN ARGENTINA ("ARGENTINE GAAP") AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES ("U.S. GAAP")

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from U.S. GAAP as follows:

1.   Property, Plant and Equipment

     i.   Foreign Exchange Gains or Losses. As more fully discussed in Note 3 e)
          3), foreign exchange gains or losses generated from January 6, 2002 to July 27, 2003 on non-Argentine peso denominated direct or indirect obligations related to the acquisitions, construction or installation of property, plant and equipment, were included as part of the historical cost of such assets, net of the effect of restating the historical cost to reflect the effects of inflation. The inclusion of foreign exchange gains or losses as part of the historical cost of property, plant and equipment is not allowed under U.S. GAAP, which requires that foreign exchange gains or losses are to be immediately credited or charged to income.

     ii. Technical Revaluation. The Company's property, plant and equipment are carried under Argentine GAAP at their historical cost restated for the effects of inflation. The Company recognized as addition to historical cost, in 1986, as allowed under Argentine GAAP, a revaluation increase of about 89 million based on technical appraisals performed by independent parties. The net revaluation increase (that is, the excess of the net appraised value over the carrying value of the property, plant and equipment) was included in the technical reserve account (a component of shareholders' equity). The revaluation increase (as adjusted for the effects of inflation) is also depreciated with the depreciation expense on the revaluation increase charged to the technical reserve account. The remaining balance of the technical reserve account was off-set against cumulative losses in April 2002 and, thereafter, the depreciation expense on the revaluation increase was charged to income. Under U.S. GAAP, revaluation of property, plant and equipment is not permitted.

     iii. Impairment - The Company acquired a property in 2002 that it planned to use as facility for the production of cheese (the "Cheese Facility"). The Company began construction of the Cheese Facility in February 2002 but had to temporarily halt the construction in October 2002 because of an adverse change in the business climate in Argentina that it expected to result in lower demand for cheese products. Subsequently, in 2003, the Company considered the permanent discontinuance of the construction of the Cheese Facility and explored other options to recover its investment (including its sale or disposal).

          The Company and Calyon (successor of Credit Lyonnais S.A) agreed on June 4, 2004 to re-finance the loan secured by the Cheese Facility. In connection with such re-financing, the Company agreed with Calyon to attempt to sell the Cheese Facility for a floor price of US$4.5 million with the proceeds from the sale used to settle a portion of the re-financed loan. The Company, under Argentine GAAP, recognized an impairment loss on the Cheese Facility at the time of the closing of re-financing agreement (the "Agreement"). The impairment loss was based on the excess of the carrying value of the Cheese Facility over the floor price indicated in the Agreement since the Company believed that such floor price approximated the fair value of the Cheese Facility.

          Under U.S. GAAP, the Cheese Facility was tested for recoverability in 2003 as a result of the continued deterioration of the business climate in Argentina and the decision to discontinue the construction of the Cheese Facility. The Company recognized an impairment loss of 20,784 in 2003 for the excess of the carrying value of the Cheese Facility over its fair value since the undiscounted cash flows expected to result from the use and eventual disposition of the Cheese Facility exceeded its carrying amount.

2. Goodwill - The Company acquired: (a) 100% equity interest in Leitesol Industria y Comercio S.A. ("LIC") in 1998 and recognized goodwill of 34,948; (b) 100% equity interest in Cabana Los Charas S.A. ("CLC") in 2000 and recognized goodwill of 2,508; (c) 84% equity interest in Mastellone San Luis S.A. ("MSL") in 1999 and recognized goodwill of 48,473; (d) an additional 1.4% equity interest in MSL in 2003 and recognized goodwill of 1,300 (the "additional MSL goodwill") and (e) in January 2004, the Company acquired an additional 5.95% equity interest in MSL and recognized a negative goodwill of 1,958. The LIC and MSL goodwill are different under U.S. GAAP because of the effect of deferred taxation. Deferred taxes were not considered in accounting for business combinations under the Argentine GAAP applicable in 1998 and 1999. Thus, under U.S. GAAP, goodwill recognized on the LIC acquisition was 32,695, on the CLC acquisition was 2,508 and on the MSL acquisition was 46,104.

     i. Amortization of Goodwill. Goodwill was amortized over its estimated useful life ranging from 8 years to 13 years under both Argentine GAAP and U.S. GAAP prior to 2002. Under U.S. GAAP, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, 'Goodwill and Other Intangible Assets', on January 1, 2002 and, at that time, ceased amortizing goodwill.

     ii.  Goodwill Impairment

          An impairment loss on goodwill might be determined under Argentine GAAP applicable as of December 31, 2002 based on current and expected future profitability of a legal entity from which acquisition the goodwill arose. The Company recognized, in 2002, impairment losses of 1,922 on the CLC goodwill and 13,821 on the LIC goodwill since CLC and LIC were not currently profitable and the Company believed that their return to future profitability was not currently determinable. The Company did not recognize an impairment loss on the MSL goodwill in 2002 since MSL was profitable and the Company believed that it would continue to be profitable.

          Effective in 2003, Argentine GAAP allows goodwill impairment testing to be made at a level higher than the legal entities (such as an operating segment) and requires goodwill to be tested for impairment together with property, plant and equipment (the "PPE"). The new accounting standard requires goodwill and PPE to be tested for impairment using a two-step process. The first step is the comparison of the undiscounted cash flows for a period equivalent to the remaining useful life of an operating segment with the carrying value of the goodwill and PPE. The second step, which is performed only if the undiscounted cash flows for a period equivalent to the remaining useful life of an operating segment is less than the total carrying value of the goodwill and PPE, is the comparison of the total carrying value of the goodwill and PPE with the total fair value of the PPE and goodwill. An impairment loss is recognized for the excess of the total carrying value of the goodwill and PPE over the total fair value of the goodwill and PPE. The Company did not recognize any impairment loss on the additional MSL goodwill in 2003.

          As of December 31, 2004, under Argentine GAAP, the projected cash flows prepared for the cheese maturing activity (developed by MSL) that was considered separately from the general dairy business, did not support the accounting value of the goodwill, which was fully written off and charged to income as an extraordinary item in the amount of 28,754. The separate analysis of the two activities (general dairy business and cheese maturing) was carried out as an approach to considering the minimum level of cash generating activities. Due to the recurrent losses generated by LIC, the residual value of the goodwill corresponding to this company was also fully written off through a charge to extraordinary items (464).

          SFAS No. 142 requires an evaluation of goodwill for impairment at a reporting unit level upon adoption, annually thereafter, and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Under U.S. GAAP, the fair value of a reporting unit is measured based on management's best estimates of future discounted cash flows. Each reporting unit's discounted cash flow analysis used a discount rate that corresponded to the reporting unit's estimated cost of capital, which was consistent with that used for investment decisions and took into account the specific risks associated with the reporting unit and the general risk of the economic environment in which it operates. Certain other key assumptions utilized, including changes in revenue, product cost and operating expenses, were based on estimates related to the reporting unit's initiatives. Such assumptions were also consistent with those utilized in the reporting unit's annual planning processes. As required under SFAS No. 142, the Company performed transitional impairment test on the goodwill on each of its reporting units upon adoption of SFAS No. 142 on January 1, 2002. The impairment loss amounting to 2,173 recognized under Argentine GAAP on the CLC goodwill was the same under SFAS No. 142, while the impairment loss recognized on the LIC goodwill under SFAS No. 142 amounted to 12,261. The Company also recognized, upon its adoption of SFAS No. 142 on January 1, 2002, an impairment loss of 38,518 on the entire carrying amount as of December 31, 2001 of the goodwill related the 1999 acquisition of MSL. The impairment losses on CLC goodwill, LIC goodwill and the MSL goodwill totaling to 52,952 was recognized as cumulative effect of a change in accounting principle under U.S. GAAP in 2002. An impairment loss was recognized for the entire amount of the additional MSL goodwill in 2003 under SFAS No. 142 since management's estimate of the implied value of goodwill was zero.

     iii. Negative goodwill allocated to property, plant and equipment - As explained below, in January 2004, the Company acquired an additional 5.95% equity interest in MSL. The negative goodwill was accounted for under Argentine GAAP as a reduction of the carrying amounts of the goodwill that arose from previous acquisitions of equity interests in MSL. Under US GAAP, the excess of the fair value of assets acquired and liabilities assumed over the purchase price related to the acquisition of the 5.95% equity interest in MSL was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to certain assets acquired primarily "property, plant and equipment".

3.   Inventories

     i. Replacement Cost under Argentine GAAP versus Lower of Cost or Market under U.S. GAAP. Replacement cost under Argentine GAAP is determined, in part, by valuing imported material costs (primarily packaging materials) at their exchange rates prevailing at the balance sheet dates. Thus, replacement cost under Argentine GAAP differed from historical cost (or market, if lower) under U.S. GAAP to the extent that exchange rates when the packaging materials were actually purchased differed from the exchange rates prevailing at the balance sheet dates. Replacement cost under Argentine GAAP exceeded historical cost under U.S. GAAP as of December 31, 2005, 2004 and 2003 by 10,432, 15,201 and 16,973, respectively.

     ii. Net Realizable Value under Argentine GAAP versus Lower of Cost or Market under U.S. GAAP. Certain finished good inventories, primarily high turnover products such as fluid milk and cream, through December 31, 2002, were carried at net realizable value under Argentine GAAP; which is net selling price less direct selling expenses. Net realizable value under Argentine GAAP exceeded historical cost (or market, if lower) under U.S. GAAP as of December 31, 2002 by 678.

4.   Restructuring and extinguishment of financial debts

     i.   Restructuring of secured loan with Calyon (see Note 1 b)

          a. Under Argentine GAAP, total amount of the gain related with the waiver of unpaid interest arising from this restructuring was recorded. Under U.S. GAAP, SFAS No. 15 establishes that if the total future cash payments specified by the new terms of a payable, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on restructuring of payables equal to the amount of the reduction. As total future payments are less than the carrying amount of the loan, a gain was recorded under U.S. GAAP in 2004 (5,145).

               Extinguishment of Debt:

               Calyon, on December 20, 2005, accepted payment of US$3,500,000 (Ps 10,612) for a portion of the loan with principal amount of US$4,375,000 (Ps 13,265) or at 80% of the principal amount. The principal of such portion of the loan was Ps 13,265 under Argentine GAAP while its carrying amount was Ps 14,311 under U.S. GAAP. The gain recognized under Argentine GAAP on the settlement of the portion of the loan of Ps 2,653 was reversed under U.S. GAAP. A gain of Ps 3,699, representing the difference between the carrying amount of the portion of the loan extinguished and the amount paid, was recognized under U.S. GAAP.

          b. Interest expense on restructured debts continues to be recognized under Argentine GAAP based on the terms under the restructuring agreement. Under U.S. GAAP, no interest expense is recognized on restructured debts for any period between the date of restructuring and maturity of the debts and, consequently, post restructuring interests accrued under Argentine GAAP were reversed under U.S. GAAP

     ii.  Restructuring and extinguishment of unsecured debts (see Note 1 c) 1.,
          2. and 3.)

          The accounting for debt restructuring under Argentine GAAP is more fully discussed in Note 1 d).

          Under Argentine GAAP, total amount of:

          a. The gain related to the waiver of interest arisen from the restructuring celebrated on October 22, 2004,

          b.   the gain arising from the cash tender, and

          c. the profit arising from the recognition of the fair value of the new debt were recorded in 2004. Such amounts were reversed for U.S. GAAP purposes. Under U.S. GAAP, SFAS 15 establishes that if the total future cash payments specified by the new terms of a payable, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on restructuring of payables equal to the amount of the reduction.

          d. As total future payments are less than the carrying amount of the payable, a gain was recorded under U.S. GAAP in 2004.

               The Company, on December 16, 2005, paid US$1,932,000 (Ps 5,858) for New Senior Notes due 2012 with principal amount of US$2,300,000 (Ps6,974). The principal amount of such New Senior Notes due 2012 was Ps6,974 under Argentine GAAP while its carrying amount was Ps10,501 under U.S. GAAP. The gain of Ps1,116, representing the difference between amount paid and carrying amount of the principal of such New Senior Notes due 2012 recognized under Argentine GAAP, was reversed under U.S. GAAP. A gain of Ps4,643, representing the difference between the carrying amount of such New Senior Notes due 2012 and the amount paid, was recognized under U.S. GAAP.

               e. Interest expense on restructured unsecured debts continues to be recognized under Argentine GAAP based on the terms under the restructuring agreement. Under U.S. GAAP, no interest expense is recognized for any period between the date of the restructuring and maturity of the restructured unsecured debts and, consequently, post restructuring interests accrued under Argentine GAAP were reversed under U.S. GAAP.

          iii. Restructuring of Senior Notes due 2008 (exchanged for New Senior Notes due 2012). (see Note 1. c) 1 )

               The accounting for debt restructuring under Argentine GAAP is more fully discussed in Note 1 d).

               a. The gain recognized under Argentine GAAP of Ps7,031 representing the unpaid interest waived pursuant to the restructuring agreement entered into on June 23, 2005 was reversed under U.S. GAAP.

                    No gain was recognized under U.S. GAAP pursuant to the guidance in SFAS No. 15 since the total future cash payments specified under the restructuring agreement (including both payments designated as interest and those designated as face amount) are higher than the carrying amount of the Senior Notes due 2008 (including unpaid interest thereon).

               b. Interest expense on the New Senior Notes due 2012 under U.S. GAAP is computed in a way that a constant effective interest rate is applied to the carrying amount of the New Senior Notes due 2012 at the beginning of each period between the date of the restructuring and maturity date. The new effective interest rate is the discount rate that equates to the present value of the total future cash payments specified under the New Senior Notes due 2012 with the carrying amount of the Senior Notes due 2008 at the date of the restructuring.

               c. The interest expense on the New Senior Notes due 2012, which continues to be recognized under Argentine GAAP based on the terms under the restructuring agreement, was reversed under U.S. GAAP. The interest expense under U.S. GAAP is recognized as explained in (b.) above.

               The accounting for loans or long-term debts under Argentine GAAP are more fully discussed in Note 3 e) 11) and in Note 1 d).

               d. The adjustment recognized under Argentine GAAP representing the difference between the carrying amount of the Senior Notes due 2008 (principal only) of Ps16,342 and its fair value of Ps13,668 was reversed under U.S. GAAP.

          iv. Renegotiation of the previously restructured New Collateralized Floating Rate Debt with Compagnie Gervais Danone (see Note 1 c) 2.)

               The accounting for debt restructuring under Argentine GAAP is more fully discussed in Note 1 d).

               a. The gain recognized under Argentine GAAP of Ps 41,179 (US$14,131,433) representing the principal of the debt that was waived under the restructuring agreement entered into on February 8, 2005 was reversed under U.S. GAAP.

               b. A gain of Ps 36,345 was recognized under U.S. GAAP pursuant to the guidance in SFAS No. 15, representing the excess of the carrying amount of the debt being restructured over the total future cash payments specified under the restructuring agreement (including both payments designated as interest and those designated as face amount).

               c. Interest expense on restructured debts continues to be recognized under Argentine GAAP based on the terms under the restructuring agreement. Under U.S. GAAP, no interest expense is recognized on restructured debts for any period between the date of the restructuring and maturity of the debts and, consequently, post restructuring interests accrued under Argentine GAAP were reversed under U.S. GAAP.

                    The accounting for loans or long-term debts under Argentine GAAP are more fully discussed in Note 3 e) 11) and in Note 1
                    d).

               d. The gain recognized under Argentine GAAP of Ps 8,510 representing the difference between the principal amount of the debt of Ps 45,480 and its fair value of Ps 36,970 was reversed under U.S. GAAP.

          v. Waiver of unpaid interest on non-restructured Senior Notes due 2008. Under Argentine GAAP, the gain amounting to 1,323 related to the waiver of unpaid interest on a portion of the non-restructured Senior Notes due 2008 paid by the Company on February 4, 2005 (see Note 1 c) 1.) was recorded as of December 31, 2004. The payment of such non-restructured Senior Notes due 2008 was accounted for under U.S. GAAP as an extinguishment of debt pursuant to the guidance under SFAS No. 140. Accordingly, the non-restructured Senior Notes due 2008 were derecognized and a gain on extinguishment of debt was recognized in February 2005.

          vi. Direct Costs Incurred to Effect Debt Restructurings. The Company incurred certain costs directly related to the restructuring or refinancing of its debts. Under U.S. GAAP, the restructuring of a portion of the Company's debt completed in 1998 and 2003 and the restructuring of the majority of its unsecured debts that was completed in 2004 were considered troubled debt restructurings under SFAS No. 15, `Accounting by Debtors and Creditors for Troubled Debt Restructurings'. Accordingly, all costs incurred directly related the foregoing restructurings were included in expense for the period incurred, under U.S. GAAP. Under Argentine GAAP, and up to December 31, 2002, all direct costs incurred to effect debt restructurings were deferred and amortized on a straight-line basis over the term of the restructured debt. Effective January 1, 2003, all direct costs incurred to effect debt restructurings are deferred up to the date when the restructuring is completed, and at that date, they are expensed together with the recognition of other effects on net income (such as income recognized on accrued interest expense waived). Any unamortized direct costs existing as of December 31, 2002, incurred to effect 1998 debt restructuring were, under the new standards, charged to income in 2003.

5. Organization costs - Costs totaling to 222 incurred in 1997 and 1998 by Carnes Puntanas (a wholly-owned consolidated subsidiary that merged with Mastellone San Luis S.A., another consolidated subsidiary, in 2001) related to its incorporation (commonly referred to as "organization costs") were deferred and amortized over five years (up to 2004) under Argentine GAAP. Such costs are expensed as incurred under U.S. GAAP.

6. Extraordinary Item - The Company presented as extraordinary item in the consolidated statements of operations under Argentine GAAP for the fiscal years ended December 31, 2005 and 2004 the gain on restructuring and renegotiation of debt, and the write-down or impairment losses on assets (including goodwill) for the fiscal year ended December 31, 2004. Under U.S. GAAP, an event or transaction is presumed to be an ordinary and usual activity of an entity, the effects of which should be included in income from operations, unless the evidence clearly supports its classification as an extraordinary item. Thus, under U.S. GAAP, the Company believed that write-down or impairment losses on assets and gain on restructuring and renegotiation of debt are considered usual in nature since they are expected to recur as a consequence of customary and continuing business activities.

7.   Income Taxes - The differences in Argentine GAAP and U.S. GAAP described in
     Item 1 to Item 5 above had no significant impact on current income tax expenses for all periods and had no significant impact on net deferred tax assets of the Company as of December 31, 2005, 2004 and 2003.

The table below presents the reconciliation of net (loss) income and shareholders' equity under Argentine GAAP as reported in the accompanying consolidated financial statements to net loss and shareholders' equity amounts determined under U.S. GAAP giving effect to the differences set out above. Argentine GAAP, as more fully discussed in Note 3 c), restated the accompanying consolidated financial statements to recognize the effects of inflation for the period from January 2002 through February 2003. The table below, as permitted under Item 17 of Form 20-F, did not include in the reconciliation the effects of inflation on U.S. GAAP net loss/income and shareholders' equity except to the effect of inflation where the carrying amounts of assets and liabilities under Argentine GAAP differed from U.S. GAAP.




                                                                               2005           2004            2003
                                                                            ----------     ----------      ----------
Net (loss) income as reported under Argentine GAAP                           (33,260)        325,695        (185,645)
U.S. GAAP adjustments:
1. Property, Plant and Equipment
    i. Foreign exchange gains and losses
       a.  Amounts of foreign exchange gains and losses                         (214)          2,553         154,924
       b.  Depreciation expense related to foreign exchange gains and
           losses                                                              8,879           8,739           1,182
   ii. Technical revaluation - depreciation expense on revaluation
       increase                                                                3,007           3,286           6,185
  iii. Impairment loss                                                                        20,784         (20,784)
2. Goodwill
   i.  Amortization                                                                            3,858           4,077
   ii. Impairment loss                                                                        31,176          (1,300)
   iii.  Negative goodwill allocated to property, plant and equipment
       a.  Original value                                                                     (1,958)
       b.  Depreciation expense                                                   52              52
3. Inventories
   i. Difference between replacement cost under Argentine GAAP and
       lower of cost or market under U.S. GAAP.                                4,769           1,772           2,451
   ii. Difference between net realizable value under Argentine GAAP
       versus lower of cost or market under U.S. GAAP.                                                           678
4. Restructuring and extinguishment of financial debts
   i. Restructuring of secured loan with Calyon
       a.  Debt restructuring adjustment under U.S. GAAP                       1,046          (5,145)
       b.  Reversal of post-restructuring accrued interests under
           Argentine GAAP                                                      1,442             739
   ii. Restructuring and extinguishment of unsecured debts
       a.  Waiver of unpaid interests                                                       (327,386)
       b.  Gain arising from the cash tender                                                (100,709)
       c.  Adjustment to record the fair value of the unsecured debts         35,546        (145,475)
       d.  Gain on the debt restructuring under U.S. GAAP                      3,527          68,866
       e.  Reversal of post-restructuring accrued interests under
           Argentine GAAP                                                     47,921          11,835
   iii.  Restructuring of Senior Notes due 2008 (exchanged for New
       Senior Notes due 2012)
       a.  Waiver of unpaid interests                                         (7,031)
       b.  Accrual of interest under U.S. GAAP                                  (120)
       c.  Reversal of post-restructuring accrued interests under
           Argentine GAAP                                                        635
       d.  Adjustment to record the New Senior Notes due 2012 at fair
           value                                                              (2,674)
   iv. Renegotiation of the previously restructured New
       Collateralized Floating Rate Debt with Compagnie Gervais Danone
       a.  Waiver of a portion of the principal                              (41,179)
       b.  Gain on the debt restructuring under U.S. GAAP                     36,345
       c.  Reversal of post-restructuring accrued interests under
           Argentine GAAP                                                      3,275
       d.  Adjustment to record the New Collateralized Floating Rate
           Debt at fair value                                                 (8,510)
   v.  Waiver of unpaid interest on Senior Notes due 2008                      1,323          (1,323)
   vi. Direct costs incurred to effect debt restructurings                                     6,993          (3,188)
5. Amortization of organization costs, net of minority interest                                   44              38
                                                                            ----------     ----------      ----------
Net income (loss) under U.S. GAAP (in Argentine pesos)                        54,779         (95,604)        (41,382)
                                                                            ==========     ==========      ==========

Net income (loss) per share under U.S. GAAP                                     0.12           (0.23)          (0.10)
                                                                            ==========     ==========      ==========
Weighted average number of shares                                            457,547         409,902         409,902
                                                                            ==========     ==========      ==========

The consolidated condensed statements of operations for the years ended December 31, 2005, 2004 and 2003 under U.S. GAAP are as follows:


                                                                           2005             2004             2003
                                                                       ------------     ------------     ------------
Net sales                                                               1,599,203        1,385,390        1,132,141
Cost and expenses                                                      (1,601,426)      (1,443,477)      (1,200,894)
Other income (expenses), net                                               57,045          (37,232)          27,277
Income tax                                                                    (42)            (279)             181
Minority interest                                                              (1)              (6)             (87)
                                                                       ------------     ------------     ------------
     NET INCOME (LOSS)                                                     54,779          (95,604)         (41,382)
                                                                       ============     ============     ============

                                                                           2005             2004             2003
                                                                       ------------     ------------     ------------

Shareholders' equity as reported under Argentine GAAP                     697,500          683,115          357,420
U.S. GAAP adjustments:
1. Property, Plant and Equipment
   i. Foreign exchange gains and losses
       a.  Amounts of foreign exchange gains and losses                  (163,670)        (163,456)        (166,012)
       b.  Accumulated depreciation related to foreign exchange
           gains and losses                                                35,497           26,618           17,879
   ii. Technical revaluation
       a.  Revaluation increase                                           (48,380)         (48,380)         (48,380)
       b.  Accumulated depreciation on revaluation increase                33,296           30,289           27,003
   iii.Impairment loss (20,784)
2. Goodwill                                                                                                 (20,784)
   i.  Accumulated amortization                                                                               3,475
   ii. Impairment                                                                                           (38,509)
   iii.Negative goodwill allocated to property, plant and
       equipment
       a.  Original value                                                  (1,958)          (1,958)
       b.  Accumulated depreciation                                           104               52
3. Inventories
    Difference between replacement cost under Argentine GAAP and
    lower of cost or market under U.S. GAAP                               (10,432)         (15,201)         (16,973)
4. Restructuring and extinguishment of financial debts
   i. Restructuring of secured loan with Calyon
       a.  Debt restructuring adjustment under U.S. GAAP                   (4,099)          (5,145)
       b.  Reversal of post-restructuring accrued interests under
           Argentine GAAP                                                   2,181              739
   ii. Restructuring and extinguishment of unsecured debts
       a.  Waiver of unpaid interests                                    (327,386)        (327,386)
       b.  Gain arising from the cash tender                             (100,709)        (100,709)
       c.  Adjustment to record the fair value of the unsecured
           debts                                                         (109,929)        (145,475)
       d.  Gain on the debt restructuring under U.S. GAAP                  72,393           68,866
       e.  Reversal of post-restructuring accrued interests under
           Argentine GAAP                                                  59,756           11,835
   iii.  Restructuring of Senior Notes due 2008 (exchanged for
         New Senior Notes due 2012)
       a.  Waiver of unpaid interests                                      (7,031)
       b.  Accrual of interest under U.S. GAAP                               (120)
       c.  Reversal of post-restructuring accrued interests under
           Argentine GAAP                                                     635
       d.  Adjustment to record the New Senior Notes due 2012 at
           fair value                                                      (2,674)
   iv. Renegotiation of the previously restructured New
       Collateralized Floating Rate Debt with Compagnie Gervais
       Danone
       a. Waiver of a portion of the principal                            (41,179)
       b. Gain on the debt restructuring under U.S. GAAP                   36,345
       c. Reversal of post-restructuring
          accrued interests under Argentine GAAP                            3,275
       d.  Adjustment to record the New Collateralized Floating
           Rate Debt at fair value                                         (8,510)
   v.  Waiver of unpaid interest on Senior Notes due 2008                                   (1,323)
   vi. Direct costs incurred to effect debt restructurings                                                   (6,993)
5. Unamortized organization costs                                                                               (41)
                                                                       ------------     ------------     ------------
Shareholders' equity under U.S. GAAP (in Argentine pesos)                 114,905           12,481          108,085
                                                                       ============     ============     ============

The consolidated condensed balance sheets as of December 31, 2005, 2004 and 2003 under U.S. GAAP are as follows:


                                             2005          2004          2003
                                         ------------  ------------  -----------
Current assets                            459,702       390,402        503,172
Property, plant and equipment, net        888,332       947,784      1,074,282
Other non-current assets                   84,717        81,884         36,478
                                        ------------  ------------   -----------
     TOTAL                              1,432,751     1,420,070      1,613,932
                                        ============  ============   ===========
Current liabilities                       250,585       244,210        745,435
Non-current liabilities                 1,067,260     1,163,378        756,061
Minority interest                               1             1          4,351
Shareholders' equity                      114,905        12,481        108,085
                                        ------------  ------------   -----------
     TOTAL                              1,432,751     1,420,070      1,613,932
                                        ------------  ------------   -----------

The unrestructured debts were reclassified as current liabilities (in the Argentine GAAP financial statements they are shown as non-current liabilities, except in 2004 for the portion of principal of a loan that was fully paid by the Company after year-end which was also classified as current liabilities under Argentine GAAP).

The consolidated condensed statements of shareholders' equity as of December 31, 2005, 2004 and 2003 under U.S. GAAP are as follows:


                                                                                           Retained
                                                  Shareholders' contributions              earnings         Total
                                         ---------------------------------------------  ---------------
                                                          Additional
                                                            paid-in
                                          Common stock    capital and
                                              and         Irrevocable
                                         adjustment to      capital                      Accumulated
                                          common stock   contributions      Total           losses

Balance as of December 31, 2002             900,665          44,456        945,121        (795,654)        149,467

Net loss                                                                                   (41,382)        (41,382)
                                          ----------       ---------      ---------      ----------       ---------
Balance as of December 31, 2003             900,665          44,456        945,121        (837,036)        108,085
                                          ==========       =========      =========      ==========       =========

Net loss                                                                                   (95,604)        (95,604)
                                          ----------       ---------      ---------      ----------       ---------
Balance as of December 31, 2004             900,665          44,456        945,121        (932,640)         12,481
                                          ==========       =========      =========      ==========       =========

Absorption of accumulated losses           (217,550)        (44,456)      (262,006)        262,006
Capitalization of shareholders'
   contributions                             47,645                         47,645                          47,645
Net income                                                                                  54,779          54,779
                                          ----------       ---------      ---------      ----------       ---------
Balance as of December 31, 2005             730,760                        730,760        (615,855)        114,905
                                          ==========       =========      =========      ==========       =========

The consolidated condensed statements of cash flows as of December 31, 2005, 2004 and 2003 under U.S. GAAP are as follows:

                                                              2005         2004         2003
                                                            --------     --------     --------

 Net cash provided by operating activities                   28,245       104,022       55,243
 Net cash used in investing activities                      (31,293)      (21,808)     (10,841)
 Net cash provided by (used in) financing activities          7,596      (164,596)      (2,245)

 Increase (decrease) in cash and cash equivalents             4.548       (82,382)      42,157
 Cash and cash equivalents at beginning of year              76,229       158,611      116,454
                                                            -------      ---------     --------
 Cash and cash equivalents at end of year                    80,777        76,229      158,611
                                                            =======      ========      ========

Effects of reconciliation items on deferred tax assets and liabilities under U.S. GAAP as of December 31, 2005, 2004 and 2003 are as follows:


                                                                      2005          2004            2003
                                                                    --------      --------        --------
 Deferred tax assets

    Tax loss carryforwards                                           185,578       195,643         298,545
    Exchange differences deductible in future fiscal years             9,141        18,282          27,423
    Inventories                                                        1,909         4,533           3,664
    Allowances, accrual for litigation expenses and other
       non-deductible accruals                                         9,283         9,162           8,330
    Trouble debt restructuring adjustment                            107,078       123,130
    Other temporary differences                                                        786             107
                                                                    --------      --------        --------
                                                                     312,989       351,536         338,069
 Valuation allowance                                                (156,075)     (179,152)       (146,472)
                                                                    --------      --------        --------
          Subtotal                                                   156,914       172,384         191,597
 Deferred tax liabilities
    Property, plant and equipment                                   (156,652)     (172,031)       (191,308)
    Other temporary differences                                         (215)         (348)
                                                                    --------      --------        --------
          Subtotal                                                  (156,867)     (172,379)       (191,308)
                                                                    --------      --------        --------
          Total                                                           47             5             289
                                                                    ========      ========        ========


NOTE 15 - GUARANTOR SUBSIDIARIES

Leitesol Industria e Comercio S.A. ("LIC"), Mastellone San Luis Sociedad Anonima ("MSL") and Promas Sociedad Anonima ("Promas") guarantee the new Senior Notes (see Note 1). LIC is incorporated in Brazil and MSL and Promas are Argentine companies. LIC, MSL and Promas are wholly owned by Mastellone Hermanos Sociedad Anonima as of December 31, 2005 and 2004 and the guarantees are full, unconditional joint and several. The condensed consolidated financial information of MHSA, LIC, combined MSL and Promas, and all other consolidated subsidiaries of MHSA is detailed below.

Income statement for the year ended December 31, 2005:


                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------
Net sales                     1,505,660        116,996         124,527         23,700       (171,680)         1,599,203
Cost and expenses            (1,525,176)      (111,292)       (116,180)       (24,074)       172,184         (1,604,538)
Other income (expenses),
  net                             8,621           (988)            605            (59)       (18,604)           (10,425)
Interests and other
  financial results             (60,158)         1,827           2,377            749            (45)           (55,250)
Income tax                                                                        (42)                              (42)
Minority interest                                                                                 (1)                (1)
Extraordinary items              37,793                                                                          37,793
                           -------------    ------------     ----------   ------------    -------------      -----------
  NET (LOSS) INCOME FOR
    THE YEAR                    (33,260)         6,543          11,329            274        (18,146)           (33,260)
                           =============    ============     ==========   ============    =============      ===========

Balance sheet as of December 31, 2005:

                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------
Current assets                  421,489         23,959          42,824          8,728        (37,298)           459,702
Non-current assets            1,151,195        140,936           6,564          8,322       (178,425)         1,128,592
                           -------------    ------------     ----------   ------------    -------------      -----------
      TOTAL                   1,572,684        164,895          49,388         17,050       (215,723)         1,588,294
                           =============    ============     ==========   ============    =============      ===========
Current liabilities             238,480          8,933          29,945         14,007        (41,844)           249,521
Non-current liabilities         636,704            820           3,400            417            (69)           641,272
                           -------------    ------------     ----------   ------------    -------------      -----------
Total liabilities               875,184          9,753          33,345         14,424        (41,913)           890,793
Minority interest                                                                                  1                  1
Shareholders' equity            697,500        155,142          16,043          2,626       (173,811)           697,500
                           -------------    ------------     ----------   ------------    -------------      -----------
      TOTAL                   1,572,684        164,895          49,388         17,050       (215,723)         1,588,294
                           =============    ============     ==========   ============    =============      ===========

Cash flows for the year ended December 31, 2005:


                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------
Net cash provided by
  (used in) operating
  activities                     79,826          4,647           1,562            129         (3,635)            82,529
Net cash (used in)
  provided by investing
  activities                    (29,607)        (5,391)           (120)        (1,053)         4,878            (31,293)
Net cash (used in)
  provided by financing
  activities                    (46,688)         4,653                          1,609         (6,262)           (46,688)
                           -------------    ------------     ----------   ------------    -------------      -----------

Increase (decrease) in
  cash and cash
  equivalents                     3,531          3,909           1,442            685         (5,019)             4,548
Cash and cash
  equivalents at
  beginning of year              72,139            798           1,678          1,614                            76,229
                           -------------    ------------     ----------   ------------    -------------      -----------
Cash and cash
  equivalents at end of
  year                           75,670          4,707           3,120          2,299         (5,019)            80,777
                           =============    ============     ==========   ============    =============      ===========

Income statement for the year ended December 31, 2004:

                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------
Net sales                     1,336,425         93,202          76,477         11,234       (131,948)         1,385,390
Cost and expenses            (1,353,791)       (89,546)        (82,846)       (12,009)       132,717         (1,405,475)
Other income (expenses),
  net                           (24,359)        (3,722)             (2)          (562)         5,209            (23,436)
Interests and other
  financial results            (142,541)          (125)          1,862            337                          (140,467)
Income tax                                        (182)                           (97)                             (279)
Minority interest                                                                                  1                  1
Extraordinary items             509,961         (2,637)                                        2,637            509,961
                           -------------    ------------     ----------   ------------    -------------      -----------
  NET INCOME (LOSS) FOR
  THE YEAR                      325,695         (3,010)         (4,509)        (1,097)         8,616            325,695
                           =============    ============     ==========   ============    =============      ===========

Balance sheet as of December 31, 2004:

                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------

Current assets                  373,407         18,020          26,295          4,369        (31,689)           390,402
Non-current assets            1,203,362        141,285           6,192          7,642       (156,777)         1,201,704
                           -------------    ------------     ----------   ------------    -------------      -----------
      TOTAL                   1,576,769        159,305          32,487         12,011       (188,466)         1,592,106
                           =============    ============     ==========   ============    =============      ===========
Current liabilities             214,582         14,100          24,778          7,510        (36,228)           224,742
Non-current liabilities         679,072            588           3,443          2,055           (910)           684,248
                           -------------    ------------     ----------   ------------    -------------      -----------
Total liabilities               893,654         14,688          28,221          9,565        (37,138)           908,990
Minority interest                                                                                  1                  1
Shareholders' equity            683,115        144,617           4,266          2,446       (151,329)           683,115
                           -------------    ------------     ----------   ------------    -------------      -----------
      TOTAL                   1,576,769        159,305          32,487         12,011       (188,466)         1,592,106
                           =============    ============     ==========   ============    =============      ===========

Cash flows for the year ended December 31, 2004:

                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------
Net cash provided by
  (used in) operating
  activities                    140,162         (7,449)           (198)        (1,501)        (2,829)           128,185
Net cash (used in)
  provided by investing
  activities                    (30,730)        (3,698)            (37)         1,025         11,632            (21,808)
Net cash (used in)
  provided by financing
  activities                   (188,759)        11,537                            970        (12,507)          (188,759)
                           -------------    ------------     ----------   ------------    -------------      -----------

(Decrease) increase in
  cash and cash equivalents     (79,327)           390            (235)           494         (3,704)           (82,382)
Cash and cash
  equivalents at
  beginning of year             155,170            408           1,913          1,120                           158,611
                           -------------    ------------     ----------   ------------    -------------      -----------
Cash and cash
  equivalents at end of
  year                           75,843            798           1,678          1,614         (3,704)            76,229
                           =============    ============     ==========   ============    =============      ===========

Income statement for the year ended December 31, 2003:

                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------
Net sales                     1,074,894        100,535          61,187          8,369       (112,844)         1,132,141
Cost and expenses            (1,113,765)      (102,645)        (63,087)        (8,737)       112,575         (1,175,659)
Other income (expenses),
  net                           (22,962)           (64)           (583)        (2,096)         1,881            (23,824)
Interests and other
  financial results            (123,812)         2,043           2,746            984           (359)          (118,398)
Income tax                                         182                             (1)                              181
Minority interest                                                                                (86)               (86)
                           -------------    ------------     ----------   ------------    -------------      -----------
  NET (LOSS) INCOME FOR
    THE YEAR                   (185,645)            51             263         (1,481)         1,167           (185,645)
                           =============    ============     ==========   ============    =============      ===========

Balance sheet as of December 31, 2003:

                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------
Current assets                  510,293         11,774          21,463          3,644        (26,458)           520,716
Non-current assets            1,335,790        144,077           6,499          7,962       (151,844)         1,342,484
                           -------------    ------------     ----------   ------------    -------------      -----------
      TOTAL                   1,846,083        155,851          27,962         11,606       (178,302)         1,863,200
                           =============    ============     ==========   ============    =============      ===========

Current liabilities             715,255         16,440          15,839          6,492        (29,431)           724,595
Non-current liabilities         773,408          3,321           3,261          2,054         (5,217)           776,827
                           -------------    ------------     ----------   ------------    -------------      -----------
Total liabilities             1,488,663         19,761          19,100          8,546        (34,648)         1,501,422
Minority interest                                                                              4,358              4,358
Shareholders' equity            357,420        136,090           8,862          3,060       (148,012)           357,420
                           -------------    ------------     ----------   ------------    -------------      -----------
      TOTAL                   1,846,083        155,851          27,962         11,606       (178,302)         1,863,200
                           =============    ============     ==========   ============    =============      ===========

Cash flows for the year ended December 31, 2003:

                            Mastellone
                             Hermanos
                           S.A. (parent     Combined MSL                    All Other     Consolidation
                              issuer)        and Promas          LIC      Subsidiaries      adjustments         Total
                           -------------    ------------     ----------   ------------    -------------      -----------
Net cash provided by
  (used in) operating
  activities                     59,207            (47)             312            162           (107)            59,527
Net cash (used in)
  provided by investing
  activities                     (6,982)        (8,332)             606            (83)         3,950            (10,841)
Net cash (used in)
  provided by financing
  activities                    (10,381)         3,265                             828           (241)            (6,529)
                           -------------    ------------     ----------   ------------    -------------      -----------
Increase (decrease) in
  cash and cash
  equivalents                    41,844         (5,114)             918            907          3,602             42,157
Cash and cash
  equivalents at
  beginning of year             113,326          5,522              995            213         (3,602)           116,454
                           -------------    ------------     ----------   ------------    -------------      -----------
Cash and cash
  equivalents at end of
  year                          155,170            408            1,913          1,120                           158,611
                           =============    ============     ==========   ============   =============      ============

The following summarizes the effect on net income and shareholders' equity of the differences between Argentine GAAP and U.S. GAAP. Please refer to Note 14 for a detailed description of reconciling items.

Income statement for the year ended December 31, 2005:






                                                 Mastellone
                                                  Hermanos
                                                    S.A.         Combined
                                                  (parent         MSL and               All Other   Consolidation
                                                  issuer)         Promas       LIC     Subsidiaries  adjustments      Total
                                                -----------      ---------   -------   ------------ -------------    -------
Net income (loss) as reported under Argentine GAAP
U.S. GAAP adjustments:                            (33,260)        6,543      11,329          274      (18,146)       (33,260)
1. Property, Plant and Equipment
   i. Foreign exchange gains and losses
       a.  Amounts of foreign exchange gains
           and losses                                              (214)                                                (214)
       b. Depreciation expense related to
           foreign exchange gains and losses        8,707           172                                                8,879
   ii. Technical revaluation
       Depreciation expense
       on revaluation increase                      3,007                                                              3,007
2. Goodwill
       Negative goodwill allocated to
       property, plant and equipment
Depreciation expense                                   52                                                                 52
3. Inventories
       Difference between replacement cost
       under Argentine GAAP and lower of cost
       or market under U.S. GAAP.                   4,737            32                                                4,769
4. Restructuring and extinguishment of
   financial debts
   i. Restructuring of secured loan with Calyon
       a. Debt restructuring
          adjustment under U.S. GAAP                1,046                                                              1,046
       b. Reversal of post-restructuring
          accrued interests under Argentine
          GAAP                                      1,442                                                              1,442
   ii. Restructuring and extinguishment of
       unsecured debts
        c.  Adjustment to record the fair
            value of the unsecured debts           35,546                                                             35,546
        d.  Gain on the debt restructuring
            under U.S. GAAP                         3,527                                                              3,527
        e.  Reversal of post-restructuring
            accrued interests under Argentine
            GAAP                                   47,921                                                             47,921
   iii. Restructuring of Senior Notes due 2008
        (exchanged for New Senior Notes due 2012)
        a.  Waiver of unpaid interests             (7,031)                                                            (7,031)
        b.  Accrual of interest under U.S. GAAP      (120)                                                              (120)
        c.  Reversal of post-restructuring
            accrued interests under Argentine
            GAAP                                      635                                                                635
        d.  Adjustment to record the New
            Senior Notes due 2012 at fair value    (2,674)                                                            (2,674)
   iv. Renegotiation of the previously
       restructured New Collateralized
       Floating Rate Debt with Compagnie
       Gervais Danone
        a.  Waiver of a portion of the
            principal                             (41,179)                                                           (41,179)
        b.  Gain on the debt restructuring
            under U.S. GAAP                        36,345                                                             36,345
        c.  Reversal of post-restructuring
            accrued interests under Argentine
            GAAP                                    3,275                                                              3,275
        d.  Adjustment to record the New
            Collateralized Floating Rate Debt
            at fair value                          (8,510)                                                            (8,510)
   v.  Waiver of unpaid interest on Senior
       Notes due 2008                               1,323                                                              1,323
                                                -----------      ---------   -------   ------------ -------------    -------
Net gain (loss) under U.S. GAAP (in Argentine
pesos)                                             54,789         6,533      11,329          274      (18,146)        54,779
                                                ===========      =========   =======   ============ =============    =======

Balance sheet as of December 31, 2005:

                                                 Mastellone
                                                  Hermanos
                                                    S.A.       Combined
                                                  (parent       MSL and               All Other   Consolidation
                                                  issuer)       Promas       LIC     Subsidiaries  adjustments     Total
                                               ------------   ----------  --------  ------------- -------------   ---------
Shareholders' equity as reported under
Argentine GAAP                                    697,500       155,142    16,043        2,626     (173,811)      697,500
U.S. GAAP adjustments:
1. Property, Plant and Equipment
   i.  Foreign exchange gains and losses
       a.  Amounts of foreign exchange gains
           and losses                            (161,430)       (2,240)                                         (163,670)
       b.  Accumulated depreciation related
           to foreign exchange gains and
           losses                                  34,861           636                                            35,497
   ii. Technical revaluation
       a.  Revaluation increase                   (48,380)                                                        (48,380)
       b   Accumulated depreciation on
           revaluation increase                    33,296                                                          33,296
2. Goodwill
   iii. Negative goodwill allocated to property,
        plant and equipment
       a.  Original value                          (1,958)                                                         (1,958)
       b.  Accumulated depreciation                   104                                                             104
3. Inventories
   Difference between replacement cost under
   Argentine GAAP and lower of cost or market
   under U.S. GAAP                                (10,339)          (93)                                          (10,432)
4. Restructuring and extinguishment of
   financial debts
   i.  Restructuring of secured loan with Calyon
       a.  Debt restructuring adjustment
           under U.S. GAAP                         (4,099)                                                         (4,099)
       b.  Reversal of post-restructuring
           accrued interests under Argentine
           GAAP                                     2,181                                                           2,181
   ii. Restructuring and extinguishment of
       unsecured debts
       a.  Waiver of unpaid interests            (327,386)                                                       (327,386)
       b.  Gain arising from the cash tender     (100,709)                                                       (100,709)
       c.  Adjustment to record the fair
           value of the unsecured debts          (109,929)                                                       (109,929)
       d.  Gain on the debt restructuring
           under U.S. GAAP                         72,393                                                          72,393
       e.  Reversal of post-restructuring
           accrued interests under Argentine
           GAAP                                    59,756                                                          59,756
   iii. Restructuring of Senior Notes due 2008
        (exchanged for New Senior Notes due 2012)
       a.  Waiver of unpaid interests              (7,031)                                                         (7,031)
       b.  Accrual of interest under U.S. GAAP       (120)                                                           (120)
       c.  Reversal of post-restructuring
           accrued interests under Argentine
           GAAP                                       635                                                             635
       d.  Adjustment to record the New
           Senior Notes due 2012 at fair value     (2,674)                                                         (2,674)
   iv. Renegotiation of the previously
       restructured New Collateralized
       Floating Rate Debt with Compagnie
       Gervais Danone
       a.  Waiver of a portion of the
           principal                              (41,179)                                                        (41,179)
       b.  Gain on the debt restructuring
           under U.S. GAAP                         36,345                                                          36,345
       c.  Reversal of post-restructuring
           accrued interests under Argentine
           GAAP                                     3,275                                                           3,275
       d.  Adjustment to record the New
           Collateralized Floating Rate Debt
           at fair value                           (8,510)                                                         (8,510)
                                                 ---------     ---------  -------      -------    ----------     ----------
Shareholders' equity under U.S. GAAP (in
Argentine pesos)                                  116,602       153,445    16,043        2,626     (173,811)      114,905
                                                 =========     =========  =======      =======    ==========     ==========

Income statement for the year ended December 31, 2004:

                                                 Mastellone
                                                  Hermanos
                                                    S.A.       Combined
                                                  (parent       MSL and               All Other   Consolidation
                                                  issuer)       Promas       LIC     Subsidiaries  adjustments     Total
                                                ----------   -----------  --------  ------------- -------------   ---------
Net income (loss) as reported under
  Argentine GAAP                                  325,695        (3,010)   (4,509)      (1,097)       8,616         325,695
U.S. GAAP adjustments:
1. Property, Plant and Equipment
   i.  Foreign exchange gains and losses
       a.  Amounts of foreign exchange gains
           and losses                               2,660          (107)                                              2,553
       b.  Depreciation expense related to
           foreign exchange gains and losses        8,567           172                                               8,739
   ii. Technical revaluation
       Depreciation expense on revaluation
       increase                                     3,286                                                             3,286
   iii.  Impairment loss                           20,784                                                            20,784
2. Goodwill
   i.  Amortization                                 3,858                                                             3,858
   ii. Impairment loss                             31,176                                                            31,176
   iii.  Negative goodwill allocated to
       property, plant and equipment
       a.  Original value                          (1,958)                                                           (1,958)
       b.  Depreciation expense                        52                                                                52
3. Inventories
   i.  Difference between replacement cost
       under Argentine GAAP and lower of
       cost or market under U.S. GAAP.              1,833           (57)                                 (4)          1,772
4. Restructuring of financial debts
   i.  Restructuring of secured loan with Calyon
       a.  Debt restructuring adjustment                                                                                   )
           under U.S. GAAP                         (5,145)                                                           (5,145
       b.  Reversal of post-restructuring accrued
           interests under Argentine GAAP             739                                                               739
   ii. Restructuring of unsecured debts
       a.  Waiver of unpaid interests            (327,386)                                                         (327,386)
       b.  Gain arising from the cash tender     (100,709)                                                         (100,709)
       c.  Adjustment to record the fair
           value of the unsecured debts          (145,475)                                                         (145,475)
       d.  Gain on the debt restructuring
           under U.S. GAAP                         68,866                                                            68,866
       e.  Reversal of post-restructuring
           accrued interests under Argentine
           GAAP                                    11,835                                                            11,835
   v.  Waiver of unpaid interest on Senior
       Notes due 2008                              (1,323)                                                           (1,323)
   vi. Direct costs incurred to effect debt
       restructurings                               6,993                                                             6,993
5. Amortization of organization costs                                47                                  (3)             44
                                               -----------      ---------  --------     --------    --------      ----------
Net (loss) gain under U.S. GAAP (in Argentine
pesos)                                            (95,652)       (2,955)   (4,509)      (1,097)       8,609         (95,604)
                                               ===========      =========  ========     ========    ========      ==========

Balance sheet as of December 31, 2004:

                                                 Mastellone
                                                  Hermanos
                                                    S.A.       Combined
                                                  (parent       MSL and             All Other   Consolidation
                                                  issuer)       Promas      LIC    Subsidiaries  adjustments      Total
                                                ------------  ----------  -------  ------------ -------------    ---------
Shareholders' equity as reported under
   Argentine GAAP                                 683,115       144,617     4,266      2,446     (151,329)        683,115
U.S. GAAP adjustments:
1. Property, Plant and Equipment
   i.  Foreign exchange gains and losses
       a.  Amounts of foreign exchange gains
           and losses                            (161,430)       (2,026)                                         (163,456)
       b.  Accumulated depreciation related
           to foreign exchange gains and
           losses                                  26,154           464                                            26,618
   ii. Technical revaluation
       a.  Revaluation increase                   (48,380)                                                        (48,380)
       b   Accumulated depreciation on
           revaluation increase                    30,289                                                          30,289
2. Goodwill
   iii. Negative goodwill allocated to
        property, plant and equipment
       a.  Original value                          (1,958)                                                         (1,958)
       b.  Accumulated depreciation                    52                                                              52
3. Inventories
   Difference between replacement cost under
   Argentine GAAP and lower of cost or market
   under U.S. GAAP                                (15,076)         (125)                                          (15,201)
4. Restructuring of financial debts
   i.  Restructuring of secured loan with Calyon
       a.  Debt restructuring adjustment
           under U.S. GAAP                         (5,145)                                                         (5,145)
       b.  Reversal of post-restructuring
           accrued interests under Argentine
           GAAP                                       739                                                             739
   ii. Restructuring of unsecured debts
       a.  Waiver of unpaid interests            (327,386)                                                       (327,386)
       b.  Gain arising from the cash tender     (100,709)                                                       (100,709)
       c.  Adjustment to record the fair
           value of the unsecured debts          (145,475)                                                       (145,475)
       d.  Gain on the debt restructuring
           under U.S. GAAP                         68,866                                                          68,866
       e.  Reversal of post-restructuring
           accrued interests under Argentine
           GAAP                                    11,835                                                          11,835
   v.  Waiver of unpaid interest on Senior
       Notes due 2008                              (1,323)                                                         (1,323)
                                                ------------  ----------  -------  ------------ -------------    ---------
Shareholders' equity under U.S. GAAP (in
Argentine pesos)                                   14,168       142,930     4,266      2,446     (151,329)         12,481
                                                ============  ==========  =======  ============ =============    =========


Income statement for the year ended December 31, 2003:

                                           Mastellone
                                         Hermanos S.A.    Combined
                                            (parent        MSL and               All Other     Consolidation
                                            issuer)        Promas       LIC    Subsidiaries     adjustments       Total
                                         --------------  ----------  --------  ------------    --------------  -----------
Net income (loss) as reported under
Argentine GAAP                            (185,645)             51        263     (1,481)         1,167         (185,645)
U.S. GAAP adjustments:
1. Property, Plant and Equipment
   i.  Foreign exchange gains and losses
       a.  Amounts of foreign exchange
           gains and losses                153,027           1,897                                               154,924
       b.  Depreciation expense related
           to foreign exchange
           gains and losses                  1,005             177                                                 1,182
   ii. Technical revaluation
       Depreciation expense on revaluation
       increase                              6,185                                                                 6,185
   iii.  Impairment loss                   (20,784)                                                              (20,784)
2. Goodwill
   i.  Amortization                          4,077                                                                 4,077
   ii. Impairment                           (1,300)                                                               (1,300)
3. Inventories
   i.  Difference between replacement
       cost under Argentine GAAP and lower
       of cost or market under
       U.S. GAAP                             2,522             (67)                                  (4)           2,451
   ii. Difference between net
       realizable value under
       Argentine GAAP versus lower of
       cost or market under U.S. GAAP.         678                                                                   678
4. Restructuring of financial debts
   Financial direct costs incurred to
   effect debt restructurings               (3,188)                                                               (3,188)
5. Amortization of organization costs                           35                                    3               38
                                         --------------  ----------  ---------  ------------    --------------  -----------
Net (loss) gain under U.S. GAAP (in
Argentine pesos)                           (43,423)          2,093        263     (1,481)         1,166          (41,382)
                                         ==============  ==========  =========  ============    ==============  ===========

Balance sheet as of December 31, 2003:

                                            Mastellone      Combined
                                          Hermanos S.A.      MSL and               All Other     Consolidation
                                         (parent issuer)     Promas       LIC    Subsidiaries     adjustments      Total
                                         ---------------   ----------  --------  ------------    --------------    --------
Shareholders' equity as reported under
Argentine GAAP                             357,420           136,090      8,862      3,060       (148,012)          357,420
U.S. GAAP adjustments:
1. Property, Plant and Equipment
   i.  Foreign exchange gains and losses
       a.  Amounts of foreign exchange
           gains and losses               (164,090)           (1,922)                                              (166,012)
       b.  Accumulated depreciation
           related to foreign exchange
           gains and losses                 17,587               292                                                 17,879
   ii. Technical revaluation
       a.  Revaluation increase            (48,380)                                                                 (48,380)
       b   Accumulated depreciation on
           revaluation increase             27,003                                                                   27,003
   iii.  Impairment loss                   (20,784)                                                                 (20,784)
2. Goodwill
   i.  Accumulated amortization              3,475                                                                    3,475
   ii. Impairment                          (38,509)                                                                 (38,509)
3. Inventories
   Difference between replacement cost
   under Argentine GAAP and lower of
   cost or market under U.S. GAAP.         (16,909)              (68)                                   4           (16,973)
4. Restructuring of financial debts
   Financial direct costs incurred to
   effect debt restructurings               (6,993)                                                                  (6,993)
5. Unamortized organization costs                                (44)                                   3               (41)
                                         ---------------   ----------  --------  ------------    --------------    --------
Shareholders' equity under U.S. GAAP
(in Argentine pesos)                       109,820           134,348      8,862      3,060       (148,005)          108,085
                                         ===============   ==========  ========  ============    ==============    ========


NOTE 16 - SUBSEQUENT EVENTS

The Company agreed with the National Ministry of Economy and Production on January 13, 2006, to maintain the prevailing prices for six products for a period of one year. This agreement is part of the efforts by the Argentine National Government to manage inflation. The agreement also implies the analysis of variations in costs, already produced or those costs that will occur in the future, and its transfer to selling prices. The Board of Directors and the Management of the Company do not foresee material effects on the financial position or the results as a consequence of the Government's policy or the execution of this agreement in particular.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                     MASTELLONE HERMANOS, S.A.



                                     By:      /s/ Pascual Mastellone
                                              ------------------------------
                                              Name:  Pascual Mastellone
                                              Title: Chief Executive Officer





                                     MASTELLONE HERMANOS, S.A.



                                     By:      /s/ Rodolfo D. Gonzalez
                                              --------------------------------
                                              Name:  Pascual Mastellone
                                              Title: Chief Executive Officer


Date:  May 22, 2006